

2022
ANNUAL
REPORT







COMPANY OVERVIEW

STAG Industrial, Inc. (NYSE: STAG) is a real estate investment trust (REIT) focused on the acquisition and operation of industrial properties throughout the United States.

OPERATING PORTFOLIO HIGHLIGHTS

99.0% OCCUPIED

SQUARE FEET	**112M**
STATES	**41**
TENANTS	**574**

2022 CASH NOI GROWTH

17.3%

2022 FFO GROWTH — **17.2**%

2022 ACQUISITIONS ACTIVITY

$**467**M

CAPITALIZATION RATE	**5.2**%
BUILDINGS	**26**

2022 LEASING ACTIVITY

12.2M SQ. FT.

STRAIGHT-LINE RENT CHANGE — **24.3**%

SOCIAL

As an expression of our commitment to good corporate citizenship, we established the STAG Industrial Charitable Action Fund in 2020 to promote equality and inspire children and young adults — particularly those at risk — to realize their potential and benefit future generations.

SOCIAL HIGHLIGHTS

DONATIONS AND FUNDRAISINGS

$**490**K

VOLUNTEER HOURS

677

ENVIRONMENTAL

Under the Greenhouse Gas (GHG) Protocol's market-based methodology, STAG achieved operational carbon neutrality in 2021 for our 2020 operating year.*

PORTFOLIO ENVIRONMENTAL STATISTICS

LED LIGHTING SYSTEMS AS A % OF PORTFOLIO

48%

CAPACITY FROM EXISTING PHOTOVOLTAIC SOLAR PROJECTS

25.6MW

REFLECTIVE ROOFING AS A % OF PORTFOLIO

48%

HVAC SYSTEM UPGRADES SINCE 2016

$**8.0**M

GOVERNANCE

STAG takes a proactive and transparent approach to governance, aiming to provide our stakeholders with checks and balances that both reduce risk and leverage opportunities. We are therefore committed to conducting our business honestly, ethically, and in a manner that considers the interests of all our stakeholders: tenants, shareholders, employees, service providers, partners, local communities and the public at large.

DIRECTORS SNAPSHOT

WOMEN AND/OR MINORITIES

30%

AUDIT COMMITTEE FINANCIAL EXPERTS

80%

AVERAGE TENURE

9YEARS

INDEPENDENT

80%

---

*This was achieved primarily through energy efficiency, optimization, and on-site renewables. Remaining scope 1 and scope 2 emissions were neutralized through the generation or purchase of credible and verifiable renewable energy certificates (RECs) and carbon offsets. We plan to decelerate our use of RECs and carbon offsets as we increase investments and efforts in energy efficiency, electrification and on-site renewables. To formalize an even deeper commitment, STAG has set a long-term goal in alignment with, and approved by, the Science-Based Targets Initiative (SBTi), the world's most widely respected organization tasked with the responsibility of vetting science-based emissions reduction targets from the private sector. STAG formally commits to reducing absolute scope 1 and scope 2 GHG emissions 50% by 2030 from a 2018 baseline, and to measure and reduce scope 3 emissions,which primarily come from our tenants' energy use. As mandated by SBTi, STAG's GHG inventory and management practices follow the rules and standards of the GHG Protocol and the accomplishment of its targets, excluding the use of carbon offsets.

DEAR SHAREHOLDERS



Fellow Stockholders,

It was a remarkable year for our Company. In 2022, industrial leasing fundamentals continued to operate at historically strong levels. At the same time, debt and equity capital markets experienced significant volatility, resulting in reduced borrowing availability and depressed stockholder returns. This macro backdrop drove a substantial decrease in industrial property acquisition volume. While we acquired much less in 2022, we achieved our strongest same-store cash net operating income (NOI) growth in the history of the company. We exceeded our expectations for core funds from operations per share, our preferred earnings per share metric, for the year as compared to initial guidance. Corporately, we completed our multi-year management succession plan resulting in my elevation to Chief Executive Officer. Our founder, Ben Butcher, transitioned from Chief Executive Officer to Executive Chairman of the Board, and our Chief Operating Officer, Steve Mecke, retired.

Our succession plan was executed seamlessly. I want to thank Ben, our Board, and my colleagues for placing the trust in me to run such an amazing company. I am fortunate to have an extremely talented team around me to drive strong results for our stockholders.

My vision for STAG's future growth is three pronged: 1) drive external growth via accretive acquisitions, 2) deliver consistently strong same-store cash NOI growth, and 3) execute a greater level of value-add, redevelopment and ground-up development projects.

2022 was a difficult year with respect to the debt and equity capital markets. Inflation spiked, interest rates increased, and credit spreads widened. This created a unique dynamic in the asset transaction market. Sellers of industrial properties were unwilling to accepted price reductions driven by a significant increase in buyers' cost of capital. This resulted in one of the slowest industrial asset transaction markets in many years. Price discovery for assets is still ongoing. At STAG, we pride ourselves on being prudent allocators of capital, and in 2022 we maintained our discipline of only acquiring accretive opportunities. Ultimately this translated into lower-than-expected acquisition volume. Going forward we will maintain our investment discipline and will be ready to drive growth through acquisitions when the time is right.

Fortunately, and consistent with the second prong of my focus, we have positioned the portfolio to deliver consistently strong same-store cash NOI growth. In 2022, we produced 5.0% cash same store NOI growth, which is more than 30% higher than any other year in the Company's existence. This growth was driven by accelerated leasing spreads and shorter downtimes for vacancies.

The last leg of the growth stool is increasing our participation in value-add, redevelopment and ground-up development opportunities. In late 2022, we delivered a ground-up development in Sacramento, CA. This project outperformed our underwriting and created significant incremental value. Also in 2022, we started a two-building development in Greer, SC. We expect these buildings to deliver in July 2023 and are now budgeting rents materially higher than initial underwriting.

As I look towards 2023 and beyond, I am very confident in STAG's investment thesis and our ability to deliver strong growth, both internally and externally. Our initial projections for cash same-store NOI growth in 2023 are consistent with our strong 2022 results. The 2023 cash same store NOI growth is anchored by record cash leasing spreads. Due to the volatile capital markets, we are projecting our acquisition and new value-add projects to be weighted toward the second half of 2023. I am pleased to say that our investment grade balance sheet is very strong with over $847 million dollars of liquidity at year end 2022.

In closing, 2022 was an exceptional year for STAG Industrial. Our people responded extremely well to the opportunities presented and overcame the challenging capital markets. I am very excited about 2023 and the opportunities for the company in the future as we execute our three-pronged approach to growth.

Thank you, my fellow stockholders, for your continued support as we focus on creating long-term value for all of us as investors in STAG.

Your grateful CEO,

William R. Crooker
CEO
STAG Industrial

















UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission file number 1-34907

STAG INDUSTRIAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	**27-3099608**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One Federal Street **23rd Floor** **Boston, Massachusetts**	**02110**
(Address of principal executive offices)	(Zip code)

(617) 574-4777
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	STAG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $5,526 million based on the closing price on the New York Stock Exchange as of June 30, 2022.

Number of shares of the registrant's common stock outstanding as of February 13, 2023: 179,329,037

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement with respect to its 2023 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14 hereof as noted therein.

STAG INDUSTRIAL, INC.

Table of Contents

Introduction

As used herein, except where the context otherwise requires, "Company," "we," "our" and "us," refer to STAG Industrial, Inc. and our consolidated subsidiaries and partnerships, including our operating partnership, STAG Industrial Operating Partnership, L.P. (our "Operating Partnership").

Forward-Looking Statements

This report, including the information incorporated by reference, contains "forward-looking statements" within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). You can identify forward-looking statements by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. Forward-looking statements in this report include, among others, statements about our future financial condition, results of operations, capitalization rates on future acquisitions, our business strategy and objectives, including our acquisition strategy, occupancy and leasing rates and trends, and expected liquidity needs and sources (including capital expenditures and the ability to obtain financing or raise capital). Our forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by our forward-looking statements are reasonable, we can give no assurance that our plans, intentions, expectations, strategies or prospects will be attained or achieved and you should not place undue reliance on these forward-looking statements. Furthermore, actual results may differ materially from those described in the forward-looking statements and may be affected by a variety of risks and factors including, without limitation:

- the factors included in this report, including those set forth under the headings "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations;"
- the risk of global or national recessions and international, national, regional, and local economic conditions;
- our ability to raise equity capital on attractive terms;
- the competitive environment in which we operate;
- real estate risks, including fluctuations in real estate values, the general economic climate in local markets and competition for tenants in such markets, and the repurposing or redevelopment of retail properties into industrial properties (in part or whole);
- decreased rental rates or increased vacancy rates;
- potential defaults (including bankruptcies or insolvency) on or non-renewal of leases by tenants;
- acquisition risks, including our ability to identify and complete accretive acquisitions and/or failure of such acquisitions to perform in accordance with projections;
- the timing of acquisitions and dispositions;
- technological developments, particularly those affecting supply chains and logistics;
- potential natural disasters, epidemics, pandemics or outbreak of infectious disease, such as the novel coronavirus disease ("COVID-19"), and other potentially catastrophic events such as acts of war and/or terrorism (including the conflict between Russia and Ukraine and the related impact on macroeconomic conditions as a result of such conflict);
- the general level of interest rates and currencies;
- potential changes in the law or governmental regulations and interpretations of those laws and regulations, including changes in real estate and zoning laws or real estate investment trust ("REIT") or corporate income tax laws, and potential increases in real property tax rates;
- financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;
- credit risk in the event of non-performance by the counterparties to the interest rate swaps and revolving and unfunded debt;
- how and when pending forward equity sales may settle;
- lack of or insufficient amounts of insurance;
- our ability to maintain our qualification as a REIT;
- our ability to retain key personnel;
- litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and

- possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us.

Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Business

Certain Definitions

In this report:

"GAAP" means generally accepted accounting principles in the United States.

"Total annualized base rental revenue" means the contractual monthly base rent as of December 31, 2022 (which differs from rent calculated in accordance with GAAP) multiplied by 12. If a tenant is in a free rent period as of December 31, 2022, the total annualized base rental revenue is calculated based on the first contractual monthly base rent amount multiplied by 12.

"Occupancy rate" means the percentage of total leasable square footage for which either revenue recognition has commenced in accordance with GAAP or the lease term has commenced as of the close of the reporting period, whichever occurs earlier.

"Value Add Portfolio" means our properties that meet any of the following criteria: (i) less than 75% occupied as of the acquisition date (ii) will be less than 75% occupied due to known move-outs within two years of the acquisition date; (iii) out of service with significant physical renovation of the asset; or (iv) development.

"Stabilization" for properties under development or being redeveloped means, the earlier of achieving 90% occupancy or 12 months after completion. With respect to properties acquired and immediately added to the Value Add Portfolio, (i) if acquired with less than 75% occupancy as of the acquisition date, Stabilization will occur upon the earlier of achieving 90% occupancy or 12 months from the acquisition date; or (ii) if acquired and will be less than 75% occupied due to known move-outs within two years of the acquisition date, Stabilization will occur upon the earlier of achieving 90% occupancy after the known move-outs have occurred or 12 months after the known move-outs have occurred.

"Operating Portfolio" means all warehouse and light manufacturing assets that were acquired stabilized or have achieved Stabilization. The Operating Portfolio excludes non-core flex/office assets, assets contained in the Value Add Portfolio, and assets classified as held for sale.

"Comparable Lease" means a lease in the same space with a similar lease structure as compared to the previous in-place lease, excluding new leases for space that was not occupied under our ownership.

"SL Rent Change" means the percentage change in the average monthly base rent over the term of the lease that commenced during the period compared to the Comparable Lease for assets included in the Operating Portfolio. Rent under gross or similar type leases are converted to a net rent based on an estimate of the applicable recoverable expenses, and this calculation excludes the impact of any holdover rent.

"Cash Rent Change" means the percentage change in the base rent of the lease commenced during the period compared to the base rent of the Comparable Lease for assets included in the Operating Portfolio. The calculation compares the first base rent payment due after the lease commencement date compared to the base rent of the last monthly payment due prior to the termination of the lease, excluding holdover rent. Rent under gross or similar type leases are converted to a net rent based on an estimate of the applicable recoverable expenses.

"New Lease" means a lease that is signed for an initial term equal to or greater than 12 months for any vacant space, including a lease signed by a new tenant or an existing tenant that is expanding into new (additional) space.

"Renewal Lease" means a lease signed by an existing tenant to extend the term for 12 months or more, including (i) a renewal of the same space as the current lease at lease expiration, (ii) a renewal of only a portion of the current space at lease expiration, or (iii) an early renewal or workout, which ultimately does extend the original term for 12 months or more.

"Weighted Average Lease Term" means the contractual lease term in years, assuming that tenants exercise no renewal options, purchase options, or early termination rights, weighted by square footage.

Overview

We are a REIT focused on the acquisition, ownership and operation of industrial properties throughout the United States. We seek to (i) identify properties for acquisition that offer relative value across all locations, industrial property types, and tenants through the principled application of our proprietary risk assessment model, (ii) operate our properties in an efficient, cost-effective manner, and (iii) capitalize our business appropriately given the characteristics of our assets.

We are organized and conduct our operations to maintain our qualification as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), and generally are not subject to federal income tax to the extent we currently distribute our income to our stockholders and maintain our qualification as a REIT. We remain subject to state and local taxes on our income and property and to U.S. federal income and excise taxes on our undistributed income.

As of December 31, 2022, we owned 562 buildings in 41 states with approximately 111.7 million rentable square feet, consisting of 484 warehouse/distribution buildings, 74 light manufacturing buildings, one flex/office building, and three Value Add Portfolio buildings. While the majority of our portfolio consists of single-tenant properties, we also own multi-tenant properties and may re-lease originally single-tenant properties to multiple tenants. As of December 31, 2022, our buildings were approximately 98.5% leased, with no single tenant accounting for more than approximately 3.0% of our total annualized base rental revenue and no single industry accounting for more than approximately 10.9% of our total annualized base rental revenue. We intend to maintain a diversified mix of tenants to limit our exposure to any single tenant.

As of December 31, 2022, our Operating Portfolio was approximately 99.0% leased and our SL Rent Change on new and renewal leases together grew approximately 24.3% and 17.6% during the years ended December 31, 2022 and 2021, respectively, and our Cash Rent Change on new and renewal leases together grew approximately 14.3% and 10.4% during the years ended December 31, 2022 and 2021, respectively.

We have a fully-integrated acquisition, leasing and asset management platform, and our senior management team has a significant amount of industrial real estate experience. Our mission is to continue to be a disciplined, relative value investor and a leading owner and operator of industrial properties in the United States. We seek to deliver attractive stockholder returns in all market environments by providing a covered dividend combined with accretive growth.

Our Strategy

Our primary business objectives are to own and operate a balanced and diversified portfolio of binary risk investments (individual industrial properties) that maximize cash flows available for distribution to our stockholders, and to enhance stockholder value over time by achieving sustainable long-term growth in distributable cash flow from operations per share.

We believe that our focus on owning and operating a portfolio of individually-acquired industrial properties throughout the United States will, when compared to other real estate portfolios, generate returns for our stockholders that are attractive in light of the associated risks for the following reasons.

- Since many industrial properties have a single tenant, buyers tend to price an individual industrial property according to the binary nature of its cash flows – with only one potential tenant, the property is either generating revenue or not. Furthermore, if a single-tenant industrial property is vacant and not generating revenue, the owner will be responsible for paying the operating expenses at the property (which are typically covered by the tenant). As a result of these factors, we believe the market prices single-tenant industrial properties based upon a higher risk profile, and therefore, applies a lower value relative to a diversified cash flowing investment.
- The acquisition and contribution of individual single-tenant industrial properties (and each property's binary risk cash flows) to an aggregated portfolio creates diversification, thereby lowering risk and creating value.
- Industrial properties generally require less capital expenditure than other commercial property types and single-tenant properties generally require less expenditure for leasing, operating, and capital costs per property than multi-tenant properties.

- Other institutional, industrial real estate buyers tend to focus on properties and portfolios in certain primary markets. In contrast, we focus on individual industrial properties across many markets. As a result, our typical competitors for acquisition opportunities are local investors who may not have the same access to debt or equity capital as us. In our fragmented, predominantly non-institutional environment, a sophisticated, institutional platform with access to capital has execution and operational advantages.

Regulation

General

We are subject to various laws, ordinances, rules and regulations of the United States and the states and local municipalities in which we own properties, including regulations relating to common areas and fire and safety requirements. We believe that we or our tenants, as applicable, have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act of 1990, as amended (the "ADA") to the extent that such properties are "public accommodations" as defined under the ADA. Under the ADA, places of public accommodation must meet certain federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio in the aggregate substantially comply with current requirements of the ADA, and we have not received any notice for correction from any regulatory agency, we have not conducted a comprehensive audit or investigation of all of our properties to determine whether we are in compliance and therefore we may own properties that are not in compliance with the ADA.

ADA compliance is dependent upon the tenant's specific use of the property, and as the use of a property changes or improvements to existing spaces are made, we will take steps to ensure compliance. Noncompliance with the ADA could result in additional costs to attain compliance, the imposition of fines by the federal government or the award of damages or attorney's fees to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations to achieve compliance as necessary.

Environmental Matters

Our properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible we could incur these costs even after we sell a property. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property. Under applicable environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. We invest in properties historically used for industrial, light manufacturing and commercial purposes. Some of our properties contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain, underground storage tanks used to store petroleum products and other hazardous or toxic substances, which create a potential for the release of petroleum products or other hazardous or toxic substances. We also own properties that are on or are adjacent to or near other properties upon which other persons, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may generate or release petroleum products or other hazardous or toxic substances.

Environmental laws in the United States also require that owners of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on owners or who fail to comply with these requirements and may allow third parties to seek recovery from owners for personal injury associated with exposure to asbestos. Some of our buildings are known to have asbestos containing materials, and others, due to the age of the building and observed conditions, are suspected of having asbestos containing materials. We do not believe these conditions will materially and adversely affect us. In most or all instances, no immediate action was recommended to address the conditions.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos at one of our properties may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. All of our properties were subject to a Phase I or similar environmental assessment by independent environmental consultants at the time of acquisition. We generally expect to continue to obtain a Phase I or similar environmental assessment by independent environmental consultants on each property prior to acquiring it. However, these environmental assessments may not reveal all environmental costs that might have a material adverse effect on our business, assets, results of operations or liquidity and may not identify all potential environmental liabilities.

At the time of acquisition, we add each property to our portfolio environmental insurance policy that provides coverage for potential environmental liabilities, subject to the policy's coverage conditions and limitations.

Compliance with these environmental laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods. We can make no assurances that future laws, ordinances or regulations will not impose material environmental liabilities on us, or the current environmental condition of our properties will not be affected by tenants, the condition of land or operations in the vicinity of our properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Insurance

We carry comprehensive general liability, fire, extended coverage and rental loss insurance covering all of the properties in our portfolio under a blanket insurance policy. In addition, we maintain a portfolio environmental insurance policy that provides coverage for potential environmental liabilities, subject to the policy's coverage conditions and limitations. Generally, we do not carry insurance for certain losses, including, but not limited to, losses caused by floods (unless the property is located in a flood plain), earthquakes, acts of war, acts of terrorism or riots. We carry employment practices liability insurance that covers us against claims by employees, former employees or potential employees for various employment related matters including wrongful termination, discrimination, sexual harassment in the workplace, hostile work environment, and retaliation, subject to the policy's coverage conditions and limitations. We carry comprehensive cyber liability insurance coverage that covers us against claims related to certain first party and third party losses including data restoration costs, crisis management expenses, credit monitoring costs, failure to implement and maintain reasonable security procedures, invasion of customer's privacy and negligence, subject to the policy's coverage conditions and limitations. We also carry directors and officers insurance. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and standard industry practice; however, our insurance coverage may not be sufficient to cover all of our losses.

Competition

In acquiring our target properties, we compete primarily with local or regional operators due to the smaller, single asset (versus portfolio) focus of our acquisition strategy. From time to time we compete with other public industrial property sector REITs, single-tenant REITs, income oriented non-traded REITs, and private real estate funds. Local real estate investors historically have represented our predominant competition for deals and they typically do not have the same access to capital that we do as a publicly traded institution. We also face significant competition from owners and managers of competing properties in leasing our properties to prospective tenants and in re-leasing space to existing tenants.

Operating Segments

We manage our operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions, and accordingly, have only one reporting and operating segment. See Note 2 in the accompanying Notes to Consolidated Financial Statements under "Segment Reporting."

Corporate Responsibility Program

We are committed to maintaining a robust corporate responsibility program that incorporates environmental, social and governance ("ESG") initiatives into our overall business, investment, and asset management strategies. We are also committed to transparent reporting of our ESG initiatives. In December 2021, we published our inaugural 2020-2021 Environmental,

Social and Governance Report, which includes information regarding our ESG policies and programs, historic results, and performance targets, including a new long-term greenhouse gas (GHG) reduction goal as approved by the Science-Based Targets Initiative (SBTi). In addition, annually we participate in the public disclosure rating process of the Global Real Estate Sustainability Benchmark, which is an entity that provides a ranking system to evaluate and compare ESG practices in the real estate industry.

Additional information regarding our corporate responsibility program will be included in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders and our 2020-2021 Environmental, Social and Governance Report is currently available under the "Corporate Responsibility" section of our website at www.stagindustrial.com. However, the information located on, or accessible from, our website, including our sustainability report, is not, and should not be deemed to be, part of this report or incorporated into any other filing that we submit to the Securities and Exchange Commission ("SEC").

Human Capital Management

We believe that demonstrating strong financial performance while also promoting awareness and respect for fundamental human rights is important to long-term value creation, business continuity and corporate success. As part of our commitment to providing a work environment that attracts, develops and retains high-performing individuals and that treats employees with dignity and respect:

- We offer equal employment opportunities to all of our employees and seek to foster a diverse and vibrant workplace with employees who possess a broad range of experiences, backgrounds, and skills. We continually assess and strive to enhance employee satisfaction and engagement. Our employees, many of whom have a relatively long tenure with the Company, have regular opportunities to participate in personal growth and professional development programs and social or team building events. We seek to identify and develop future leaders within the Company and periodically review with our Chief Executive Officer and board of directors the identity, skills, and characteristics of those persons who could succeed to senior and executive positions.
- We endeavor to maintain a workplace free from discrimination or harassment on the basis of race, color, religion, creed, gender, gender identity or expression, sexual orientation, genetic information, national origin, ancestry, age, disability, military or veteran status, and political affiliate or activities, among others. We conduct training to prevent discrimination and harassment and monitor and address employee conduct.
- We are committed to compensating our employees well and at competitive industry rates while, at the same time, monitoring our compensation programs to ensure that we are continuously attracting and retaining top talent. We also provide our employees with highly competitive health and wellness benefits, including medical, dental, vision, life, and short-term disability insurance, with premiums that are entirely paid for by the Company. We also offer flexible spending accounts for medical and dependent care, a program to pay commuting and office parking costs with pre-tax income, and a competitive vacation policy, including paid holidays, personal time off, and other leave benefits.
- We seek to foster a corporate culture where our stakeholders, including our employees, engage in, and collaborate to extend resources towards, community development. In furtherance of this commitment, we partner with, and support, local charitable organizations that we believe are contributing to the growth and development of the community, particularly organizations assisting at-risk youth. Through our partnerships with these organizations, in recent years, our employees have committed significant time and resources to support children and young adults, including through personal donations, fundraising, and volunteer work.

As of December 31, 2022, we had 93 employees. None of our employees are represented by a labor union.

Additional information regarding our human capital programs and initiatives will be included in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders and is currently available under the "Corporate Responsibility" section of our website at *www.stagindustrial.com.* However, the information located on, or accessible from, our website is not, and should not be deemed to be, part of this report or incorporated into any other filing that we submit to the SEC.

Our Corporate Structure

STAG Industrial, Inc. was incorporated in Maryland on July 21, 2010. Shares of our common stock are publicly traded on the NYSE New York Stock Exchange ("NYSE") under the symbol "STAG."

Our Operating Partnership was formed as a Delaware limited partnership on December 21, 2009. We own all of our properties and conduct substantially all of our business through our Operating Partnership. We are the sole member of the sole general partner of our Operating Partnership. As of December 31, 2022, we owned approximately 97.9% of the common units of limited partnership interest in our Operating Partnership ("common units"), and our current and former executive officers, directors, employees and their affiliates, and third parties owned the remaining 2.1%. The common units are not publicly traded, but each common unit receives the same distribution as a share of our common stock, the value of each common unit is tied to the value of a share of our common stock, and each common unit, after one year, generally may be redeemed (that is, exchanged) for cash in an amount equivalent to the value of a share of our common stock or, if we choose, for a share of common stock on a one-for-one basis. When redeeming common units for cash, the value of a share of our common stock is calculated as the average common stock closing price on the NYSE for the 10 trading days immediately preceding the redemption notice date.

We are structured as an umbrella partnership REIT, also known as an "UPREIT," with our publicly-traded entity, STAG Industrial, Inc., operating as the REIT in the UPREIT structure, and our Operating Partnership operating as the umbrella partnership. This UPREIT structure provides us an opportunity to acquire properties on a tax-deferred basis by issuing common units in our Operating Partnership in exchange for properties.

The following is a simplified diagram of our UPREIT structure at December 31, 2022.



Public stockholders (including officers and directors)
100%
STAG Industrial, Inc. (the "REIT") NYSE: STAG
100%
Third parties (including officers and directors)
96.9% Limited Partner
STAG Industrial GP, LLC
2.1% Limited Partner
1% General Partner
STAG Industrial Operating Partnership, L.P. (the "Operating Partnership")
100%
Property subsidiaries

Additional Information

Our principal executive offices are located at One Federal Street, 23rd Floor, Boston, Massachusetts 02110. Our telephone number is (617) 574-4777.

Our website is www.stagindustrial.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to any of those reports that we file with the SEC are available free of charge as soon as reasonably practicable through our website at www.stagindustrial.com. Also posted on our website, and available in print upon request, are charters of each committee of the board of directors, our code of business conduct and ethics and our corporate governance guidelines. Within the time period required by the SEC, we will post on our website any amendment to the code of business conduct and ethics and any waiver applicable to any executive officer, director or senior financial officer. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this report or any other report or document we file with or furnish to the SEC.

All reports, proxy and information statements and other information we file with the SEC are also available free of charge through the SEC's website at www.sec.gov.

Item 1A. Risk Factors

The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we may currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Operations

Adverse economic conditions may adversely affect our operating results and financial condition.

Our operating results and financial condition may be affected by market and economic challenges and uncertainties, which may result from a general economic downturn experienced by the nation as a whole, by the local economies where our properties are located or our tenants conduct business, or by the real estate industry, including the following: (i) poor economic conditions may result in tenant defaults under leases and extended vacancies at our properties; (ii) re-leasing may require concessions or reduced rental rates under the new leases due to reduced demand; (iii) adverse capital and credit market conditions may restrict our operating activities; and (iv) constricted access to credit may result in tenant defaults, non-renewals under leases or inability of potential buyers to acquire properties held for sale.

Also, to the extent we purchase real estate in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future, or the number of companies seeking to acquire properties decreases, the value of our investments may not appreciate or may decrease significantly below the amount we paid for these investments. Our operating results and financial condition could be negatively affected to the extent that an economic slowdown or downturn is prolonged or becomes more severe.

Recent macroeconomic trends, including inflation and rising interest rates, may adversely affect our business, financial condition and results of operations.

During the year ended December 31, 2022, inflation in the United States accelerated and is currently expected to continue at an elevated level in the near-term. Beginning in 2022, in an effort to combat inflation and restore price stability, the Federal Reserve significantly raised its benchmark federal funds rate, which led to increases in interest rates in the credit markets. The Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of slowing economic growth and/or a recession. Additionally, U.S. government policies implemented to address inflation, including actions by the Federal Reserve to increase interest rates, could negatively impact consumer spending, our tenants' businesses, and/or future demand for industrial space.

Rising inflation could also have an adverse impact on our financing costs (either through near-term borrowings on our variable rate debt, including our unsecured credit facility, or refinancing of existing debt at higher interest rates), and general and administrative expenses and property operating expenses, as these costs could increase at a rate higher than our rental and other revenue. To the extent our exposure to increases in interest rates is not eliminated through interest rate swaps or other protection agreements, such increases may also result in higher debt service costs, which will adversely affect our cash flows. Historically, during periods of increasing interest rates, real estate valuations have generally decreased due to rising capitalization rates, which tend to move directionally with interest rates. Consequently, prolonged periods of higher interest rates may negatively impact the valuation of our real estate assets and could result in the decline of the market price of our common stock, which may adversely impact our ability and willingness to raise equity capital on favorable terms, including through our at-the-market ("ATM") common stock offering program. Although the extent of any prolonged periods of higher interest rates remains unknown at this time, negative impacts to our cost of capital may adversely affect our future business plans and growth, at least in the near term.

Our investments are concentrated in the industrial real estate sector, and we would be adversely affected by an economic downturn in that sector.

As of December 31, 2022, the majority of our buildings were industrial properties. This concentration may expose us to the risk of economic downturns in the industrial real estate sector to a greater extent than if our properties were more diversified across other sectors of the real estate industry.

We are subject to geographic and industry concentrations that make us susceptible to adverse events with respect to certain markets and industries.

We are subject to certain geographic and industry concentrations with respect to our properties. As a result of these concentrations, any adverse event or downturn in local economic conditions or industry conditions, changes in state or local governmental rules and regulations, acts of nature, epidemics, pandemics or other public health crises and actions taken in response thereto, and other factors affecting these markets or industries could adversely affect us and our tenants operating in those markets or industries. If any tenant is unable to withstand such adverse event or downturn or is otherwise unable to compete effectively in its market or business, it may be unable to meet its rental obligations, seek rental concessions, be unable to enter into new leases or forced to declare bankruptcy and reject our leases, which could materially and adversely affect us.

We have owned many of our properties for a limited time, and we may not be aware of characteristics or deficiencies involving any one or all of them.

Of the properties in our portfolio at December 31, 2022, 266 buildings totaling approximately 52.3 million rentable square feet have been acquired in the past five years. These properties may have characteristics or deficiencies unknown to us that could affect their valuation or revenue potential and such properties may not ultimately perform up to our expectations. We cannot assure you that the operating performance of the properties will not decline under our management.

Our growth depends upon future acquisitions of properties, and we may be unable to consummate acquisitions on advantageous terms and acquisitions may not perform as we expect.

The acquisition of properties entails various risks, including the risk that our investments may not perform as we expect. Our ability to continue to acquire properties in our pipeline that we believe to be suitable and compatible with our growth strategy may be constrained by numerous factors, including our ability to negotiate and execute a mutually-acceptable definitive purchase and sale agreement with the seller, our completion of satisfactory due diligence and the satisfaction of customary closing conditions, including the receipt of third-party consents and approvals. Further, we face competition for attractive investment opportunities from other well-capitalized real estate investors, including publicly-traded and non-traded REITs, private equity investors and other institutional investment funds that may have greater financial resources and a greater ability to borrow funds to acquire properties, the ability to offer more attractive terms to prospective tenants and the willingness to accept greater risk or lower returns than we can prudently manage. This competition may increase the demand for our target properties and, therefore, reduce the number of, or increase the price for, suitable acquisition opportunities, all of which could materially and adversely affect us. This competition will increase as investments in real estate become increasingly attractive relative to other forms of investment. In addition, we expect to finance future acquisitions through a combination of secured and unsecured borrowings, proceeds from equity or debt offerings by us or our Operating Partnership or its subsidiaries and proceeds from property contributions and divestitures which may not be available and which could adversely affect our cash flows.

We may face risks associated with acquiring properties in unfamiliar markets.

We have acquired, and may continue to acquire, properties in markets that are new to us. When we acquire properties located in these markets, we face risks associated with a lack of market knowledge or understanding of the local economy (including that competitors and counterparties may have much greater knowledge and understanding), forging new business relationships in the area and unfamiliarity with local government and laws.

A significant portion of our properties have leases that expire in the next two years and we may be unable to renew leases, lease vacant space or re-lease space on favorable terms.

Our operating results, cash flows, cash available for distribution, and the market price of our securities would be adversely affected if we are unable to lease, on economically favorable terms, a significant amount of space in our properties. Our properties may have some level of vacancy at the time of our acquisition and may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. As of December 31, 2022, leases with respect to approximately 19.5% (excluding month-to-month leases) of our total annualized base rental revenue will expire before December 31, 2024. We cannot assure you that expiring leases will be renewed or that our properties will be re-leased at base rental rates equal to or above the current market rental rates. In addition, our ability to release space at attractive rental rates will depend on (i) whether the property is specifically suited to the particular needs of a tenant, and (ii) the number of vacant or partially vacant industrial properties in a market or sub-market. In connection with a vacancy at one of our properties, we may face difficulty obtaining, or be unable to obtain, a new tenant for the vacant space. If the vacancy continues for a long period of time, we may suffer reduced revenue resulting in less cash available for distribution to stockholders and the resale value of the property could be diminished.

We face significant competition for tenants, which may negatively impact the occupancy and rental rates at our properties.

We compete with other owners, operators and developers of real estate, some of which own industrial properties in the same markets and sub-markets in which our properties are located. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to lower our rental rates or to offer more substantial tenant improvements, early termination rights, below-market renewal options or other lease incentive payments to remain competitive. Competition for tenants could negatively impact the occupancy and rental rates of our properties.

Default by one or more of our tenants could materially and adversely affect us, and bankruptcy laws limit our remedies in the event of a tenant default.

The success of our tenants in operating their businesses will continue to be impacted by many current economic challenges, which impact their cost of doing business, including, but not limited to, inflation, labor shortages, supply chain constraints and increasing energy prices and interest rates. Additionally, macroeconomic and geopolitical risks create challenges that may exacerbate current market conditions in the United States. Any of our tenants may experience an adverse event or downturn in its business at any time that may significantly weaken its financial condition or cause its failure. As a result, such a tenant may fail to make rental payments when due, decline to extend or renew its lease upon expiration and/or declare bankruptcy and reject our lease. The default, financial distress or bankruptcy of a tenant could cause interruptions in the receipt of rental revenue and/or result in a vacancy, which is, in the case of a single-tenant property, likely to result in the complete reduction in the operating cash flows generated by the property and may decrease the value of that property. In addition, a majority of our leases generally require the tenant to pay all or substantially all of the operating expenses associated with the ownership of the property, such as utilities, real estate taxes, insurance and routine maintenance. Following a vacancy at a single-tenant property, we will be responsible for all of the operating costs at such property until it can be re-let, if at all.

The bankruptcy or insolvency of a tenant could diminish the income we receive from that tenant's lease and we may not be able to evict a tenant solely because of its bankruptcy filing. On the other hand, a bankruptcy court might authorize the tenant to terminate its lease with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured pre-petition claim, subject to statutory limitations, and therefore such amounts received in bankruptcy are likely to be substantially less than the remaining rent we otherwise were owed under the lease. In addition, any claim we have for unpaid past rent could be substantially less than the amount owed.

If our tenants are unable to obtain financing necessary to continue to operate their businesses and pay us rent, we could be materially and adversely affected.

Many of our tenants rely on external sources of financing to operate their businesses. The U.S. financial and credit markets have recently experienced liquidity disruptions, resulting in volatility in the markets and the unavailability of financing for many businesses. If such disruptions worsen or continue for a prolonged period of time, any of these tenants may be unable to obtain financing necessary to continue to operate its business, unable to meet its rental obligations, unable to enter into new leases or forced to declare bankruptcy and reject our leases, which could materially and adversely affect us.

The COVID-19 pandemic or any future public health crisis, pandemic, epidemic or outbreak of infectious disease could have material and adverse effects on our business, operating results, financial condition and cash flows.

Any future public health crisis, pandemic, epidemic or outbreak of infectious disease, such as the COVID-19 pandemic, could have material and adverse effects on our business, operating results, financial condition and cash flows due to, among other factors: (i) government authorities requiring the closure of offices or other businesses or instituting quarantines of personnel; (ii) disruption in global supply and delivery chains; (iii) a general decline in business activity and demand for real estate; (iv) repurposing or redevelopment of defunct retail properties into industrial properties; (v) reduced economic activity, general economic decline or recession, which may impact our tenants' businesses and may cause one or more of our tenants to be unable to make rent payments to us timely, or at all, or to otherwise seek modifications of lease obligations; (vi) difficulty accessing debt and equity capital on attractive terms, or at all; and (vii) the potential negative impact on the health of our personnel or our ability to recruit and retain key employees.

Risks Related to Our Organization and Structure

Our growth depends on external sources of capital, which are outside of our control and affect our ability to finance acquisitions, take advantage of strategic opportunities, satisfy debt obligations and make distributions to stockholders.

In order to maintain our qualification as a REIT, we are generally required under the Code to annually distribute at least 90% of our net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these requirements, we may not be able to fund future capital needs, including acquisition financing, from operating cash flow and rely on third-party sources to fund our capital needs. Our access to third-party sources of capital depends, in part, on general market conditions, the market's perception of our growth potential, our current debt levels, our current and expected future earnings, our cash flow and distributions and the market price of our common stock. If we cannot raise equity or obtain financing from third-party sources on favorable terms, or at all, we may not be able to acquire properties when opportunities exist, meet the capital and operating needs of our existing properties or satisfy our debt service obligations. To the extent that capital is not available to acquire properties, profits may not be realized or their realization may be delayed, which could result in an earnings stream that is less predictable than some of our competitors or a failure to meet our projected earnings and distributable cash flow levels in a particular reporting period. Further, in order to meet the REIT distribution requirements and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes or the effect of non-deductible capital expenditures, the creation of reserves, certain restrictions on distributions under loan documents or required debt or amortization payments.

Certain provisions of our governing documents and Maryland law may delay or prevent a transaction or a change of control that might be in the best interest of stockholders.

Our charter and bylaws, the Operating Partnership agreement and Maryland law contain provisions that may delay or prevent a transaction or a change of control, including, among other provisions, the following:

Our charter contains 9.8% ownership limits. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to limit any person to actual or constructive ownership of no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our capital stock and no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. While our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limits, it may not grant an exemption to any proposed transferee whose ownership could jeopardize our REIT status. These ownership limits may delay or prevent a transaction or a change of control that might be in the best interest of stockholders.

Our board of directors may create and issue a class or series of preferred stock without stockholder approval. Our board of directors may amend our charter, without stockholder approval, to (i) increase or decrease the aggregate number of shares of common stock or the number of shares of stock of any class or series, (ii) designate and issue from time to time one or more classes or series of preferred stock, (iii) classify or reclassify any unissued shares of stock, and (iv) determine the relative rights, preferences and privileges of any class or series of preferred stock. The issuance of preferred stock could have the effect of delaying or preventing a transaction or a change of control that might be in the best interests of stockholders.

Certain provisions in the Operating Partnership agreement may delay or prevent a change of control. Provisions in the Operating Partnership agreement could discourage third parties from making proposals involving an unsolicited acquisition or change of control transaction, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others, redemption rights, transfer restrictions on the common units, the ability of the general partner to amend certain provisions in the Operating Partnership agreement without the consent of limited partners and the right of limited partners to consent to certain mergers and transfers of the general partnership interest. In addition, any potential change of control transaction may be further limited as a result of provisions related to the long-term incentive plan units in our Operating Partnership ("LTIP units") granted under the STAG Industrial, Inc. 2011 Equity Incentive Plan, as amended and restated (the "2011 Plan"), which require us to preserve the rights of LTIP unit holders and may restrict us from amending the Operating Partnership agreement in a manner that would have an adverse effect on the rights of LTIP unit holders.

Certain provisions of Maryland law could delay or prevent a change in control. Title 8, Subtitle 3 of the Maryland General Corporation Law ("MGCL"), permits our board of directors, without stockholder approval, to implement certain takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions and other provisions of Maryland law may have the effect of inhibiting a third party from making an acquisition proposal or delaying or preventing a change of control under circumstances that might be in the best interest of stockholders.

Our board of directors can take many actions without stockholder approval.

Our board of directors has the general authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility and allows the board to take many actions, without stockholder approval, that could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets. For example, our board of directors can, among other things, (i) change our investment, financing and borrowing strategies and our policies with respect to all other activities, including distributions, leasing, debt, capitalization and operations (including creditworthiness standards with respect to our tenants), (ii) subject to provisions in our charter, prevent the ownership, transfer and accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders, (iii) issue additional shares (which could dilute the ownership of existing stockholders) and increase or decrease the aggregate number of shares or the number of shares of any class or series or classify or reclassify any unissued shares, without obtaining stockholder approval, and (iv) determine that it is no longer in our best interests to continue to qualify as a REIT.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for monetary damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Additionally, the Operating Partnership agreement limits our liability and requires our Operating Partnership to indemnify us and our directors and officers to the maximum extent permitted by Delaware law against all claims that relate to the operations of our Operating Partnership, except for actions taken in bad faith, or with gross negligence or willful misconduct. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Our fiduciary duties as sole member of the general partner of our Operating Partnership could create conflicts of interest, which may impede business decisions that could benefit our stockholders.

We have fiduciary duties to the other limited partners in our Operating Partnership, including members of our management team and board of directors, the discharge of which may conflict with the interests of our stockholders. In addition, those persons holding common units will have the right to vote on certain amendments to the Operating Partnership agreement. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of limited partners to receive distributions as set forth in the Operating Partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders.

Conflicts also may arise when the interests of our stockholders and the limited partners of our Operating Partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners. As a result of unrealized built-in gain attributable to contributed properties at the time of contribution, some holders of common units, including members of our management team, may suffer more adverse tax consequences than our stockholders upon the sale or refinancing of certain properties, including disproportionately greater allocations of items of taxable income and gain upon a realization event. As those holders will not receive a correspondingly greater distribution of cash proceeds, they may have different objectives regarding the appropriate pricing, timing and other material terms of any sale or refinancing of certain properties, or whether to sell or refinance such properties at all.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other systems and resources may not be adequately prepared and we may not be able to accurately report our financial results.

We are subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations place significant demands on our management, administrative, operational, internal audit and accounting resources and cause us to incur significant expenses. We may need to upgrade our systems, implement additional financial and management controls and procedures, expand our internal audit function, or hire additional accounting, internal audit and finance staff. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and market prices of our securities.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price for our common stock has experienced significant price and volume fluctuations, often without regard to our operating performance. If the market price of our common stock declines significantly, you may be unable to sell your shares at or above the price at which you acquired them. A number of factors could negatively affect the market price or trading volume of our common stock, many of which are out of our control, including:

- actual or anticipated variations in our quarterly operating results or those of our competitors;
- publication of research reports about us, our competitors, our tenants or the real estate industry;
- changes in our distribution policy;
- increases in market interest rates that lead purchasers of our shares to demand a higher yield;
- the market's perception of equity investments in REITs and changes in market valuations of similar REITs;
- difficulties or inability to access capital or extend or refinance existing debt or an adverse market reaction to any increased indebtedness we incur in the future;
- a change in credit ratings issued by analysts or nationally recognized statistical rating organizations;
- additions or departures of key management personnel;
- actions by institutional stockholders or speculation in the press or investment community; and
- general U.S. and worldwide market and economic conditions.

The cash available for distribution to stockholders may not be sufficient to make distributions at expected levels, nor can we assure you of our ability to make distributions in the future.

Distributions will be authorized and determined by our board of directors in its sole discretion from time to time and will depend upon a number of factors, including cash available for distribution, our operating results, operating expenses and financial condition (especially in relation to our anticipated future capital needs), REIT distribution requirements under the Code and other factors the board deems relevant. Consequently, our distribution levels may fluctuate. In addition, to the extent that we make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder's adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder's shares, they will be treated as gain from the sale or exchange of such stock. Further, if we borrow funds to make distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

The number of shares of our common stock available for future sale, and future offerings of debt or equity securities may be dilutive to existing stockholders and adversely affect the market price of our common stock.

Our ability to execute our business strategy depends on our access to an appropriate blend of equity and debt financing, including common and preferred stock, debt securities, lines of credit and other forms of secured and unsecured debt. We have filed a registration statement with the SEC allowing us to offer, from time to time, an indefinite amount of equity and debt securities on an as-needed basis, including shares under our ATM common stock offering program. Sales of a substantial number of shares of our common stock (or the perception that such sales might occur), the vesting of equity awards under the 2011 Plan, the issuance of common stock or common units in connection with acquisitions, and other equity issuances may dilute the holdings of our existing stockholders or reduce the market prices of our securities, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. In addition, we may attempt to increase our capital resources by issuing preferred stock or debt securities (including commercial paper, medium-term notes and senior or subordinated notes). Any future issuances of preferred stock will rank senior to our common stock with respect to distributions and liquidation rights, which could limit our ability to make distributions to holders of common stock. In addition, upon liquidation, holders of debt securities would receive a distribution of our available assets prior to any distribution to the holders of common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of future offerings reducing the market prices of our securities and diluting their proportionate ownership.

We have in the past entered, and may in the future enter, into forward sale transactions that subject us to certain risks.

We have previously entered into forward sale agreements and may in the future enter into additional forward sale agreements, including under our ATM common stock offering program, that subject us to certain risks. The future issuance of any shares of common stock upon settlement of any forward sale agreement will result in dilution to our earnings per share, return on equity, and dividends per share. The purchase of common stock in connection with the unwinding of the forward purchaser's hedge position could cause our stock price to increase (or prevent a decrease) over such time, thereby increasing the amount of cash we would owe (or decreasing the amount of cash owed to us) upon a cash settlement. In addition, pursuant to each forward sale agreement, the relevant forward purchaser will have the right to accelerate the settlement of the forward sale agreement in connection with certain specified events. In such cases, we could be required to settle that particular forward sale agreement and issue common stock irrespective of our capital needs.

Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract" as defined in the Code. However, because it is not clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment is uncertain. In the event that we recognize a significant gain from a forward sale agreement, we may not be able to satisfy the gross income requirements applicable to REITs under the Code, may not be able to rely upon certain relief provisions and could lose our REIT status under the Code. Even if relief provisions apply, we would be subject to a tax based on the amount of non-qualifying income.

General Real Estate Risks

Our performance is subject to general economic conditions and risks associated with our real estate assets.

The investment returns available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred in connection with the properties. If our properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, then our ability to make distributions to stockholders could be adversely affected. In addition, there are significant expenditures associated with an investment in real estate (such as debt payments, real estate taxes and maintenance costs) that generally do not decline when circumstances reduce the income from the property. Income from and the value of our properties may be adversely affected by, among other things:

- a global economic crisis that results in increased budget deficits and weakened financial condition of international, national and local governments, which may lead to reduced governmental spending, tax increases, public sector job losses, increased interest rates, currency devaluations, defaults on debt obligations or other adverse economic events;
- other periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur;
- tenant turnover, the attractiveness of our properties to potential tenants and changes in supply of, or demand for, similar or competing properties in an area (including from general overbuilding or excess supply in the market);
- technological changes, such as reconfiguration of supply chains, autonomous vehicles, drones, robotics, 3D printing, online marketplaces for industrial space, or other developments;
- our ability to control rental rates and changes in operating costs and expenses, including costs of compliance with tax, real estate, environmental and zoning laws, rules and regulations and our potential liability thereunder;
- changes in the cost or availability of insurance, including coverage for mold or asbestos;
- unanticipated changes in costs associated with known adverse environmental conditions or retained liabilities for such conditions;
- periods of high interest rates and tight money supply;
- future terrorist attacks, which may result in declining economic activity, which could reduce the demand for, and the value of, our properties, and may adversely affect our tenants' business and their ability to continue to honor their existing lease; and
- disruptions in the global supply chain caused by political, regulatory or other factors, including geopolitical developments outside the United States.

In addition, our investments could be materially adversely affected by changes in national and international political, environmental and socioeconomic circumstances, such as the conflict between Russia and Ukraine and its impact on macroeconomic conditions. Coupled with changes in Federal Reserve policies on interest rates and other economic disruptions, this war has, and may continue to, exacerbate inflation and adversely affect economic and market conditions, the level and volatility of real estate and securities prices and the liquidity of our investments. As military conflicts and related economic sanctions continue to evolve, it has become increasingly difficult to predict the impact of these events.

Real estate investments are not as liquid as other types of investments.

The lack of liquidity in real estate investments may limit our ability to vary our portfolio and react promptly to changes in economic or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. We intend to comply with the safe harbor rules relating to the number of properties that can be sold each year, the tax basis and the costs of improvements made to such sale properties, and other items that enable a REIT to avoid punitive taxation on property sales. Thus, our ability at any time to sell properties or contribute properties to real estate funds or other entities in which we have an ownership interest may be restricted.

Uninsured losses may adversely affect your returns.

There are certain losses, including losses from floods, earthquakes, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, we could experience a significant loss of invested capital and potential revenue in the property, we could remain obligated under any recourse debt associated with the property, and we may have no source of funding to repair or reconstruct the damaged property. Moreover, we may be liable for our Operating Partnership's unsatisfied recourse obligations, including any obligations incurred by our Operating Partnership as the general partner of joint ventures.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner of real property may be liable for the cost of remediation or removing hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the property owner for damages based on personal injury, natural resources, property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The costs of compliance with environmental regulatory requirements, defending against environmental claims or remediation of any contaminated property could materially adversely affect our business, operating results and cash available for distribution to stockholders.

Some of our properties contain asbestos-containing building materials. Environmental laws require owners of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on owners who fail to comply with these requirements and may allow third parties to seek recovery from owners for personal injury associated with exposure to asbestos. In addition, some of our properties contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain, underground storage tanks used to store petroleum products and other hazardous or toxic substances, which create a potential for the release of petroleum products or other hazardous or toxic substances. We also own properties that are on or are adjacent to or near other properties upon which other persons, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

Before acquiring a property, we typically obtain a preliminary assessment of environmental conditions at the property, often referred to as "Phase I environmental site assessment." However, this environmental assessment does not include soil sampling or subsurface investigations and typically does not include an asbestos survey. We may acquire properties with known adverse environmental conditions and/or material environmental conditions, liabilities or compliance concerns may arise after the environmental assessment has been completed. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties (such as releases from underground storage tanks), or by third parties unrelated to us.

We are exposed to the potential impacts of future climate change and climate change-related risks.

Our properties may be exposed to rare catastrophic weather events, such as severe storms, floods or wildfires. If the frequency of extreme weather events increases due to climate change, our exposure to these events could increase. In addition, in connection with any development, redevelopment or renovation project, we may be harmed by potential changes to the supply chain or stricter energy efficiency standards for industrial buildings. To the extent climate change causes shifts in weather patterns, our markets could experience negative consequences, including declining demand for industrial space and our inability to operate our buildings. Climate change may also have indirect negative effects on our business by increasing the cost of, or decreasing the availability of, property insurance on terms we find acceptable and increasing the cost of energy, building materials and snow removal at our properties. In addition, compliance with new laws or regulations relating to climate change, including "green" building codes, may require us to make improvements to our existing properties or result in increased operating costs. Any such laws or regulations could also impose substantial costs on our tenants, thereby impacting their financial condition and ability to meet their obligations and to lease or re-lease our properties.

Compliance or failure to comply with the ADA and other regulations could result in substantial costs.

Under the ADA, places of public accommodation must meet certain federal requirements related to access and use by disabled persons. Noncompliance with these requirements could result in additional costs to attain compliance, the imposition of fines by the federal government or the award of damages or attorney's fees to private litigants. If we are required to make unanticipated expenditures to comply with the ADA or other regulations, including removing access barriers, then our cash flows and cash available for distribution may be adversely affected. In addition, changes to the requirements set forth in the ADA or other regulations or the adoption of new requirements could require us to make significant unanticipated expenditures.

The ownership of properties subject to ground leases exposes us to certain risks.

We currently own and may acquire additional properties subject to ground leases, or leasehold interests in the land underlying the building. As lessee under a ground lease, we are exposed to the possibility of losing the property upon expiration, or an earlier breach by us, of the ground lease. Our ground leases may also contain provisions that limit our ability to sell the property or require us to obtain the consent of the landlord in order to assign or transfer our rights and obligations under the ground lease in connection with a sale of the property, which could adversely impact the price realized from any such sale. We also own properties that benefit from payment in lieu of tax ("PILOT") programs or similar programs through leasehold interests with the relevant municipality serving as lessor. While we have the right to purchase the fee interests in these properties for a nominal purchase price, in the event of such a conversion, any preferential tax treatment offered by the PILOT programs will be lost.

We may be unable to sell properties, including as a result of uncertain market conditions.

We expect to hold our properties until a sale or other disposition is appropriate given our investment objectives. Our ability to dispose of any property on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers. Due to the uncertainty of market conditions that may affect future property dispositions, we cannot assure you that we will be able to sell our properties at a profit. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our investments will be dependent upon fluctuating market conditions. Furthermore, we cannot assure you that we will have the funds that may be required to correct defects or to make improvements before a property can be sold.

If we sell properties and provide financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

Under certain circumstances, we may sell properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk that the purchaser may default, which could adversely affect our cash flows and ability to make distributions to stockholders and may result in litigation and increased expenses. Even in the absence of a purchaser default, the reinvestment or distribution of the sales proceeds will be delayed until the promissory notes (or other property we may accept upon a sale) are actually paid, sold or refinanced.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition and disputes between us and our co-venturers.

We may in the future selectively acquire, own and/or develop properties through partnerships, joint ventures or other co-investment entities with third parties when we deem such transactions are warranted by the circumstances. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity and would be subject to risks not present were a third party not involved, including the possibility that partners might become bankrupt or fail to fund required capital contributions. Partners may have economic or other business interests that are inconsistent with our objectives, take actions contrary to our policies, or have other conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner would have full control over the partnership or joint venture. In addition, prior consent of the partner may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest. In addition, in certain circumstances, we may be liable for the actions of our third-party partners. Joint ventures may be subject to debt and, in volatile credit markets, the refinancing of such debt may require equity capital calls.

Risks Related to Our Debt Financings

Our operating results and financial condition could be adversely affected if we are unable to make payments on our debt.

Our charter and bylaws do not limit the amount of indebtedness we may incur, and we are subject to risks normally associated with debt financing, including the risk that our cash flows will be insufficient to meet required payments of principal and interest. There can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing would be on terms as favorable as the terms of the maturing indebtedness or that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness. In particular, loans obtained to fund property acquisitions may be secured by first mortgages on such properties. If we are unable to make our debt service payments as required, a lender could foreclose on the properties securing its debt, which would cause us to lose part or all of our investment. Certain of our existing secured indebtedness is, and future secured indebtedness may be, cross-collateralized and, consequently, a default on this indebtedness could cause us to lose part or all of our investment in multiple properties.

Increases in interest rates could increase our required debt payments and adversely affect our ability to make distributions to stockholders.

As of December 31, 2022, we had total outstanding debt of approximately $2.5 billion, including approximately $175.0 million of debt subject to variable interest rates (excluding amounts that were hedged to fix rates), and we expect that we will incur additional indebtedness in the future. Interest we pay on outstanding debt reduces our cash available for distribution. Since we have incurred and may continue to incur variable rate debt, increases in interest rates by the Federal Reserve or changes in the Term Secured Overnight Financing Rate ("Term SOFR") would raise our interest costs, which reduces our cash flows and our ability to make distributions. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, our financial condition and cash flows would be adversely affected, and we may lose the properties securing such indebtedness. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to sell one or more of our properties at times which may not permit realization of the maximum return on such investments.

The phase-out of LIBOR and transition to Term SOFR as a benchmark interest rate will have uncertain and possibly adverse effects.

In advance of the cessation of LIBOR on June 30, 2023, we amended our unsecured credit facility and term loans to be based on one-month Term SOFR, and as of December 31, 2022, we had no LIBOR-based debt or financial contracts. Due to the broad use of LIBOR as a reference rate, the impact of this transition to Term SOFR could adversely affect our financing costs, including spread pricing on our unsecured credit facility, unsecured term loans and any other variable rate debt obligations, as well as our operations and cash flows. There is no guarantee that the transition from LIBOR to Term SOFR will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could affect our interest expense and earnings and may have an adverse effect on our business, results of operations, financial condition, and stock price. Whether or not Term SOFR attains market acceptance as a LIBOR replacement tool remains uncertain.

Our loan covenants could limit our flexibility and adversely affect our financial condition and ability to make distributions.

Our existing mortgage notes and unsecured loan agreements require us to comply with certain financial and other covenants, including loan-to-value, debt service coverage, leverage and fixed charge coverage ratios and, in the case of an event of default, limitations on distributions. In addition, our existing unsecured loan agreements contain, and future agreements may contain, cross-default provisions which are triggered in the event that other material indebtedness is in default. These cross-default provisions may require us to repay or restructure the facilities in addition to any other debt that is in default. Future indebtedness may contain financial or other covenants more restrictive than those in our existing loan agreements.

We are a holding company and conduct substantially all of our business through our Operating Partnership. As a result, we rely on distributions from our Operating Partnership to pay dividends and meet our debt service and other obligations. The ability of our Operating Partnership to make distributions to us depends on the operating results of our Operating Partnership and the terms of any loans that encumber our properties. Such loans may contain lock box arrangements, reserve requirements, financial covenants, and other provisions that restrict the distribution of funds in the event of a default.

If debt is unavailable at reasonable rates, we may not be able to finance acquisitions or refinance our existing debt.

If debt is unavailable at reasonable rates, we may not be able to finance acquisitions or refinance existing debt when the loans come due on favorable terms, or at all. Most of our financing arrangements require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a payment at maturity is uncertain and, in the event that we do not have sufficient funds, we will need to refinance this debt. If interest rates are higher when we refinance such debt, our net income, cash flow, and, consequently, our cash available for distribution to stockholders could be reduced. If the credit environment is constrained at the time a payment is due, we may not be able to refinance the existing debt on acceptable terms and may be forced to choose from a number of unfavorable options, including accepting unfavorable financing terms, selling properties on disadvantageous terms or defaulting and permitting the lender to foreclose.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

Our various derivative financial instruments involve certain risks, such as the risk that the counterparties fail to honor their obligations, that these arrangements may not be effective in reducing our exposure to interest rate changes, and that a court rules that such agreements are not legally enforceable. In addition, the nature, timing and costs of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. We cannot assure you that our hedging strategies and derivative financial instruments will adequately offset the risk of interest rate volatility or that such instruments will not result in losses that may adversely impact our financial condition.

Adverse changes in our credit ratings could negatively affect our financing activity.

The credit ratings of our unsecured debt are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies. Our credit ratings can affect the amount of capital we can access, as well as the terms and pricing of our debt. There can be no assurance that we will be able to maintain our current credit ratings, and in the event our credit ratings are downgraded, we would incur greater borrowing costs and may encounter difficulty in obtaining additional financing. Also, a downgrade in our credit ratings may trigger additional payments or other negative consequences under our unsecured credit facility and other debt instruments. Adverse changes in our credit ratings could harm our capital market activities, ability to manage debt maturities, future growth and acquisition activity.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify as a REIT. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, dividends to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Even if we maintain our qualification as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to stockholders.

Even if we maintain our qualification as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes.

For example, (i) we will be subject to federal corporate income tax on the undistributed income to the extent that we satisfy the REIT distribution requirements but distribute less than 100% of our REIT taxable income, (ii) we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years, (iii) we will be subject to the highest corporate income tax rate if we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, (iv) we will be subject to a 100% "prohibited transaction" tax on our gain from an asset sale, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, unless such sale were made by our taxable REIT subsidiary ("TRS") or if we qualify for a safe harbor; and (v) our TRS will be subject to federal, state and local income tax at regular corporate rates on any income that it earns.

REIT distribution requirements could adversely affect our ability to execute our business plan.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow or raise equity on unfavorable terms, sell investments at disadvantageous prices, make taxable distributions of our stock or debt securities or find another alternative source of funds to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the value of our equity. In addition, to maintain our qualification as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders' investment.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

In certain circumstances, we expect to purchase properties and lease them back to the sellers of such properties. While we intend to structure such a sale-leaseback transaction such that the lease will be characterized as a "true lease" for tax purposes, we cannot assure you that the Internal Revenue Service ("IRS") will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification "asset tests" or "income tests" and, consequently, lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

The prohibited transactions tax may limit our ability to engage in certain transactions.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although a safe harbor to the characterization of a disposition as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain dispositions or may conduct such dispositions through a TRS.

We may be subject to adverse legislative or regulatory tax changes.

Federal income taxation rules are constantly under review by the IRS, the U.S. Department of the Treasury and persons involved in the legislative process. Changes to tax laws, with or without retroactive application, through new legislation,

Treasury Regulations, administrative interpretations or court decisions could adversely affect us or our stockholders, including by negatively affecting our ability to qualify as a REIT or the federal income tax consequences of such qualification, or reducing the relative attractiveness of an investment in a REIT compared to a corporation not qualified as a REIT. We cannot predict the long-term effect of future law changes on us or our stockholders.

Other General Risks

We face risks associated with system failures through security breaches or cyber-attacks, as well as other significant disruptions of our information technology ("IT") networks and related systems.

We face risks associated with security breaches, cyber-attacks, and other significant disruptions of our IT networks and related systems. The risk of a security breach, cyber-attack or disruption has increased as the number, intensity and sophistication of attempted attacks from around the world have increased. There can be no assurance that our security measures taken to manage the risk of a security breach, cyber-attack or disruption will be effective or that attempted security breaches, cyber-attacks or disruptions would not be successful or damaging. Any failure of our IT networks and related systems could (i) disrupt the proper functioning of our networks and systems, (ii) result in misstated financial reports, violations of loan covenants or missed reporting deadlines, (iii) disrupt our inability to monitor our compliance with REIT requirements, (iv) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information, (v) require significant management attention and resources to remedy any damages that result, (vi) subject us to claims for breach of contract or failure to safeguard personal information or termination of leases or other agreements, or (vii) damage our reputation among our tenants and investors generally.

We depend on key personnel; the loss of their full service could adversely affect us.

Our success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, our executive officers, whose continued service is not guaranteed, and each of whom would be difficult to replace. Our ability to retain our management team or to attract suitable replacements should any members of the management team leave is dependent on the competitive nature of the employment market. Each executive officer may terminate his employment at any time, and, under certain conditions, may receive cash severance, immediate vesting of equity awards and other benefits and may not be restricted from competing with us after their departure. The loss of services from key members of the management team or a limitation in their availability could be negatively perceived in the capital markets and may adversely impact our operating results, financial condition and cash flows. As of December 31, 2022, we have not obtained and do not expect to obtain key man life insurance on any of our key personnel. We also believe that, as we expand, our future success will depend upon our ability to hire and retain highly skilled managerial, investment, financing, operational, and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel.

An increased focus on metrics and reporting related to corporate responsibility, specifically related to ESG factors, may impose additional costs and expose us to new risks.

Investors and other stakeholders are focused on a variety of ESG matters and refer to rating systems developed by third party groups to compare companies. We do not participate, or may not score well, in some of these rating systems. Further, the criteria used in these rating systems change frequently, and our scores may drop as the criteria changes. We supplement our participation in these ratings systems with public disclosures regarding our ESG activities, but investors and other stakeholders may look for specific disclosures that we do not provide. Our failure to engage in certain ESG initiatives, to provide certain ESG disclosures or to participate, or score well, in certain ratings systems could result in reputational harm and could cause certain investors to be unwilling to invest in our stock, which could impair our ability to raise capital.

Our compensation plans may not be tied to or correspond with our improved financial results or the market prices for our securities, which may adversely affect us.

The compensation committee of our board of directors is responsible for overseeing our executive compensation plans. The compensation committee has significant discretion in structuring these compensation packages and may make compensation decisions based on any number of factors. As a result, compensation awards may not be tied to or correspond with improved financial results at the Company or the market prices for our securities.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, we owned the properties in the following table.

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
Alabama	Birmingham	4	Warehouse / Distribution	362,916
	Montgomery	1	Warehouse / Distribution	332,000
	Moody	1	Warehouse / Distribution	595,346
	Phenix City	1	Warehouse / Distribution	117,568
Arkansas	Bryant	1	Warehouse / Distribution	300,160
	Rogers	1	Warehouse / Distribution	400,000
Arizona	Avondale	1	Warehouse / Distribution	186,643
	Chandler	1	Light Manufacturing	104,352
	Gilbert	1	Warehouse / Distribution	41,504
	Mesa	1	Light Manufacturing	71,030
	Tucson	1	Warehouse / Distribution	129,047
California	Fresno	1	Warehouse / Distribution	232,072
	Hollister	1	Warehouse / Distribution	175,325
	Lodi	1	Warehouse / Distribution	400,340
	McClellan	1	Warehouse / Distribution	160,534
	Morgan Hill	2	Light Manufacturing	107,126
	Rancho Cordova	2	Warehouse / Distribution	106,718
	Roseville	1	Warehouse / Distribution	114,597
	Sacramento	6	Warehouse / Distribution	749,709
	Sacramento	1	Light Manufacturing	130,000
	San Diego	1	Warehouse / Distribution	205,440
	Stockton	3	Warehouse / Distribution	263,716
Colorado	Grand Junction	1	Warehouse / Distribution	82,800
	Johnstown	1	Warehouse / Distribution	132,194
	Longmont	1	Light Manufacturing	64,750
	Loveland	2	Warehouse / Distribution	195,674
Connecticut	Avon	1	Light Manufacturing	78,400
	East Windsor	2	Warehouse / Distribution	271,111
	Milford	2	Warehouse / Distribution	367,700
	North Haven	3	Warehouse / Distribution	824,727
	Wallingford	1	Warehouse / Distribution	105,000
Delaware	New Castle	1	Warehouse / Distribution	485,987
Florida	Daytona Beach	1	Light Manufacturing	142,857
	Fort Myers	1	Warehouse / Distribution	260,620
	Jacksonville	5	Warehouse / Distribution	1,256,750
	Lake Worth	2	Warehouse / Distribution	157,758
	Lake Worth	1	Light Manufacturing	42,158
	Lakeland	1	Warehouse / Distribution	215,280
	Ocala	1	Warehouse / Distribution	619,466
	Orlando	1	Warehouse / Distribution	155,000
	Orlando	1	Light Manufacturing	215,900
	Tampa	1	Warehouse / Distribution	78,560
	West Palm Beach	1	Light Manufacturing	112,353
Georgia	Atlanta	1	Warehouse / Distribution	159,048
	Augusta	1	Warehouse / Distribution	203,726
	Buford	1	Warehouse / Distribution	103,720

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
	Calhoun	1	Warehouse / Distribution	151,200
	Dallas	1	Warehouse / Distribution	92,807
	Forest Park	1	Warehouse / Distribution	373,900
	Lithonia	1	Warehouse / Distribution	210,858
	Norcross	1	Warehouse / Distribution	152,036
	Savannah	1	Warehouse / Distribution	504,300
	Shannon	1	Warehouse / Distribution	568,516
	Smyrna	1	Warehouse / Distribution	102,000
	Statham	1	Warehouse / Distribution	225,692
	Stone Mountain	1	Warehouse / Distribution	78,000
Iowa	Ankeny	2	Warehouse / Distribution	400,968
	Council Bluffs	1	Warehouse / Distribution	90,000
	Des Moines	2	Warehouse / Distribution	301,381
	Marion	1	Warehouse / Distribution	95,500
Idaho	Idaho Falls	1	Warehouse / Distribution	78,690
Illinois	Bartlett	1	Warehouse / Distribution	207,575
	Batavia	2	Warehouse / Distribution	204,642
	Batavia	1	Light Manufacturing	56,676
	Belvidere	7	Warehouse / Distribution	1,169,222
	Cary	1	Warehouse / Distribution	79,049
	Crystal Lake	4	Warehouse / Distribution	506,096
	DeKalb	1	Warehouse / Distribution	146,740
	Elgin	2	Warehouse / Distribution	383,856
	Elgin	1	Light Manufacturing	41,007
	Elmhurst	1	Warehouse / Distribution	72,499
	Gurnee	1	Warehouse / Distribution	338,740
	Harvard	1	Light Manufacturing	126,304
	Hodgkins	2	Warehouse / Distribution	518,109
	Itasca	3	Warehouse / Distribution	311,355
	Lisle	1	Light Manufacturing	105,925
	Machesney Park	1	Warehouse / Distribution	80,000
	McHenry	2	Warehouse / Distribution	169,311
	Montgomery	1	Warehouse / Distribution	584,301
	Saint Charles	2	Light Manufacturing	217,491
	Sauk Village	1	Warehouse / Distribution	375,785
	Schaumburg	1	Warehouse / Distribution	67,817
	Vernon Hills	1	Warehouse / Distribution	95,486
	Waukegan	1	Warehouse / Distribution	131,252
	West Chicago	1	Warehouse / Distribution	249,470
	West Chicago	5	Light Manufacturing	305,874
	West Dundee	1	Warehouse / Distribution	154,475
	Wood Dale	1	Light Manufacturing	137,607
	Woodstock	1	Light Manufacturing	129,803
Indiana	Albion	2	Light Manufacturing	96,778
	Elkhart	2	Warehouse / Distribution	170,100
	Fort Wayne	1	Warehouse / Distribution	108,800
	Goshen	1	Warehouse / Distribution	366,000
	Greenwood	1	Warehouse / Distribution	154,440
	Indianapolis	1	Warehouse / Distribution	78,600
	Jeffersonville	1	Warehouse / Distribution	563,032
	Lafayette	3	Warehouse / Distribution	466,400
	Lebanon	3	Warehouse / Distribution	2,230,323
	Marion	1	Warehouse / Distribution	249,920
	Portage	2	Warehouse / Distribution	786,249
	South Bend	1	Warehouse / Distribution	225,000
	Yoder	1	Warehouse / Distribution	764,177

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
Kansas	Edwardsville	1	Warehouse / Distribution	270,869
	Lenexa	3	Warehouse / Distribution	581,059
	Olathe	2	Warehouse / Distribution	725,839
	Wichita	3	Warehouse / Distribution	248,550
Kentucky	Bardstown	1	Warehouse / Distribution	102,318
	Danville	1	Warehouse / Distribution	757,047
	Erlanger	1	Warehouse / Distribution	108,620
	Florence	2	Warehouse / Distribution	641,136
	Hebron	1	Warehouse / Distribution	109,000
	Louisville	2	Warehouse / Distribution	499,217
Louisiana	Baton Rouge	3	Warehouse / Distribution	532,036
	Shreveport	1	Warehouse / Distribution	420,259
Massachusetts	Chicopee	1	Warehouse / Distribution	217,000
	Hudson	1	Light Manufacturing	128,000
	Malden	2	Light Manufacturing	109,943
	Middleborough	1	Light Manufacturing	80,100
	Norton	1	Warehouse / Distribution	200,000
	South Easton	1	Light Manufacturing	86,000
	Sterling	1	Warehouse / Distribution	119,056
	Stoughton	2	Warehouse / Distribution	258,213
	Westborough	1	Warehouse / Distribution	121,700
Maryland	Elkridge	1	Warehouse / Distribution	167,223
	Hagerstown	3	Warehouse / Distribution	1,424,620
	Hampstead	1	Warehouse / Distribution	1,035,249
	Hunt Valley	1	Warehouse / Distribution	46,851
	White Marsh	1	Warehouse / Distribution	103,564
Maine	Biddeford	2	Warehouse / Distribution	265,126
	Gardiner	1	Warehouse / Distribution	265,000
	Lewiston	1	Flex Office	60,000
	Portland	1	Warehouse / Distribution	100,600
Michigan	Belleville	1	Light Manufacturing	160,464
	Canton	1	Warehouse / Distribution	491,049
	Chesterfield	4	Warehouse / Distribution	478,803
	Grand Rapids	4	Warehouse / Distribution	656,262
	Holland	1	Warehouse / Distribution	195,000
	Kentwood	2	Warehouse / Distribution	370,020
	Kentwood	1	Light Manufacturing	85,157
	Lansing	4	Warehouse / Distribution	770,425
	Livonia	2	Warehouse / Distribution	285,306
	Marshall	1	Light Manufacturing	57,025
	Novi	3	Warehouse / Distribution	685,010
	Plymouth	1	Warehouse / Distribution	125,214
	Redford	1	Warehouse / Distribution	138,912
	Romulus	1	Warehouse / Distribution	303,760
	Romulus	1	Light Manufacturing	274,500
	Sterling Heights	1	Warehouse / Distribution	108,000
	Walker	1	Warehouse / Distribution	210,000
	Warren	4	Warehouse / Distribution	981,540
	Wixom	1	Warehouse / Distribution	126,720
	Zeeland	1	Warehouse / Distribution	230,200
Minnesota	Blaine	1	Warehouse / Distribution	248,816
	Bloomington	1	Light Manufacturing	145,351
	Brooklyn Park	1	Warehouse / Distribution	200,720
	Carlos	1	Light Manufacturing	196,270

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
	Eagan	1	Warehouse / Distribution	276,550
	Inver Grove Heigh	1	Warehouse / Distribution	80,655
	Maple Grove	2	Warehouse / Distribution	207,875
	Mendota Heights	1	Warehouse / Distribution	87,183
	New Hope	1	Light Manufacturing	107,348
	Newport	1	Warehouse / Distribution	83,000
	Oakdale	2	Warehouse / Distribution	210,044
	Plymouth	3	Warehouse / Distribution	357,085
	Savage	1	Warehouse / Distribution	244,050
	Shakopee	1	Warehouse / Distribution	160,000
	Shakopee	1	Light Manufacturing	136,589
	South Saint Paul	1	Warehouse / Distribution	422,727
	St. Paul	1	Warehouse / Distribution	316,636
Missouri	Berkeley	1	Warehouse / Distribution	121,223
	Earth City	1	Warehouse / Distribution	116,783
	Fenton	1	Warehouse / Distribution	127,464
	Hazelwood	1	Warehouse / Distribution	305,550
	Kansas City	1	Warehouse / Distribution	702,000
	O'Fallon	2	Warehouse / Distribution	186,854
Mississippi	Southaven	1	Warehouse / Distribution	556,600
North Carolina	Catawba	1	Warehouse / Distribution	137,785
	Charlotte	3	Warehouse / Distribution	243,880
	Durham	1	Warehouse / Distribution	80,600
	Garner	1	Warehouse / Distribution	150,000
	Greensboro	1	Warehouse / Distribution	128,287
	Huntersville	1	Warehouse / Distribution	185,570
	Lexington	1	Warehouse / Distribution	201,800
	Mebane	2	Warehouse / Distribution	606,840
	Mebane	1	Light Manufacturing	202,691
	Mocksville	1	Warehouse / Distribution	129,600
	Mooresville	2	Warehouse / Distribution	799,200
	Mountain Home	1	Warehouse / Distribution	146,014
	Newton	1	Warehouse / Distribution	217,200
	Pineville	1	Light Manufacturing	75,400
	Rural Hall	1	Warehouse / Distribution	250,000
	Salisbury	1	Warehouse / Distribution	288,000
	Smithfield	1	Warehouse / Distribution	307,845
	Troutman	1	Warehouse / Distribution	301,000
	Winston-Salem	1	Warehouse / Distribution	385,000
	Youngsville	1	Warehouse / Distribution	365,000
Nebraska	Bellevue	1	Warehouse / Distribution	370,000
	La Vista	1	Warehouse / Distribution	178,368
	Omaha	5	Warehouse / Distribution	465,468
New Hampshire	Londonderry	1	Warehouse / Distribution	125,060
	Nashua	1	Warehouse / Distribution	337,391
New Jersey	Branchburg	1	Warehouse / Distribution	113,973
	Burlington	2	Warehouse / Distribution	756,990
	Franklin Township	1	Warehouse / Distribution	183,000
	Lumberton	1	Light Manufacturing	120,000
	Moorestown	2	Warehouse / Distribution	187,569
	Mt. Laurel	1	Warehouse / Distribution	112,294
	Pedricktown	1	Warehouse / Distribution	245,749
	Swedesboro	1	Warehouse / Distribution	123,962
	Westampton	1	Warehouse / Distribution	128,959

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
New Mexico	Santa Teresa	1	Warehouse / Distribution	92,325
Nevada	Fernley	1	Light Manufacturing	183,435
	Las Vegas	1	Warehouse / Distribution	34,916
	Las Vegas	1	Light Manufacturing	122,472
	Paradise	2	Light Manufacturing	80,422
	Reno	1	Light Manufacturing	87,264
	Sparks	1	Warehouse / Distribution	161,986
New York	Buffalo	1	Warehouse / Distribution	117,000
	Cheektowaga	1	Warehouse / Distribution	121,760
	Farmington	1	Warehouse / Distribution	149,657
	Gloversville	3	Warehouse / Distribution	211,554
	Johnstown	2	Warehouse / Distribution	117,102
	Johnstown	1	Light Manufacturing	42,325
	Rochester	2	Warehouse / Distribution	252,860
	Ronkonkoma	1	Warehouse / Distribution	64,224
Ohio	Bedford Heights	1	Warehouse / Distribution	173,034
	Boardman	1	Warehouse / Distribution	176,930
	Canal Winchester	2	Warehouse / Distribution	814,265
	Columbus	4	Warehouse / Distribution	1,486,450
	Dayton	1	Warehouse / Distribution	205,761
	Etna	1	Warehouse / Distribution	1,232,149
	Fairborn	1	Warehouse / Distribution	259,369
	Fairfield	2	Warehouse / Distribution	364,948
	Gahanna	1	Warehouse / Distribution	383,000
	Groveport	1	Warehouse / Distribution	320,657
	Hilliard	1	Warehouse / Distribution	237,500
	Macedonia	2	Warehouse / Distribution	338,297
	Maple Heights	1	Warehouse / Distribution	170,000
	Mason	1	Light Manufacturing	116,200
	North Jackson	2	Warehouse / Distribution	517,150
	Oakwood Village	1	Warehouse / Distribution	75,000
	Salem	1	Light Manufacturing	271,000
	Seville	1	Warehouse / Distribution	75,000
	Streetsboro	1	Warehouse / Distribution	343,416
	Strongsville	2	Warehouse / Distribution	341,561
	Toledo	1	Warehouse / Distribution	177,500
	Twinsburg	2	Warehouse / Distribution	426,974
	West Chester	1	Warehouse / Distribution	269,868
	West Jefferson	1	Warehouse / Distribution	857,390
Oklahoma	Oklahoma City	2	Warehouse / Distribution	303,740
	Tulsa	2	Warehouse / Distribution	309,600
Oregon	Salem	2	Light Manufacturing	155,900
	Wilsonville	1	Warehouse / Distribution	78,000
Pennsylvania	Allentown	1	Warehouse / Distribution	292,092
	Burgettstown	1	Warehouse / Distribution	455,000
	Charleroi	1	Warehouse / Distribution	119,161
	Clinton	7	Warehouse / Distribution	1,531,972
	Croydon	1	Warehouse / Distribution	101,869
	Elizabethtown	1	Warehouse / Distribution	206,236
	Export	1	Warehouse / Distribution	138,270
	Hazleton	1	Warehouse / Distribution	589,580
	Imperial	1	Warehouse / Distribution	315,634
	Lancaster	1	Warehouse / Distribution	240,528
	Langhorne	2	Warehouse / Distribution	180,000
	Langhorne	2	Light Manufacturing	287,647

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
	Lebanon	1	Warehouse / Distribution	211,358
	Mechanicsburg	3	Warehouse / Distribution	747,054
	Muhlenberg Township	1	Warehouse / Distribution	392,107
	New Galilee	1	Warehouse / Distribution	410,389
	New Kensington	1	Warehouse / Distribution	200,500
	New Kingstown	1	Warehouse / Distribution	330,000
	O'Hara Township	1	Warehouse / Distribution	887,084
	Pittston	1	Warehouse / Distribution	437,446
	Reading	1	Warehouse / Distribution	248,000
	Warrendale	1	Warehouse / Distribution	179,394
	York	5	Warehouse / Distribution	1,306,834
South Carolina	Columbia	1	Light Manufacturing	185,600
	Duncan	3	Warehouse / Distribution	996,841
	Edgefield	1	Light Manufacturing	126,190
	Fountain Inn	2	Warehouse / Distribution	442,472
	Fountain Inn	1	Light Manufacturing	203,888
	Gaffney	1	Warehouse / Distribution	226,968
	Goose Creek	1	Warehouse / Distribution	500,355
	Greenwood	2	Light Manufacturing	175,055
	Greer	7	Warehouse / Distribution	877,645
	Laurens	1	Warehouse / Distribution	125,000
	Piedmont	7	Warehouse / Distribution	1,387,556
	Rock Hill	3	Warehouse / Distribution	720,120
	Simpsonville	3	Warehouse / Distribution	1,138,494
	Spartanburg	9	Warehouse / Distribution	1,802,623
	Summerville	1	Warehouse / Distribution	88,583
	West Columbia	6	Warehouse / Distribution	1,163,822
	West Columbia	1	Light Manufacturing	464,206
Tennessee	Chattanooga	3	Warehouse / Distribution	646,200
	Cleveland	1	Warehouse / Distribution	151,704
	Clinton	1	Warehouse / Distribution	166,000
	Jackson	1	Warehouse / Distribution	216,902
	Knoxville	2	Warehouse / Distribution	335,550
	Knoxville	1	Light Manufacturing	106,000
	Lebanon	2	Warehouse / Distribution	407,552
	Loudon	1	Warehouse / Distribution	104,074
	Madison	1	Warehouse / Distribution	418,406
	Mascot	1	Warehouse / Distribution	130,560
	Mascot	1	Light Manufacturing	130,560
	Memphis	2	Warehouse / Distribution	1,331,075
	Murfreesboro	2	Warehouse / Distribution	212,312
	Nashville	1	Warehouse / Distribution	154,485
	Vonore	1	Warehouse / Distribution	342,700
Texas	Arlington	2	Warehouse / Distribution	290,324
	Cedar Hill	1	Warehouse / Distribution	420,000
	Conroe	1	Warehouse / Distribution	252,662
	El Paso	12	Warehouse / Distribution	2,413,234
	Garland	1	Light Manufacturing	253,900
	Grapevine	2	Warehouse / Distribution	202,140
	Houston	8	Warehouse / Distribution	999,124
	Houston	3	Light Manufacturing	597,935
	Humble	1	Warehouse / Distribution	289,200
	Katy	2	Warehouse / Distribution	244,903
	Laredo	2	Warehouse / Distribution	462,658
	McAllen	1	Warehouse / Distribution	301,200
	Mission	1	Warehouse / Distribution	270,084
	Rockwall	1	Warehouse / Distribution	389,546
	Stafford	1	Warehouse / Distribution	68,300

State	City	Number of Buildings	Asset Type	Total Rentable Square Feet
	Waco	1	Warehouse / Distribution	66,400
Utah	Provo	1	Warehouse / Distribution	177,071
Virginia	Chester	1	Warehouse / Distribution	100,000
	Fredericksburg	1	Warehouse / Distribution	140,555
	Harrisonburg	1	Warehouse / Distribution	357,673
	Independence	1	Warehouse / Distribution	120,000
	N. Chesterfield	1	Warehouse / Distribution	109,520
	Norfolk	1	Warehouse / Distribution	102,512
	Richmond	1	Light Manufacturing	78,128
Washington	Ridgefield	1	Warehouse / Distribution	141,400
Wisconsin	Appleton	1	Warehouse / Distribution	152,000
	Caledonia	1	Light Manufacturing	53,680
	Cudahy	1	Warehouse / Distribution	128,000
	De Pere	1	Warehouse / Distribution	200,000
	DeForest	1	Warehouse / Distribution	262,521
	Delavan	2	Light Manufacturing	146,400
	East Troy	1	Warehouse / Distribution	149,624
	Elkhorn	1	Warehouse / Distribution	111,000
	Elkhorn	1	Light Manufacturing	78,540
	Franklin	1	Warehouse / Distribution	156,482
	Germantown	4	Warehouse / Distribution	520,163
	Hartland	1	Warehouse / Distribution	121,050
	Hudson	1	Warehouse / Distribution	139,875
	Janesville	1	Warehouse / Distribution	700,000
	Kenosha	1	Light Manufacturing	175,052
	Madison	2	Warehouse / Distribution	283,000
	Mayville	1	Light Manufacturing	339,179
	Mukwonago	1	Warehouse / Distribution	157,438
	Muskego	1	Warehouse / Distribution	81,230
	New Berlin	3	Warehouse / Distribution	590,663
	Oak Creek	2	Warehouse / Distribution	232,144
	Pewaukee	2	Warehouse / Distribution	288,201
	Pleasant Prairie	1	Warehouse / Distribution	291,599
	Pleasant Prairie	1	Light Manufacturing	105,637
	Sun Prairie	1	Warehouse / Distribution	427,000
	West Allis	4	Warehouse / Distribution	243,478
	Yorkville	1	Warehouse / Distribution	98,151
	Total	**562**		**111,723,436**

Not reflected in the table above are three buildings under development.

As of December 31, 2022, two of our 562 buildings were encumbered by mortgage indebtedness totaling approximately $8.0 million (excluding unamortized deferred financing fees, debt issuance costs, and fair market value premiums or discounts). See Note 4 in the accompanying Notes to the Consolidated Financial Statements and the accompanying Schedule III for additional information.

Top Markets

The following table summarizes information about the 20 largest markets in our portfolio based on total annualized base rental revenue as of December 31, 2022.

Top 20 Markets[1]	% of Total Annualized Base Rental Revenue
Chicago, IL	7.7 %
Philadelphia, PA	7.2 %
Greenville/Spartanburg, SC	5.5 %
Milwaukee/Madison, WI	4.3 %
Detroit, MI	4.2 %
Pittsburgh, PA	4.1 %
Columbus, OH	4.0 %
Minneapolis/St Paul, MN	3.7 %
Houston, TX	2.8 %
Charlotte, NC	2.5 %
West Michigan, MI	2.5 %
El Paso, TX	2.5 %
Indianapolis, IN	1.9 %
Cleveland, OH	1.9 %
Boston, MA	1.8 %
Kansas City, MO	1.7 %
Washington, DC	1.7 %
Columbia, SC	1.6 %
Westchester/So Connecticut, CT/NY	1.5 %
Cincinnati/Dayton, OH	1.5 %
Total	**64.6 %**

(1) As defined by CoStar Realty Information, Inc.

Top Industries

The following table summarizes information about the 20 largest tenant industries in our portfolio based on total annualized base rental revenue as of December 31, 2022.

Top 20 Tenant Industries[1]	% of Total Annualized Base Rental Revenue
Air Freight & Logistics	10.9 %
Containers & Packaging	8.2 %
Auto Components	7.3 %
Commercial Services & Supplies	5.4 %
Machinery	5.3 %
Trading Companies & Distribution (Industrial Goods)	5.2 %
Internet & Direct Market Retail	4.8 %
Household Durables	4.4 %
Distributors (Consumer Goods)	4.3 %
Food & Staples Retailing	3.4 %
Media	3.3 %
Building Products	3.1 %
Specialty Retail	2.8 %
Food Products	2.3 %
Chemicals	2.2 %
Electronic Equip, Instruments	2.2 %
Road & Rail	2.1 %
Beverages	2.0 %
Textiles, Apparel, Luxury Goods	1.9 %
Health Care Equipment & Supplies	1.8 %
Total	**82.9 %**

(1) Industry classification based on Global Industry Classification Standard methodology.

Top Tenants

The following table summarizes information about the 20 largest tenants in our portfolio based on total annualized base rental revenue as of December 31, 2022.

Top 20 Tenants[1]	Number of Leases	% of Total Annualized Base Rental Revenue
Amazon	7	3.0 %
Eastern Metal Supply, Inc.	5	0.9 %
American Tire Distributors, Inc.	7	0.9 %
Tempur Sealy International, Inc.	2	0.8 %
Hachette Book Group, Inc.	1	0.8 %
Lippert Component Manufacturing	5	0.8 %
Kenco Logistic Services, LLC	3	0.8 %
FedEx Corporation	3	0.8 %
Penguin Random House, LLC	1	0.7 %
WestRock Company	7	0.7 %
DS Smith North America	2	0.7 %
GXO Logistics, Inc.	2	0.7 %
Yanfeng US Automotive Interior	2	0.7 %
DHL Supply Chain	4	0.7 %
AFL Telecommunications LLC	2	0.7 %
Carolina Beverage Group	3	0.7 %
LKQ Corporation	4	0.7 %
Berlin Packaging L.L.C.	4	0.6 %
Iron Mountain Information Management	5	0.6 %
Ford Motor Company	1	0.6 %
Total	**70**	**16.9 %**

(1) Includes tenants, guarantors, and/or non-guarantor parents.

Scheduled Lease Expirations

As of December 31, 2022, our Weighted Average Lease Term was approximately 4.7 years. The following table summarizes lease expirations for leases in place as of December 31, 2022, plus available space, for each of the ten calendar years beginning with 2023 and thereafter in our portfolio.

Lease Expiration Year	Number of Leases Expiring	Total Rentable Square Feet	% of Total Occupied Square Feet	Total Annualized Base Rental Revenue (in thousands)	% of Total Annualized Base Rental Revenue
Available	—	1,667,523	—	$ —	—
Month-to-month leases	1	29,892	— %	343	0.1 %
2023	71	8,912,511	8.1 %	41,436	7.7 %
2024	100	13,373,950	12.2 %	63,798	11.8 %
2025	102	14,316,715	13.0 %	65,502	12.1 %
2026	121	18,106,957	16.5 %	87,444	16.2 %
2027	95	14,196,659	12.9 %	71,200	13.2 %
2028	62	8,846,726	8.0 %	41,801	7.7 %
2029	47	7,977,761	7.3 %	39,201	7.3 %
2030	29	4,110,740	3.7 %	23,014	4.3 %
2031	41	7,312,872	6.6 %	35,034	6.5 %
2032	18	2,542,575	2.3 %	17,608	3.3 %
Thereafter	36	10,328,555	9.4 %	52,770	9.8 %
Total/weighted average	**723**	**111,723,436**	**100.0 %**	**$ 539,151**	**100.0 %**

Item 3. Legal Proceedings

From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to the Company.

Item 4. Mine Safety Disclosures

Not applicable.

<center>**PART II.**</center>

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Information about our equity compensation plans and other related stockholder matters is incorporated by reference to our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders.

Market Information

Our common stock is listed on the NYSE and is traded under the symbol "STAG."

Holders of Our Common Stock

As of February 13, 2023, we had 73 stockholders of record. This figure does not reflect the beneficial ownership of shares held in the nominee name.

Dividends

To maintain our qualification as a REIT, we must make annual distributions to our stockholders of at least 90% of our taxable net income (not including net capital gains). Dividends are declared at the discretion of our board of directors and depend on actual and anticipated cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors our board of directors may consider relevant.

Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Equity Securities

During the quarter ended December 31, 2022, the Operating Partnership issued 33,494 common units upon exchange of outstanding LTIP units issued pursuant to the 2011 Plan. Subject to certain restrictions, common units may be redeemed for cash in an amount equal to the value of a share of common stock or, at our election, for a share of common stock on a one-for-one basis.

During the quarter ended December 31, 2022, we issued 33,494 shares of common stock upon redemption of 33,494 common units held by various limited partners. The issuance of such shares of common stock was either registered under the Securities Act or effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder. We relied on the exemption based on representations given by the holders of the common units.

All issuances of unregistered securities during the three months ended December 31, 2022, if any, have previously been disclosed in filings with the SEC.

Performance Graph

The following graph provides a comparison of the cumulative total return on our common stock with the cumulative total return on the Standard & Poor's 500 Index and the MSCI US REIT Index. The MSCI US REIT Index represents performance of publicly-traded REITs. Returns over the indicated period are based on historical data and should not be considered indicative of future returns. The graph covers the period from December 31, 2017 to December 31, 2022 and assumes that $100 was invested in our common stock and in each index on December 31, 2017 and that all dividends were reinvested.

Cumulative Total Return
Based upon an inital investment of $100 on December 31, 2017 with dividends reinvested



This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing by us under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. For the definitions of certain terms used in the following discussion, refer to Item 1, "Business - Certain Definitions" included elsewhere in this report..

Overview

We are a REIT focused on the acquisition, ownership, and operation of industrial properties throughout the United States. We seek to (i) identify properties that offer relative value across all locations, industrial property types, and tenants through the principled application of our proprietary risk assessment model, (ii) operate our properties in an efficient, cost-effective manner, and (iii) capitalize our business appropriately given the characteristics of our assets. We are a Maryland corporation and our common stock is publicly traded on the NYSE under the symbol "STAG."

We are organized and conduct our operations to maintain our qualification as a REIT under Sections 856 through 860 of the Code, and generally are not subject to federal income tax to the extent we currently distribute our income to our stockholders and maintain our qualification as a REIT. We remain subject to state and local taxes on our income and property and to U.S. federal income and excise taxes on our undistributed income.

Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, qualification tests in the federal income tax laws. Those tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership and the percentage of our earnings that we distribute.

On July 1, 2022, our board of directors appointed William R. Crooker to the role of Chief Executive Officer of the Company, in addition to his role as President, effective July 1, 2022. In addition, on June 29, 2022, our board of directors increased the size of the board from nine to 10 members and appointed Mr. Crooker to the board and the investment committee of the board, effective as of July 1, 2022, subject to re-election at the 2023 Annual Meeting of Stockholders. As Chief Executive Officer, Mr. Crooker leads and manages our business, executes the strategies developed by management and the board and serves as the chief spokesperson to our employees, stockholders and business counterparties. In addition, in connection with Mr. Crooker's promotion, our board of directors appointed Benjamin S. Butcher as Executive Chair of the Company. As Executive Chair, Mr. Butcher manages the business of the board, regularly consults with Mr. Crooker on key corporate matters and serves as a liaison between the board and the management team.

As of December 31, 2022, we owned 562 buildings in 41 states with approximately 111.7 million rentable square feet, consisting of 484 warehouse/distribution buildings, 74 light manufacturing buildings, one flex/office building, and three Value Add Portfolio buildings. We own both single- and multi-tenant properties, although the majority of our portfolio is single-tenant.

As of December 31, 2022, our buildings were approximately 98.5% leased, with no single tenant accounting for more than approximately 3.0% of our total annualized base rental revenue and no single industry accounting for more than approximately 10.9% of our total annualized base rental revenue.

We own all of our properties and conduct substantially all of our business through our Operating Partnership, which we control and manage. As of December 31, 2022, we owned approximately 97.9% of the common units in our Operating Partnership, and our current and former executive officers, directors, senior employees and their affiliates, and other third parties owned the remaining 2.1%.

Factors That May Influence Future Results of Operations

Our ability to increase revenues or cash flow will depend in part on our (i) external growth, specifically acquisition activity, and (ii) internal growth, specifically occupancy and rental rates on our portfolio. A variety of other factors, including those noted below, also affect our future results of operations.

Outlook

Our business is affected by the uncertainty regarding the current high inflationary, rising interest rate environment, and geopolitical tensions in Europe. These factors are key drivers of recent financial market volatility, continued supply chain bottlenecks, and growing concerns of a global recession. In the first two quarters of 2022, U.S. GDP declined 1.6% and 0.6% respectively before posting a gain of 3.5% in the third quarter of 2022. Labor conditions remained strong with a 3.7% unemployment rate as of December 2022. Going forward, the general consensus among economists is to expect an elevated risk of recession over the near term. While the macro-economic conditions continue to evolve and could result in weakening tenant cash flows and rising vacancy rates, we believe we will continue to benefit from having a well-diversified portfolio across various markets, tenant industries, and lease terms. Additionally, we believe that the COVID-19 pandemic and geopolitical tensions have accelerated a number of trends that positively impact U.S. industrial demand.

Over the course of the COVID-19 pandemic, the U.S. federal and state governments, as well as the Federal Reserve, responded to the profoundly uncertain outlook with a series of fiscal and monetary policies to ease the economic burden of COVID-19 closures on businesses and individuals. In 2022, given the historically high inflation levels and strong employment reports, the Federal Reserve shifted away from an expansionary monetary policy. In February 2023, the Federal Reserve raised interest rates 25 basis points to a range between 4.5% to 4.75%. Since March 2022, the Federal Reserve has raised the Fed Funds Rate by 450 basis points and started shrinking its balance sheet. The Federal Reserve indicates monetary policy will continue tightening with higher interest rates and a shrinking of Federal Reserve balance sheet until inflation measures approach its long-term target.

We believe that the current economic environment, while volatile, will provide us with an opportunity to demonstrate the diversification of our portfolio. Specifically, we believe our existing portfolio should benefit from competitive rental rates and strong occupancy. In addition, we believe that certain characteristics of our business and capital structure should position us well in an uncertain environment, including our minimal floating rate debt exposure (taking into account our hedging activities), strong liquidity, and access to capital, and the fact that many of our competitors for acquisitions tend to be smaller local and regional investors who may be more heavily impacted by rising interest rates and lack of available of capital.

Due to the COVID-19 pandemic, geopolitical uncertainty, and recent legislative bills supporting U.S. infrastructure, we expect acceleration in a number of industrial specific trends to support stronger long-term demand, including:

- the rise of e-commerce (as compared to the traditional retail store distribution model) and the concomitant demand by e-commerce industry participants for well-located, functional distribution space;
- the increasing attractiveness of the United States as a manufacturing and distribution location because of the size of the U.S. consumer market, an increase in overseas labor costs, a desire for greater supply chain resilience and redundancy which is driving higher inventory to sales ratios and greater domestic warehouse demand over the long-term (i.e. the shortening and fattening of the supply chain); and
- the overall quality of the transportation infrastructure in the United States.

Our portfolio continues to benefit from historically low availability throughout the national industrial market. The COVID-19 pandemic has caused both positive and negative impacts at varying levels across different industries and geographies. Ultimately, the acceleration in e-commerce, actions taken by federal and state governments and the Federal Reserve in response to the pandemic, and the growing desire for greater supply chain resilience has helped industrial space demand remain relatively strong going into 2023. The weakening global and U.S. economic trends could be a notable headwind and may result in relatively less demand for space and higher vacancy. We believe that the diversification of our portfolio by market, tenant industry, and tenant credit will prove to be a strength in this environment.

Conditions in Our Markets

The buildings in our portfolio are located in markets throughout the United States. Positive or negative changes in economic or other conditions, new supply, adverse weather conditions, natural disasters, epidemics, and other factors in these markets may affect our overall performance.

Rental Income

We receive income primarily in the form of rental income from the tenants who occupy our buildings. The amount of rental income generated by the buildings in our portfolio depends principally on occupancy and rental rates.

Future economic downturns or regional downturns affecting our submarkets that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our buildings. Our ability to lease our properties and the attendant rental rate is dependent upon, among other things, (i) the overall economy, (ii) the supply/demand dynamic in our markets, (iii) the quality of our properties, including age, clear height, and configuration, and (iv) our tenants' ability to meet their contractual obligations to us.

The following table summarizes our Operating Portfolio leases that commenced during the year ended December 31, 2022. Any rental concessions in such leases are accounted for on a straight-line basis over the term of the lease.

Operating Portfolio	Square Feet	Cash Basis Rent Per Square Foot	SL Rent Per Square Foot	Total Costs Per Square Foot[1]	Cash Rent Change	SL Rent Change	Weighted Average Lease Term (years)	Rental Concessions per Square Foot[2]
Year ended December 31, 2022								
New Leases	4,376,929	$ 5.34	$ 5.67	$ 2.73	18.6 %	31.2 %	5.9	$ 0.58
Renewal Leases	7,795,545	$ 4.84	$ 5.10	$ 1.09	11.8 %	20.5 %	4.7	$ 0.12
Total/weighted average	**12,172,474**	**$ 5.02**	**$ 5.30**	**$ 1.69**	**14.3 %**	**24.3 %**	**5.1**	**$ 0.28**

(1) "Total Costs" means the costs for improvements of vacant and renewal spaces, as well as the contingent-based legal fees and commissions for leasing transactions. Total Costs per square foot represent the total costs expected to be incurred on the leases that commenced during the period and do not reflect actual expenditures for the period.

(2) Represents the total rental concessions for the entire lease term.

Additionally, for the year ended December 31, 2022, leases related to the Value Add Portfolio and first generation leasing, with a total of 1,069,650 square feet, are excluded from the Operating Portfolio statistics above.

Property Operating Expenses

Our property operating expenses generally consist of utilities, real estate taxes, management fees, insurance, and site repair and maintenance costs. For the majority of our tenants, our property operating expenses are controlled, in part, by the triple net provisions in tenant leases. In our triple net leases, the tenant is responsible for all aspects of and costs related to the building and its operation during the lease term, including utilities, taxes, insurance, and maintenance costs, but typically excluding roof and building structure. However, we also have modified gross leases and gross leases in our building portfolio, which may require us to absorb certain building related expenses of our tenants. In our modified gross leases, we are responsible for certain building related expenses during the lease term, but most of the expenses are passed through to the tenant for reimbursement to us. In our gross leases, we are responsible for all expenses related to the building and its operation during the lease term. Our overall performance will be affected by the extent to which we are able to pass-through property operating expenses to our tenants.

Scheduled Lease Expirations

Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets and by the desirability of our individual buildings. Leases that comprise approximately 7.7% of our total annualized base rental revenue will expire during the period from January 1, 2023 to December 31, 2023, excluding month-to-month leases. We assume, based upon internal renewal probability estimates, that some of our tenants will renew and others will vacate and the associated space will be re-let subject to downtime assumptions. Using the aforementioned assumptions, we expect that the rental rates on the respective new leases will be greater than the rates under existing leases expiring during the period January 1, 2023 to December 31, 2023, thereby resulting in an increase in revenue from the same space.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Certain estimates, judgments and assumptions are inherently subjective and based on the existing business and market conditions, and are therefore continually evaluated based upon available information and experience. The following items require significant estimation or judgement.

Purchase Price Accounting

We have determined that judgments regarding the allocation of the purchase price of properties based upon the fair value of the assets acquired and liabilities assume represents a critical accounting estimate that has the potential to be material in future periods and has been material in all periods presented in this Form 10-K. As discussed below in "Critical Accounting Policies," we allocate the purchase price of properties based upon the fair value of the assets acquired and liabilities assumed, which generally consist of land, buildings, tenant improvements, mortgage debt assumed, and deferred leasing intangibles, which includes in-place leases, above market and below market leases, and tenant relationships, and is therefore subject to subjective analysis and uncertainty. The process for determining the allocation to these components requires estimates and assumptions, including rental rates, discount rates, exit capitalization rates, and land value per square foot. We do not believe that the conclusions we reached regarding the allocation of the purchase price of properties, in the current economic and operating environment, would result in a materially different conclusion within any reasonable range of assumptions that could have been applied. As discussed below, we continuously assess our portfolio for the impairment of tangible and intangible rental property and deferred leasing intangible liabilities.

Rental Property and Deferred Leasing Intangible Liabilities Impairment Assessment

We have determined that judgments regarding the impairment of tangible and intangible rental property and deferred leasing intangible liabilities represents a critical accounting estimate that has the potential to be material in future periods and has been material in certain periods presented in this Form 10-K. As discussed below in "Critical Accounting Policies," we evaluate the carrying value of all tangible and intangible rental property assets and deferred leasing intangible liabilities (collectively, the "property") held for use for possible impairment when an event or change in circumstance has occurred that indicates their carrying value may not be recoverable. The evaluation includes estimating and reviewing anticipated future undiscounted cash flows to be derived from the property. If such cash flows are less than the property's carrying value, an impairment charge is recognized to the extent by which the asset's carrying value exceeds the estimated fair value. Estimating future cash flows is highly subjective and is based in part on assumptions related to anticipated hold period, future occupancy, rental rates, capital requirements, and exit capitalization rates that could differ from actual results. The discount rate used to present value the cash flows for determining fair value is also subjective. We do not believe that the conclusions we reached regarding the assessment of our rental property assets for impairment, in the current economic and operating environment, would result in a materially different conclusion within any reasonable range of assumptions that could have been applied. Should economic conditions worsen, and the values of industrial assets decline in future periods, then the assumptions and estimates we may make in future impairment analyses, and potential future measurement of impairment charges, could be sensitive and could result in a material change in the range of potential outcomes.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Rental Property and Deferred Leasing Intangibles

Rental property is carried at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are expensed as incurred. Significant renovations and betterments that extend the economic useful lives of assets are capitalized.

We capitalize costs directly and indirectly related to the development, pre-development, redevelopment, or improvement of rental property. Real estate taxes, compensation costs of development personnel, insurance, interest, and other directly related costs during construction periods are capitalized as incurred, with depreciation commencing with the date the property is substantially completed. Such costs begin to be capitalized to the development projects from the point we are undergoing the necessary activities to get the development project ready for its intended use and cease when the development projects are substantially completed and held available for occupancy. Interest is capitalized based on actual capital expenditures from the period when development or redevelopment commences until the asset is ready for its intended use, at the weighted average borrowing rate of our unsecured indebtedness during the period.

For properties classified as held for sale, we cease depreciating and amortizing the rental property and value the rental property at the lower of depreciated and amortized cost or fair value less costs to dispose. We present those properties classified as held for sale with any qualifying assets and liabilities associated with those properties as held for sale in the accompanying Consolidated Balance Sheets.

Using information available at the time of acquisition, we allocate the purchase price of properties acquired based upon the fair value of the assets acquired and liabilities assumed, which generally consist of land, buildings, tenant improvements, mortgage debt assumed, and deferred leasing intangibles, which includes in-place leases, above market and below market leases, and tenant relationships. The process for determining the allocation to these components requires estimates and assumptions, including rental rates, discount rates and exit capitalization rates, and land value per square foot, as well as available market information, and is therefore subject to subjective analysis and uncertainty. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The portion of the purchase price that is allocated to above and below market leases is valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease term plus the term of any bargain renewal options. The purchase price is further allocated to in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and its overall relationship with the respective tenant.

The above and below market lease values are amortized into rental income over the remaining lease term. The value of in-place lease intangibles and tenant relationships are amortized over the remaining lease term (and expected renewal period of the respective lease for tenant relationships) as increases to depreciation and amortization expense. The remaining lease terms are adjusted for bargain renewal options or assumed exercises of early termination options, as applicable. If a tenant subsequently terminates its lease, any unamortized portion of above and below market leases is accelerated into rental income and the in-place lease value and tenant relationships are accelerated into depreciation and amortization expense over the shortened lease term.

The purchase price allocated to deferred leasing intangible assets are included in rental property, net on the accompanying Consolidated Balance Sheets, and the purchase price allocated to deferred leasing intangible liabilities are included in deferred leasing intangibles, net on the accompanying Consolidated Balance Sheets under the liabilities section.

In determining the fair value of the debt assumed, we discount the spread between the future contractual interest payments and hypothetical future interest payments on mortgage debt based on a current market rate. The associated fair market value debt adjustment is amortized through interest expense over the life of the debt on a basis which approximates the effective interest method.

We evaluate the carrying value of all tangible and intangible rental property assets and deferred leasing intangible liabilities (collectively, the "property") held for use for possible impairment when an event or change in circumstance has occurred that indicates their carrying value may not be recoverable. The evaluation includes estimating and reviewing anticipated future undiscounted cash flows to be derived from the property. If such cash flows are less than the property's carrying value, an impairment charge is recognized to the extent by which the property's carrying value exceeds the estimated fair value. Estimating future cash flows is highly subjective and is based in part on assumptions regarding anticipated hold period, future occupancy, rental rates, capital requirements, and exit capitalization rates that could differ from actual results. The discount rate used to present value the cash flows for determining fair value is also subjective.

Depreciation expense is computed using the straight-line method based on the following estimated useful lives.

Description	Estimated Useful Life
Building	40 Years
Building and land improvements (maximum)	20 years
Tenant improvements	Shorter of useful life or terms of related lease

Leases

For leases in which we are the lessee, we recognize a right-of-use asset and corresponding lease liability on the accompanying Consolidated Balance Sheets equal to the present value of the fixed lease payments. In determining operating right-of-use asset and lease liability for our operating leases, we estimate an appropriate incremental borrowing rate on a fully-collateralized basis for the terms of the leases. We utilize a market-based approach to estimate the incremental borrowing rate for each individual lease. Since the terms under our ground leases are significantly longer than the terms of borrowings available to us on a fully-collateralized basis, the estimate of this rate requires significant judgment, and consider factors such as yields on outstanding public debt and other market based pricing on longer duration financing instruments.

Goodwill

The excess of the cost of an acquired business over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Our goodwill of approximately $4.9 million represents amounts allocated to the assembled workforce from the acquired management company, and is presented in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets. Our goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis at December 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We take a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. We have recorded no impairments to goodwill as of December 31, 2022.

Use of Derivative Financial Instruments

We record all derivatives on the accompanying Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

In accordance with fair value measurement guidance, we made an accounting policy election to measure the credit risk of our derivative financial instruments that are subject to master netting arrangements on a net basis by counterparty portfolio. Credit risk is the risk of failure of the counterparty to perform under the terms of the contract. We minimize the credit risk in our derivative financial instruments by entering into transactions with various high-quality counterparties. Our exposure to credit risk at any point is generally limited to amounts recorded as assets on the accompanying Consolidated Balance Sheets.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, tenant accounts receivable, interest rate swaps, accounts payable, accrued expenses, unsecured credit facility, unsecured term loans, unsecured notes, and mortgage notes. See Note 4 in the accompanying Notes to Consolidated Financial Statements for the fair value of our indebtedness. See Note 5 in the accompanying Notes to Consolidated Financial Statements for the fair value of our interest rate swaps.

We adopted fair value measurement provisions for our financial instruments recorded at fair value. The guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Incentive and Equity-Based Employee Compensation Plans

We grant equity-based compensation awards to our employees and directors in the form of restricted shares of common stock, LTIP units, and performance units. See Notes 6, 7 and 8 in the accompanying Notes to Consolidated Financial Statements for further discussion of restricted shares of common stock, LTIP units, and performance units, respectively. We measure equity-based compensation expense based on the fair value of the awards on the grant date and recognize the expense ratably over the vesting period, and forfeitures are recognized in the period in which they occur.

On January 7, 2021, we adopted the STAG Industrial, Inc. Employee Retirement Vesting Program (the "Vesting Program") to provide supplemental retirement benefits for eligible employees. For those employees who are retirement eligible or will become retirement eligible during the applicable vesting period under the terms of the Vesting Program, we accelerate equity-based compensation through the employee's six-month retirement notification period or retirement eligibility date, respectively.

Revenue Recognition

All current leases are classified as operating leases and rental income is recognized on a straight-line basis over the term of the lease (and expected bargain renewal terms or assumed exercise of early termination options) when collectability is reasonably assured. Differences between rental income earned and amounts due under the lease are charged or credited, as applicable, to accrued rental income.

We determined that for all leases where we are the lessor, that the timing and pattern of transfer of the non-lease components and associated lease components are the same, and that the lease components, if accounted for separately, would be classified as an operating lease. Accordingly, we have made an accounting policy election to recognize the combined component in accordance with Accounting Standards Codification Topic 842 as rental income on the accompanying Consolidated Statements of Operations.

Rental income recognition commences when the tenant takes possession of or controls the physical use of the leased space and the leased space is substantially complete and ready for its intended use. In order to determine whether the leased space is substantially complete and ready for its intended use, we determine whether we or the tenant own the tenant improvements. When it is determined that we are the owner of the tenant improvements, rental income recognition begins when the tenant takes possession of or controls the physical use of the finished space, which is generally when our owned tenant improvements are completed. In instances when it is determined that the tenant is the owner of tenant improvements, rental income recognition begins when the tenant takes possession of or controls the physical use of the leased space.

When we are the owner of tenant improvements or other capital items, the cost to construct the tenant improvements or other capital items, including costs paid for or reimbursed by the tenants, is recorded as capital assets. For these tenant improvements or other capital items, the amount funded by or reimbursed by the tenants are recorded as deferred revenue, which is amortized on a straight-line basis as income over the shorter of the useful life of the capital asset or the term of the related lease.

Early lease termination fees are recorded in rental income on a straight-line basis from the notification date of such termination to the then remaining (not the original) lease term, if any, or upon collection if collection is not reasonably assured.

We evaluate cash basis versus accrual basis of rental income recognition based on the collectability of future lease payments.

Results of Operations

The following discussion of the results of our same store (as defined below) net operating income ("NOI") should be read in conjunction with our consolidated financial statements included in this report. For a detailed discussion of NOI, including the reasons management believes NOI is useful to investors, see "Non-GAAP Financial Measures" below. Same store results are considered to be useful to investors in evaluating our performance because they provide information relating to changes in building-level operating performance without taking into account the effects of acquisitions or dispositions. We encourage the reader to not only look at our same store results, but also our total portfolio results, due to historic and future growth.

We define same store properties as properties that were in the Operating Portfolio for the entirety of the comparative periods presented. The results for same store properties exclude termination fees, solar income, and other income adjustments. Same store properties exclude Operating Portfolio properties with expansions placed into service after December 31, 2020. On December 31, 2022, we owned 455 industrial buildings consisting of approximately 91.9 million square feet, which represents approximately 82.2% of our total portfolio, that are considered our same store portfolio in the analysis below. Same store occupancy increased approximately 1.3% to 99.1% as of December 31, 2022 compared to 97.8% as of December 31, 2021.

Discussions of selected operating information for our same store portfolio and our total portfolio for the comparison of the years ended December 31, 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 16, 2022.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following table summarizes selected operating information for our same store portfolio and our total portfolio for the years ended December 31, 2022 and 2021 (dollars in thousands). This table includes a reconciliation from our same store portfolio to our total portfolio by also providing information for the years ended December 31, 2022 and 2021 with respect to the buildings acquired and disposed of and Operating Portfolio buildings with expansions placed into service or transferred from the Value

Add Portfolio to the Operating Portfolio after December 31, 2020 and our flex/office buildings, Value Add Portfolio, and buildings classified as held for sale.

| | Same Store Portfolio | | | | Acquisitions/Dispositions | | Other | | Total Portfolio | | | |
| | Year ended December 31, | | Change | | Year ended December 31, | | Year ended December 31, | | Year ended December 31, | | Change | |
	2022	2021	$	%	2022	2021	2022	2021	2022	2021	$	%
Revenue												
Operating revenue												
Rental income	$ 526,819	$ 508,810	$18,009	3.5 %	$ 102,758	$ 38,162	$ 24,800	$ 12,460	$ 654,377	$ 559,432	$ 94,945	17.0 %
Other income	370	517	(147)	(28.4)%	236	70	2,362	2,140	2,968	2,727	241	8.8 %
Total operating revenue	527,189	509,327	17,862	3.5 %	102,994	38,232	27,162	14,600	657,345	562,159	95,186	16.9 %
Expenses												
Property	100,674	97,501	3,173	3.3 %	19,732	8,419	5,295	2,066	125,701	107,986	17,715	16.4 %
Net operating income[(1)]	$ 426,515	$ 411,826	$14,689	3.6 %	$ 83,262	$ 29,813	$ 21,867	$ 12,534	531,644	454,173	77,471	17.1 %
Other expenses												
General and administrative									46,958	48,629	(1,671)	(3.4)%
Depreciation and amortization									275,040	238,699	36,341	15.2 %
Loss on impairments									1,783	—	1,783	100.0 %
Other expenses									4,363	2,878	1,485	51.6 %
Total other expenses									328,144	290,206	37,938	13.1 %
Total expenses									453,845	398,192	55,653	14.0 %
Other income (expense)												
Interest and other income									103	121	(18)	(14.9)%
Interest expense									(78,018)	(63,484)	(14,534)	22.9 %
Debt extinguishment and modification expenses									(838)	(2,152)	1,314	(61.1)%
Gain on the sales of rental property, net									57,487	97,980	(40,493)	(41.3)%
Total other income (expense)									(21,266)	32,465	(53,731)	(165.5)%
Net income									$ **182,234**	$ **196,432**	$ **(14,198)**	**(7.2)**%

(1) For a detailed discussion of NOI, including the reasons management believes NOI is useful to investors, see "Non-GAAP Financial Measures" below.

Net Income

Net income for our total portfolio decreased by approximately $14.2 million or 7.2% to approximately $182.2 million for the year ended December 31, 2022 compared to approximately $196.4 million for the year ended December 31, 2021.

Same Store Total Operating Revenue

Same store total operating revenue consists primarily of rental income consisting of (i) fixed lease payments, variable lease payments, straight-line rental income, and above and below market lease amortization from our properties ("lease income"), and (ii) other tenant billings for insurance, real estate taxes and certain other expenses ("other billings").

For a detailed reconciliation of our same store total operating revenue to net income, see the table above.

Same store rental income, which is comprised of lease income and other billings as discussed below, increased by approximately $18.0 million or 3.5% to approximately $526.8 million for the year ended December 31, 2022 compared to approximately $508.8 million for the year ended December 31, 2021.

Same store lease income increased approximately $13.8 million or 3.3% to approximately $434.8 million for the year ended December 31, 2022 compared to approximately $421.0 million for the year ended December 31, 2021. Approximately $16.2 million of the increase was attributable to rental increases due to the execution of new leases and lease renewals with existing tenants and a net decrease in the amortization of net above market leases of approximately $0.4 million. The increase was also attributable to an increase in rental income of approximately $0.8 million at one property in which, during the year ended December 31, 2021, we determined that the future collectability of rental payments was not reasonably assured, and accordingly, we converted to the cash basis of accounting and reversed any accounts receivable and accrued rent balances into rental income and did not recognize revenue for payments that were not received from the tenant. The lease was subsequently terminated and replaced with a new tenant in September 2021, and during the year ended December 31, 2022, the former tenant repaid the rental amounts past due, both of which contributed to the increase in rental income during the year ended December 31, 2022 compared to the year ended December 31, 2021. These increases were partially offset by the reduction of base rent of approximately $3.6 million due to tenant vacancy.

Same store other billings increased approximately $4.2 million or 4.8% to approximately $92.0 million for the year ended December 31, 2022 compared to approximately $87.8 million for the year ended December 31, 2021. The increase was attributable to an increase of approximately $4.7 million related to other expense reimbursements which was primarily due to an increase in corresponding expenses. This increase was partially offset by a decrease in real estate taxes levied by taxing authorities of approximately $0.5 million.

Same Store Operating Expenses

Same store operating expenses consist primarily of property operating expenses and real estate taxes and insurance.

For a detailed reconciliation of our same store portfolio operating expenses to net income, see the table above.

Total same store operating expenses increased approximately $3.2 million or 3.3% to approximately $100.7 million for the year ended December 31, 2022 compared to approximately $97.5 million for the year ended December 31, 2021. This increase was due to increases in insurance, utility, repairs and maintenance, snow removal, and other expenses of approximately $0.6 million, $1.0 million, $0.8 million, $0.7 million, and $0.7 million, respectively. These increases were partially offset by a decrease in real estate tax expense of approximately $0.6 million due to a decrease in real estate taxes levied by taxing authorities.

Acquisitions and Dispositions Net Operating Income

For a detailed reconciliation of our acquisitions and dispositions NOI to net income, see the table above.

Subsequent to December 31, 2020, we acquired 90 buildings consisting of approximately 15.4 million square feet (excluding ten buildings that were included in the Value Add Portfolio at December 31, 2022 or transferred from the Value Add Portfolio to the Operating Portfolio after December 31, 2020), and sold 30 buildings consisting of approximately 4.4 million square feet and one land parcel. For the years ended December 31, 2022 and December 31, 2021, the buildings acquired after December 31, 2020 contributed approximately $80.9 million and $18.8 million to NOI, respectively. For the years ended

December 31, 2022 and December 31, 2021, the buildings sold after December 31, 2020 contributed approximately $2.4 million and $11.0 million to NOI, respectively. Refer to Note 3 in the accompanying Notes to consolidated Financial Statements for additional discussion regarding buildings acquired or sold.

Other Net Operating Income

Our other assets include our flex/office buildings, Value Add Portfolio, buildings classified as held for sale, and Operating Portfolio buildings with expansions placed in service or transferred from the Value Add Portfolio to the Operating Portfolio after December 31, 2020. Other NOI also includes termination, solar, and other income adjustments from buildings in our same store portfolio.

For a detailed reconciliation of our other NOI to net income, see the table above.

These buildings contributed approximately $16.2 million and $9.1 million to NOI for the years ended December 31, 2022 and December 31, 2021, respectively. Additionally, there was approximately $5.7 million and $3.4 million of termination, solar, and other income adjustments from certain buildings in our same store portfolio for the years ended December 31, 2022 and December 31, 2021, respectively.

Total Other Expenses

Total other expenses consist of general and administrative expenses, depreciation and amortization, loss on impairments, and other expenses.

Total other expenses increased approximately $37.9 million or 13.1% for the year ended December 31, 2022 to approximately $328.1 million compared to approximately $290.2 million for the year ended December 31, 2021. This is primarily a result of an increase in depreciation and amortization of approximately $36.3 million as a result of net acquisitions that increased the depreciable asset base. Additionally, a loss on impairment of approximately $1.8 million was recognized for the year ended December 31, 2022, as discussed in Note 3 of the accompanying Notes to Consolidated Financial Statements, that did not occur during the year ended December 31, 2021. Other expenses also increased approximately $1.5 million, which was primarily attributed to the relinquishment of an acquisition deposit of approximately $2.1 million related to a terminated acquisition contract during the year ended December 31, 2022. These increases were partially offset by a decrease in general and administrative expenses of approximately $1.7 million which was primarily due to the severance costs of a former executive officer of approximately $2.1 million during the year ended December 31, 2021 that did not recur during the year ended December 31, 2022, as well as due to the adoption of the Vesting Program on January 7, 2021 and related acceleration of equity-based compensation expense for certain eligible employees that did not recur during the year ended December 31, 2022. These decreases in general and administrative expenses were offset by an increase in payroll costs.

Total Other Income (Expense)

Total other income (expense) consists of interest and other income, interest expense, debt extinguishment and modification expenses, and gain on the sales of rental property, net. Interest expense includes interest incurred during the period as well as adjustments related to amortization of financing fees and debt issuance costs, and amortization of fair market value adjustments associated with the assumption of debt.

Total net other income decreased approximately $53.7 million or 165.5% to approximately $21.3 million total other expense for the year ended December 31, 2022 compared to approximately $32.5 million total other income for the year ended December 31, 2021. This decrease is primarily the result of a decrease in gain on the sales of rental property, net of approximately $40.5 million. There was also an increase in interest expense of approximately $14.5 million which is primarily attributable to the issuance of $325.0 million and $400.0 million of unsecured notes on September 28, 2021 and June 28, 2022, respectively. Debt extinguishment and modification expenses also decreased approximately $1.3 million during the year ended December 31, 2022. The debt extinguishment and modification expenses during the year ended December 31, 2022 were related to the refinance of our unsecured term loans on July 26, 2022, as discussed in Note 4 of the accompanying Notes to Consolidated Financial Statements. The debt extinguishment and modification expenses during the year ended December 31, 2021 were primarily related to the refinance of our unsecured term loans on October 26, 2021, as discussed in Note 4 of the accompanying Notes to Consolidated Financial Statements.

Non-GAAP Financial Measures

In this report, we disclose funds from operations ("FFO") and NOI, which meet the definition of "non-GAAP financial measures" as set forth in Item 10(e) of Regulation S-K promulgated by the SEC. As a result, we are required to include in this report a statement of why management believes that presentation of these measures provides useful information to investors.

Funds From Operations

FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance, and we believe that to understand our performance further, FFO should be compared with our reported net income (loss) in accordance with GAAP, as presented in our consolidated financial statements included in this report.

We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts ("Nareit"). FFO represents GAAP net income (loss), excluding gains (or losses) from sales of depreciable operating buildings, impairment write-downs of depreciable real estate, real estate related depreciation and amortization (excluding amortization of deferred financing costs and fair market value of debt adjustment) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because it is a widely recognized measure of the performance of REITs. FFO may be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our buildings that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our buildings, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other REITs may not calculate FFO in accordance with the Nareit definition, and, accordingly, our FFO may not be comparable to such other REITs' FFO. FFO should not be used as a measure of our liquidity, and is not indicative of funds available for our cash needs, including our ability to pay dividends.

The following table summarizes a reconciliation of our FFO attributable to common stockholders and unit holders for the periods presented to net income, the nearest GAAP equivalent.

	Year ended December 31,		
Reconciliation of Net Income to FFO (in thousands)	**2022**	**2021**	**2020**
Net income	$ 182,234	$ 196,432	$ 206,795
Rental property depreciation and amortization	274,823	238,487	214,464
Loss on impairments	1,783	—	5,577
Gain on the sales of rental property, net	(57,487)	(97,980)	(135,733)
FFO	$ 401,353	$ 336,939	$ 291,103
Preferred stock dividends	—	(1,289)	(5,156)
Redemption of preferred stock	—	(2,582)	—
Amount allocated to restricted shares of common stock and unvested units	(558)	(838)	(756)
FFO attributable to common stockholders and unit holders	$ 400,795	$ 332,230	$ 285,191

Net Operating Income

We consider NOI to be an appropriate supplemental performance measure to net income (loss) because we believe it helps investors and management understand the core operations of our buildings. NOI is defined as rental income, which includes billings for common area maintenance, real estate taxes and insurance, less property expenses, real estate tax expense and insurance expense. NOI should not be viewed as an alternative measure of our financial performance since it excludes expenses which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI.

The following table summarizes a reconciliation of our NOI for the periods presented to net income, the nearest GAAP equivalent.

Reconciliation of Net Income to NOI (in thousands)	Year ended December 31,		
	2022	2021	2020
Net income	$ 182,234	$ 196,432	$ 206,795
General and administrative	46,958	48,629	40,072
Depreciation and amortization	275,040	238,699	214,738
Interest and other income	(103)	(121)	(446)
Interest expense	78,018	63,484	62,343
Loss on impairments	1,783	—	5,577
Gain on involuntary conversion	—	—	(2,157)
Debt extinguishment and modification expenses	838	2,152	834
Other expenses	4,363	2,878	2,029
Gain on the sales of rental property, net	(57,487)	(97,980)	(135,733)
Net operating income	$ 531,644	$ 454,173	$ 394,052

Cash Flows

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following table summarizes our cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Cash Flows (dollars in thousands)	Year ended December 31,		Change	
	2022	2021	$	%
Net cash provided by operating activities	$ 387,931	$ 336,154	$ 51,777	15.4 %
Net cash used in investing activities	$ 447,524	$ 1,220,420	$ (772,896)	(63.3)%
Net cash provided by financing activities	$ 63,186	$ 887,123	$ (823,937)	(92.9)%

Net cash provided by operating activities increased approximately $51.8 million to approximately $387.9 million for the year ended December 31, 2022, compared to approximately $336.2 million for the year ended December 31, 2021. The increase was primarily attributable to incremental operating cash flows from property acquisitions completed after December 31, 2021, and operating performance at existing properties. These increases were partially offset by the loss of cash flows from property dispositions completed after December 31, 2021 and fluctuations in working capital due to timing of payments and rental receipts.

Net cash used in investing activities decreased approximately $772.9 million to approximately $447.5 million for the year ended December 31, 2022, compared to approximately $1,220.4 million for the year ended December 31, 2021. The decrease was primarily attributable to the acquisition of 26 buildings during the year ended December 31, 2022 of approximately $472.6 million, compared to the acquisition of 74 buildings during the year ended December 31, 2021 of approximately $1,365.8 million. This decrease was also attributable to a decrease in proceeds from sales of rental property, net of approximately $52.6 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. This decrease in net cash used in investing activities was partially offset by an increase in cash paid for additions of land and building and improvements of approximately $72.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Net cash provided by financing activities decreased approximately $823.9 million to approximately $63.2 million for the year ended December 31, 2022, compared to approximately $887.1 million for the year ended December 31, 2021. This decrease was primarily attributable to decrease in net proceeds received from the sale of common stock of approximately $652.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was also attributable to a net cash outflow of approximately $310.0 million from our unsecured credit facility and an increase of approximately $21.1 million in dividends paid during the year ended December 31, 2022 compared to the year ended December 31, 2021. Additionally, we paid in full a mortgage note in the amount of approximately $46.6 million during the year ended December 31, 2022 that did not occur during the year ended December 31, 2021, as discussed in Note 4 of the accompanying Notes to Consolidated Financial Statements. These decreases were partially offset by increases in the funding of unsecured term loans and unsecured notes in the amount of $50.0 million and $75.0 million, respectively, during the year ended December 31, 2022 compared to the year ended December 31, 2021. Additionally, the decrease was also partially offset by the redemption of preferred stock with an aggregate liquidation value of $75.0 million during the year ended December 31, 2021 that did not recur during the year ended December 31, 2022.

Liquidity and Capital Resources

We believe that our liquidity needs will be satisfied through cash flows generated by operations, disposition proceeds, and financing activities. Operating cash flow from rental income, expense recoveries from tenants, and other income from operations is our principal source of funds to pay operating expenses, debt service, recurring capital expenditures, and the distributions required to maintain our REIT qualification. We primarily rely on the capital markets (common and preferred equity and debt securities) to fund our acquisition activity. We seek to increase cash flows from our properties by maintaining quality building standards that promote high occupancy rates and permit increases in rental rates, while reducing tenant turnover and controlling operating expenses. We believe that our revenue, together with proceeds from building sales and equity and debt financings, will continue to provide funds for our short-term and medium-term liquidity needs.

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our buildings, including interest expense, interest rate swap payments, scheduled principal payments on outstanding indebtedness, property acquisitions under contract, general and administrative expenses, and capital expenditures including development projects, tenant improvements and leasing commissions.

Our long-term liquidity needs, in addition to recurring short-term liquidity needs as discussed above, consist primarily of funds necessary to pay for property acquisitions and scheduled debt maturities. We intend to satisfy our long-term liquidity needs through cash flow from operations, the issuance of equity or debt securities, other borrowings, property dispositions, or, in connection with acquisitions of certain additional buildings, the issuance of common units in our Operating Partnership.

As of December 31, 2022, we had total immediate liquidity of approximately $847.3 million, comprised of $25.9 million of cash and cash equivalents and $821.4 million of immediate availability on our unsecured credit facility.

In addition, we require funds to pay dividends to holders of our common stock and common units in our Operating Partnership. Any future dividends on our common stock are declared in the sole discretion of our board of directors, subject to the distribution requirements to maintain our REIT status for federal income tax purposes, and may be reduced or stopped for any reason, including to use funds for other liquidity requirements.

On March 31, 2021, we redeemed all 3,000,000 issued and outstanding shares of 6.875% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), at a cash redemption price of $25.00 per share, plus accrued and unpaid dividends to, but excluding, the redemption date.

Indebtedness Outstanding

The following table summarizes certain information with respect to our indebtedness outstanding as of December 31, 2022.

Loan	Principal Outstanding as of December 31, 2022 (in thousands)	Interest Rate[1][2]	Maturity Date	Prepayment Terms[3]
Unsecured credit facility:				
Unsecured Credit Facility[4]	$ 175,000	Term SOFR + 0.855%	October 23, 2026	i
Total unsecured credit facility	**175,000**			
Unsecured term loans:				
Unsecured Term Loan F	200,000	2.94 %	January 12, 2025	i
Unsecured Term Loan G	300,000	1.09 %	February 5, 2026	i
Unsecured Term Loan A	150,000	2.14 %	March 15, 2027	i
Unsecured Term Loan H	187,500	3.75 %	January 25, 2028	i
Unsecured Term Loan I	187,500	2.89 %	January 25, 2028	i
Total unsecured term loans	1,025,000			
Total unamortized deferred financing fees and debt issuance costs	(4,560)			
Total carrying value unsecured term loans, net	**1,020,440**			
Unsecured notes:				
Series F Unsecured Notes[5]	100,000	3.98 %	January 5, 2023	ii
Series A Unsecured Notes	50,000	4.98 %	October 1, 2024	ii
Series D Unsecured Notes	100,000	4.32 %	February 20, 2025	ii
Series G Unsecured Notes	75,000	4.10 %	June 13, 2025	ii
Series B Unsecured Notes	50,000	4.98 %	July 1, 2026	ii
Series C Unsecured Notes	80,000	4.42 %	December 30, 2026	ii
Series E Unsecured Notes	20,000	4.42 %	February 20, 2027	ii
Series H Unsecured Notes	100,000	4.27 %	June 13, 2028	ii
Series I Unsecured Notes	275,000	2.80 %	September 29, 2031	ii
Series K Unsecured Notes	400,000	4.12 %	June 28, 2032	ii
Series J Unsecured Notes	50,000	2.95 %	September 28, 2033	ii
Total unsecured notes	1,300,000			
Total unamortized deferred financing fees and debt issuance costs	(4,558)			
Total carrying value unsecured notes, net	**1,295,442**			
Mortgage notes (secured debt):				
Thrivent Financial for Lutherans	3,296	4.78 %	December 15, 2023	iii
United of Omaha Life Insurance Company	4,744	3.71 %	October 1, 2039	ii
Total mortgage notes	8,040			
Net unamortized fair market value discount	(137)			
Total unamortized deferred financing fees and debt issuance costs	(5)			
Total carrying value mortgage notes, net	**7,898**			
Total / weighted average interest rate[6]	**$ 2,498,780**	**3.39 %**		

(1) Interest rate as of December 31, 2022. At December 31, 2022, the one-month Term Term SOFR was 4.35806%. The current interest rate is not adjusted to include the amortization of deferred financing fees or debt issuance costs incurred in obtaining debt or any unamortized fair market value premiums or discounts. The spread over the applicable rate for our unsecured credit facility and unsecured term loans is based on our debt rating and leverage ratio, as defined in the respective loan agreements.

(2) Our unsecured credit facility has a stated rate of one-month Term SOFR plus a 0.10% adjustment and a spread of 0.775%, less a sustainability-related interest rate adjustment of 0.02%. The unsecured term loans A, F, and G have a stated interest rate of one-month Term SOFR plus a 0.10% adjustment and a spread of 0.85%, less a sustainability-related interest rate adjustment of 0.02%. The unsecured term loans H and I have a stated interest rate of one-month Term SOFR plus a 0.10% adjustment and a spread of 0.85%. As of December 31, 2022, one-month Term SOFR for the Unsecured Term Loans A, F, G, H, and I was swapped to a fixed rate of 1.31%, 2.11%, 0.26%, 2.90%, and 2.04%, respectively (which includes the 0.10% adjustment). One-month Term SOFR for the Unsecured Term Loan G will be swapped to a fixed rate of 0.95% effective April 18, 2023. One-month Term SOFR for the Unsecured Term Loan I will be swapped to a fixed rate of 2.66% effective January 4, 2023. One-month Term SOFR for the Unsecured Term Loan H will be swapped to a fixed rate of 2.50% effective January 12, 2024.

(3) Prepayment terms consist of (i) pre-payable with no penalty; (ii) pre-payable with penalty; (iii) pre-payable without penalty three months prior to the maturity date.

(4) The capacity of our unsecured credit facility is $1.0 billion. The initial maturity date is October 24, 2025, or such later date which may be extended pursuant to two six-month extension options exercisable by us in our discretion upon advance written notice. Exercise of each six-month option is subject to the following conditions: (i) absence of a default immediately before the extension and immediately after giving effect to the extension, (ii) accuracy of representations and warranties as of the extension date (both immediately before and after the extension), as if made on the extension date, and (iii) payment of a fee. Neither extension option is subject to lender consent, assuming proper notice and satisfaction of the conditions. We are required to pay a

facility fee on the aggregate commitment amount (currently $1.0 billion) at a rate per annum of 0.1% to 0.3%, depending on our debt rating, as defined in the credit agreement. The facility fee is due and payable quarterly.

(5)   Subsequent to December 31, 2022, on January 5, 2023, the Series F Unsecured Notes were repaid in full. See below for additional details.

(6)   The weighted average interest rate was calculated using the fixed interest rate swapped on the notional amount of $1,025.0 million of debt, and is not adjusted to include the amortization of deferred financing fees or debt issuance costs incurred in obtaining debt or any unamortized fair market value premiums or discounts.

On October 3, 2022, we achieved a 2022 public disclosure assessment score of "A" from the Global Real Estate Sustainability Benchmark (GRESB). The improved score triggered a sustainability-related interest rate adjustment for our unsecured credit facility and the Unsecured Term Loan A, the Unsecured Term Loan F, and the Unsecured Term Loan G. The 0.02% interest rate reduction for each instrument became effective on October 17, 2022 and will end on June 29, 2024, in accordance with the respective loan agreements.

The following table summarizes our debt capital structure as of December 31, 2022.

Debt Capital Structure	December 31, 2022
Total principal outstanding (in thousands)	$ 2,508,040
Weighted average duration (years)	5.2
% Secured debt	0.3 %
% Debt maturing next 12 months	4.1 %
Net Debt to Real Estate Cost Basis[1]	36.0 %

(1)   "Net Debt" means amounts outstanding under our unsecured credit facility, unsecured term loans, unsecured notes, and mortgage notes, less cash and cash equivalents. "Real Estate Cost Basis" means the book value of rental property and deferred leasing intangibles, exclusive of the related accumulated depreciation and amortization.

We regularly pursue new financing opportunities to ensure an appropriate balance sheet position. As a result of these dedicated efforts, we are confident in our ability to meet future debt maturities and fund acquisitions. We believe that our current balance sheet is in an adequate position at the date of this filing, despite possible volatility in the credit markets.

Our interest rate exposure on our floating rate debt is managed through the use of interest rate swaps, which fix the rate of our long term floating rate debt. For a detailed discussion on our use of interest rate swaps, see "Interest Rate Risk" below.

Unsecured Credit Facility

On July 26, 2022, we entered into an amended and restated credit agreement for our unsecured credit facility (the "July 2022 Credit Agreement"), which provided for an increase in the aggregate commitments available for borrowing under our unsecured credit facility from $750.0 million to up to $1.0 billion. The July 2022 Credit Agreement also provided for the replacement of one-month LIBOR for one-month Term SOFR, plus a 0.10% adjustment. Other than the increase in the borrowing commitments and the interest rate provisions described above, the material terms of our unsecured credit facility remain unchanged.

The aggregate undrawn nominal commitments on our unsecured credit facility as of December 31, 2022 was approximately $821.4 million, including issued letters of credit. Our actual borrowing capacity at any given point in time may be less and is restricted to a maximum amount based on our debt covenant compliance.

Unsecured Term Loans

On September 1, 2022, we entered into separate amended and restated term loan agreements for the Unsecured Term Loan A, the Unsecured Term Loan F, and the Unsecured Term Loan G (the "Amended and Restated Unsecured Term Loans"), to provide that borrowings under the Amended and Restated Unsecured Term Loans bear a current annual interest rate of one-month Term SOFR, plus an adjustment of 0.10% and a spread of 0.85%, based on our debt rating and leverage ratio (as defined in the applicable loan agreement). Other than the interest rate provisions described above, the material terms of the Amended and Restated Unsecured Term Loans, including the maturity dates, remain unchanged.

On July 26, 2022, we entered into (i) a term loan agreement with Wells Fargo Bank, National Association and the other lenders party thereto, providing for a new senior unsecured term loan in the original principal amount of $187.5 million ("Unsecured Term Loan H"), and (ii) a term loan agreement with Bank of America, N.A. and the other lenders party thereto, providing for a new senior unsecured term loan in the original principal amount of $187.5 million ("Unsecured Term Loan I"). Each of the Unsecured Term Loan H and the Unsecured Term Loan I bears a current annual interest rate of one-month Term SOFR, plus a 0.10% adjustment and a spread of 0.85% based on our debt rating and leverage ratio (as defined in the applicable loan agreement), and matures on January 25, 2028. We used a portion of the borrowings under the new unsecured term loans to repay in full the $150.0 million Unsecured Term Loan D and the $175.0 million Unsecured Term Loan E.

Unsecured Notes

Subsequent to December 31, 2022, on January 5, 2023, we redeemed in full at maturity the $100.0 million in aggregate principal amount of the Series F Unsecured Notes with a fixed interest rate of 3.98%.

On April 28, 2022, we entered into a note purchase agreement (the "April 2022 NPA") for the private placement by our Operating Partnership of $400.0 million senior unsecured notes (the "Series K Unsecured Notes") maturing June 28, 2032, with a fixed annual interest rate of 4.12%. The April 2022 NPA contains a number of financial covenants substantially similar to the financial covenants contained in our unsecured credit facility and other unsecured notes, plus a financial covenant that requires us to maintain a minimum interest coverage ratio of not less than 1.50:1.00. Our Operating Partnership issued the Series K Unsecured Notes on June 28, 2022. The Company and certain wholly owned subsidiaries of our Operating Partnership are guarantors of the Series K Unsecured Notes.

Mortgage Notes

On September 1, 2022, we repaid in full the mortgage note associated with the Wells Fargo Bank, National Association CMBS Loan.

Unsecured Indebtedness – Financial Covenants and Other Terms

The unsecured credit facility provides for a facility fee payable by us to the lenders at a rate per annum of 0.1% to 0.3%, depending on our debt rating, as defined in the credit agreement, of the aggregate commitments (currently $1.0 billion). The facility fee is due and payable quarterly.

Financial Covenants: Our ability to borrow, maintain borrowings and avoid default under our unsecured credit facility, unsecured term loans, and unsecured notes is subject to our ongoing compliance with a number of financial covenants, including:

- a maximum consolidated leverage ratio of not greater than 0.60:1.00;
- a maximum secured leverage ratio of not greater than 0.40:1.00;
- a maximum unencumbered leverage ratio of not greater than 0.60:1.00;
- a minimum fixed charge ratio of not less than or equal to 1.50:1.00;
- a minimum unsecured interest coverage ratio of not less than or equal to 1.75:1.00; and
- with respect to our unsecured notes, a minimum interest coverage ratio of not less than 1.50:1.00.

As of December 31, 2022, we were in compliance with the applicable financial covenants.

Pursuant to the terms of our unsecured debt agreements, we may not pay distributions that exceed the minimum amount required for us to qualify and maintain our status as a REIT if a default or event of default occurs and is continuing.

Pursuant to the terms of our unsecured loan agreements, if a default or event of default occurs and is continuing, we may not pay distributions that exceed the minimum amount required for us to qualify and maintain our status as a REIT.

Events of Default: Our unsecured credit facility and unsecured term loans contain customary events of default, including, but not limited to, non-payment of principal, interest, fees or other amounts, defaults in the compliance with the financial and other covenants contained in the applicable loan agreement, cross-defaults to other material debt, and bankruptcy or other insolvency events.

Borrower and Guarantors: Our Operating Partnership is the borrower under our unsecured credit facility and unsecured term loans and the issuer of the unsecured notes. The Company and certain of its subsidiaries guarantee the obligations under our unsecured loan agreements.

Supplemental Guarantor Information

We have filed a registration statement with the SEC allowing us to offer, from time to time, an indefinite amount of equity and debt securities on an as-needed basis, including debt securities of our Operating Partnership that are guaranteed by the

Company. Any such guarantees issued by the Company will be full, irrevocable, unconditional, and absolute joint and several guarantees to the holders of each series of such outstanding guaranteed debt securities. Pursuant to Rule 3-10 of Regulation S-X, subsidiary issuers of obligations guaranteed by the parent are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company's consolidated financial statements, the parent guarantee is "full and unconditional" and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. Accordingly, we have not presented separate consolidated financial statements of our Operating Partnership. Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, we have not presented summarized financial information for our Operating Partnership because the assets, liabilities, and results of operations of our Operating Partnership are not materially different than the corresponding amounts in the Company's consolidated financial statements, and we believe the inclusion of such summarized financial information would be repetitive and would not provide incremental value to investors.

Equity

Preferred Stock

We are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Common Stock

We are authorized to issue up to 300,000,000 shares of common stock, par value $0.01 per share.

The following table summarizes our ATM common stock offering program as of December 31, 2022. Pursuant to the equity distribution agreements for our ATM common stock offering program, we may from time to time sell common stock through sales agents and their affiliates, including shares sold on a forward basis under forward sale agreements. There was no activity under the ATM common stock offering program during the three months ended December 31, 2022.

ATM Common Stock Offering Program	Date	Maximum Aggregate Offering Price (in thousands)	Aggregate Common Stock Available as of December 31, 2022 (in thousands)
2022 $750 million ATM	February 17, 2022	$ 750,000	$ 750,000

In connection with our underwritten public offering that closed in November 2021, on December 3, 2021, we executed a forward sale agreement for the sale of an additional 1,200,000 shares of common stock on a forward basis at a price of $41.87 per share. We did not initially receive any proceeds from the sale of shares on a forward basis. On March 29, 2022, we physically settled in full the forward sales agreement by issuing 1,200,000 shares of common stock for net proceeds of approximately $49.7 million, or $41.39 per share.

Noncontrolling Interests

We own all of our properties and conduct substantially all of our business through our Operating Partnership. We are the sole member of the sole general partner of our Operating Partnership. As of December 31, 2022, we owned approximately 97.9% of the common units in our Operating Partnership, and our current and former executive officers, directors, senior employees and their affiliates, and third parties that contributed properties to us in exchange for common units owned the remaining 2.1%.

Interest Rate Risk

We use interest rate swaps to fix the rate of our variable rate debt. As of December 31, 2022, all of our outstanding variable rate debt, with the exception of our unsecured credit facility, was fixed with interest rate swaps through maturity.

We recognize all derivatives on the balance sheet at fair value. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss), which is a component of equity. Derivatives that are not designated as hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense.

We have established criteria for suitable counterparties in relation to various specific types of risk. We only use counterparties that have a credit rating of no lower than investment grade at swap inception from Moody's Investor Services, Standard & Poor's, Fitch Ratings, or other nationally recognized rating agencies.

The following table summarizes our outstanding interest rate swaps as of December 31, 2022.

Interest Rate Derivative Counterparty	Trade Date	Effective Date	Amount (in thousands)	Fair Value (in thousands)	Pay Fixed Interest Rate	Receive Variable Interest Rate	Maturity Date
The Toronto-Dominion Bank	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8830 %	One-month Term SOFR	Jan-04-2023
Royal Bank of Canada	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8980 %	One-month Term SOFR	Jan-04-2023
Wells Fargo Bank, N.A.	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8750 %	One-month Term SOFR	Jan-04-2023
PNC Bank, N.A.	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8860 %	One-month Term SOFR	Jan-04-2023
PNC Bank, N.A.	Jul-20-2017	Jul-28-2022	$ 50,000	$ 10	1.8850 %	One-month Term SOFR	Jan-04-2023
The Toronto-Dominion Bank	Apr-20-2020	Aug-10-2022	$ 75,000	$ 981	0.2660 %	One-month Term SOFR	Apr-18-2023
Wells Fargo Bank, N.A.	Apr-20-2020	Aug-10-2022	$ 75,000	$ 984	0.2520 %	One-month Term SOFR	Apr-18-2023
The Toronto-Dominion Bank	Apr-20-2020	Aug-10-2022	$ 75,000	$ 981	0.2660 %	One-month Term SOFR	Apr-18-2023
Wells Fargo Bank, N.A.	Apr-20-2020	Aug-10-2022	$ 75,000	$ 984	0.2520 %	One-month Term SOFR	Apr-18-2023
Bank of Montreal	Jul-24-2018	Jul-26-2022	$ 50,000	$ 999	2.9160 %	One-month Term SOFR	Jan-12-2024
The Toronto-Dominion Bank	Jul-24-2018	Jul-26-2022	$ 50,000	$ 1,003	2.9080 %	One-month Term SOFR	Jan-12-2024
PNC Bank, N.A.	Jul-24-2018	Jul-26-2022	$ 50,000	$ 997	2.9190 %	One-month Term SOFR	Jan-12-2024
U.S. Bank, N.A.	Jul-24-2018	Jul-26-2022	$ 25,000	$ 500	2.9120 %	One-month Term SOFR	Jan-12-2024
Wells Fargo Bank, N.A.	May-02-2019	Aug-15-2022	$ 50,000	$ 2,179	2.2360 %	One-month Term SOFR	Jan-15-2025
U.S. Bank, N.A.	May-02-2019	Aug-15-2022	$ 50,000	$ 2,182	2.2380 %	One-month Term SOFR	Jan-15-2025
Regions Bank	May-02-2019	Aug-15-2022	$ 50,000	$ 2,177	2.2389 %	One-month Term SOFR	Jan-15-2025
Bank of Montreal	Jul-16-2019	Aug-15-2022	$ 50,000	$ 2,700	1.7100 %	One-month Term SOFR	Jan-15-2025
U.S. Bank, N.A.	Feb-17-2021	Apr-18-2023	$ 150,000	$ 12,024	0.9520 %	One-month Term SOFR	Feb-5-2026
Wells Fargo Bank, N.A.	Feb-17-2021	Apr-18-2023	$ 75,000	$ 6,003	0.9460 %	One-month Term SOFR	Feb-5-2026
The Toronto-Dominion Bank	Feb-17-2021	Apr-18-2023	$ 75,000	$ 6,050	0.9355 %	One-month Term SOFR	Feb-5-2026
Regions Bank	Oct-26-2021	Aug-01-2022	$ 50,000	$ 4,953	1.3090 %	One-month Term SOFR	Mar-15-2027
Bank of Montreal	Oct-26-2021	Aug-01-2022	$ 50,000	$ 4,976	1.3090 %	One-month Term SOFR	Mar-15-2027
PNC Bank, N.A.	Oct-26-2021	Aug-01-2022	$ 50,000	$ 4,952	1.3150 %	One-month Term SOFR	Mar-15-2027
PNC Bank, N.A.	Jul-27-2022	Jan-04-2023	$ 50,000	$ 2,623	2.6420 %	One-month Term SOFR	Jan-25-2028
The Toronto-Dominion Bank	Jul-27-2022	Jan-04-2023	$ 50,000	$ 2,614	2.6530 %	One-month Term SOFR	Jan-25-2028
Regions Bank	Jul-27-2022	Jan-04-2023	$ 50,000	$ 2,583	2.6550 %	One-month Term SOFR	Jan-25-2028
U.S. Bank, N.A.	Jul-27-2022	Jan-12-2024	$ 75,000	$ 2,668	2.4865 %	One-month Term SOFR	Jan-25-2028
The Toronto-Dominion Bank	Jul-27-2022	Jan-12-2024	$ 50,000	$ 1,778	2.4910 %	One-month Term SOFR	Jan-25-2028
Wells Fargo Bank, N.A.	Jul-27-2022	Jan-12-2024	$ 50,000	$ 1,756	2.4930 %	One-month Term SOFR	Jan-25-2028
PNC Bank, N.A.	Jul-27-2022	Jul-27-2022	$ 50,000	$ 2,546	2.6790 %	One-month Term SOFR	Jan-25-2028

The swaps outlined in the above table were all designated as cash flow hedges of interest rate risk, and all are valued as Level 2 financial instruments. Level 2 financial instruments are defined as significant other observable inputs. As of December 31, 2022, the fair value of all 30 of our interest rate swaps were in an asset position of approximately $72.2 million, including any adjustment for nonperformance risk related to these agreements.

As of December 31, 2022, we had $1.2 billion of variable rate debt. As of December 31, 2022, all of our outstanding variable rate debt, with the exception of our unsecured credit facility, was fixed with interest rate swaps through maturity. To the extent interest rates increase, interest costs on our floating rate debt not fixed with interest rate swaps will increase, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our security holders. From time to time, we may enter into interest rate swap agreements and other interest rate hedging contracts, including swaps, caps and floors. In addition, an increase in interest rates could decrease the amounts third parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions.

Off-balance Sheet Arrangements

As of December 31, 2022, we had letters of credit related to development projects and certain other agreements of approximately $3.6 million. As of December 31, 2022, we had no other material off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The primary market risk we are exposed to is interest rate risk. We have used derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, primarily through interest rate swaps.

As of December 31, 2022, we had $1.2 billion of variable rate debt outstanding. As of December 31, 2022, all of our outstanding variable rate debt, with the exception of our unsecured credit facility which had a balance of $175.0 million, was fixed with interest rate swaps through maturity. To the extent we undertake additional variable rate indebtedness, if interest rates increase, then so will the interest costs on our unhedged variable rate debt, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our security holders. Further, rising interest rates could limit our ability to refinance existing debt when it matures or significantly increase our future interest expense. From time to time, we enter into interest rate swap agreements and other interest rate hedging contracts, including swaps, caps and floors. While these agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under GAAP. In addition, an increase in interest rates could decrease the amounts third parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, an increase in interest rates could decrease the amounts third parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions. If interest rates increased by 100 basis points and assuming we had an outstanding balance of $175.0 million on our unsecured credit facility for the year ended December 31, 2022, our interest expense would have increased by approximately $1.8 million for the year ended December 31, 2022.

Item 8. Financial Statements and Supplementary Data

The required response under this Item 8, "Financial Statements and Supplementary Data" is submitted in a separate section of this report. See Index to Consolidated Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by SEC Rule 13a-15(b), we have evaluated, under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures for the periods covered by this report were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on page F-2 of this report.

Changes in Internal Controls

There was no change to our internal control over financial reporting during the fourth quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

As of the quarter ended December 31, 2022, all items required to be disclosed in a Current Report on Form 8-K were reported under Form 8-K.

Entry Into a Material Definitive Agreement

Second Amended and Restated Agreement of Limited Partnership

On February 15, 2023, we entered into the Second Amended and Restated Agreement of Limited Partnership of our Operating Partnership, dated as of February 15, 2023 (the "Amended Operating Partnership Agreement"), which, among other things, (i) clarifies certain provisions related to the LTIP units in our Operating Partnership, and (ii) added partnership representative provisions. The foregoing description of the Amended Operating Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Operating Partnership Agreement, a copy of which has been filed as Exhibit 10.1 to this report and is incorporated in this Item 9B, "Other Information" by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

**PART III.**

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be included in the Proxy Statement to be filed relating to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be included in the Proxy Statement to be filed relating to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included in the Proxy Statement to be filed relating to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included in the Proxy Statement to be filed relating to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be included in the Proxy Statement to be filed relating to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

1. Consolidated Financial Statements

The financial statements listed in the accompanying Index to Consolidated Financial Statements on page F-1 are filed as a part of this report.

2. Financial Statement Schedules

The financial statement schedules required by this Item are filed with this report and listed in the accompanying Index to Consolidated Financial Statements on page F-1. All other financial statement schedules are not applicable.

3. Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Description of Document
3.1	Articles of Amendment and Restatement (including all articles of amendment and articles supplementary) (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on July 30, 2019)
3.2	Third Amended and Restated Bylaws (incorporated by reference to the Current Report on Form 8-K filed with the SEC on May 1, 2018)
4.1	Form of Common Stock Certificate (incorporated by reference to the Registration Statement on Form S-11/A (File No. 333-168368) filed with the SEC on September 24, 2010.)
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to the Annual Report on Form 10-K filed with the SEC on February 16, 2022)
10.1	Second Amended and Restated Agreement of Limited Partnership, dated as of February 15, 2023
10.2	STAG Industrial, Inc. 2011 Equity Incentive Plan, effective April 1, 2011 (incorporated by reference to the Registration Statement on Form S-11/A (File No. 333-168368) filed with the SEC on April 5, 2011)*
10.3	Amendment to the 2011 Equity Incentive Plan, dated as of May 6, 2013 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on May 6, 2013)*
10.4	Second Amendment to the 2011 Equity Incentive Plan, dated as of February 20, 2015 (incorporated by reference to the Annual Report on Form 10-K filed with the SEC on February 23, 2015)*
10.5	Amended and Restated STAG Industrial, Inc. 2011 Equity Incentive Plan, effective April 30, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on May 1, 2018)*
10.6	Form of LTIP Unit Agreement (incorporated by reference to the Registration Statement on Form S-11/A (File No. 333-168368) filed with the SEC on April 5, 2011)*
10.7	Form of Performance Award Agreement (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on May 3, 2016)*
10.8	STAG Industrial Inc. Employee Retirement Vesting Program, effective January 7, 2021 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on January 13, 2021)*
10.9	Amended and Restated Executive Employment Agreement with Benjamin S. Butcher, effective as of July 1, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 6, 2022)*
10.10	Amended and Restated Executive Employment Agreement with William R. Crooker, effective as of July 1, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 6, 2022)*
10.11	Executive Employment Agreement with Matts S. Pinard, dated January 10, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on January 12, 2022)*
10.12	Executive Employment Agreement with Jeffrey M. Sullivan, dated October 27, 2014 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on October 31, 2014)*
10.13	Amended and Restated Executive Employment Agreement with Michael C. Chase, effective as of July 1, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 6, 2022)*
10.14	Form of Indemnification Agreement (incorporated by reference to the Registration Statement on Form S-11/A (File No. 333-168368) filed with the SEC on February 16, 2011)*

Exhibit Number	Description of Document
10.15	Registration Rights Agreement, dated April 20, 2011 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 21, 2011)
10.16	**Unsecured Credit Facility:** Amended and Restated Credit Agreement, dated as of July 26, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 29, 2022)
10.17	**Unsecured Term Loan A:** Third Amended and Restated Term Loan Agreement, dated as of September 1, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on September 8, 2022)
10.18	**Unsecured Term Loan F:** Amended and Restated Term Loan Agreement, dated as of September 1, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on September 8, 2022)
10.19	**Unsecured Term Loan G:** Amended and Restated Term Loan Agreement, dated as of September 1, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on September 8, 2022)
10.20	**Unsecured Term Loan H:** Term Loan Agreement, dated as of July 26, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 29, 2022)
10.21	**Unsecured Term Loan I:** Term Loan Agreement, dated as of July 26, 2022 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 29, 2022)
10.22	**Series A Unsecured Notes, Series B Unsecured Notes:** Note Purchase Agreement, dated as of April 16, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 22, 2014)
10.23	**Series A Unsecured Notes, Series B Unsecured Notes:** First Amendment to Note Purchase Agreement, dated as of December 18, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on December 19, 2014)
10.24	**Series A Unsecured Notes, Series B Unsecured Notes:** Second Amendment to Note Purchase Agreement, dated as of December 1, 2015 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on December 4, 2015)
10.25	**Series A Unsecured Notes, Series B Unsecured Notes:** Third Amendment to Note Purchase Agreement, dated as of April 10, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 13, 2018)
10.26	**Series C Unsecured Notes, Series D Unsecured Notes, Series E Unsecured Notes:** Note Purchase Agreement, dated as of December 18, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on December 19, 2014)
10.27	**Series C Unsecured Notes, Series D Unsecured Notes, Series E Unsecured Notes:** First Amendment to Note Purchase Agreement, dated as of December 1, 2015 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on December 4, 2015)
10.28	**Series C Unsecured Notes, Series D Unsecured Notes, Series E Unsecured Notes:** Second Amendment to Note Purchase Agreement, dated as of April 10, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 13, 2018)
10.29	**Series F Unsecured Notes:** Note Purchase Agreement, dated as of December 1, 2015 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on December 4, 2015)
10.30	**Series F Unsecured Notes:** First Amendment to Note Purchase Agreement, dated as of April 10, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 13, 2018)
10.31	**Series G Unsecured Notes, Series H Unsecured Notes:** Note Purchase Agreement, dated as of April 10, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 13, 2018)
10.32	**Series I Unsecured Notes, Series J Unsecured Notes:** Note Purchase Agreement, dated as of July 8, 2021 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on October 28, 2021)
10.33	**Series K Unsecured Notes:** Note Purchase Agreement, dated as of April 28, 2022 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022)
21.1	Subsidiaries of STAG Industrial, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
101	The following materials from STAG Industrial, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (vi) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, and (vi) related notes to these consolidated financial statements.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

*   Represents management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAG INDUSTRIAL, INC.

Dated: February 15, 2023

	/s/ William R. Crooker
By:	William R. Crooker
	President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of STAG Industrial, Inc., hereby severally constitute William R. Crooker and Matts S. Pinard, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable STAG Industrial, Inc. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

Date	Signature	Title
February 15, 2023	/s/ William R. Crooker William R. Crooker	President and Chief Executive Officer (principal executive officer)
February 15, 2023	/s/ Benjamin S. Butcher Benjamin S. Butcher	Executive Chair
February 15, 2023	/s/ Jit Kee Chin Jit Kee Chin	Director
February 15, 2023	/s/ Virgis W. Colbert Virgis W. Colbert	Director
February 15, 2023	/s/ Michelle S. Dilley Michelle S. Dilley	Director
February 15, 2023	/s/ Jeffrey D. Furber Jeffrey D. Furber	Director
February 15, 2023	/s/ Larry T. Guillemette Larry T. Guillemette	Director
February 15, 2023	/s/ Francis X. Jacoby III Francis X. Jacoby III	Director
February 15, 2023	/s/ Christopher P. Marr Christopher P. Marr	Director
February 15, 2023	/s/ Hans S. Weger Hans S. Weger	Director
February 15, 2023	/s/ Matts S. Pinard Matts S. Pinard	Chief Financial Officer, Executive Vice President and Treasurer (principal financial officer)
February 15, 2023	/s/ Jaclyn M. Paul Jaclyn M. Paul	Chief Accounting Officer (principal accounting officer)

(This page has been left blank intentionally.)

STAG INDUSTRIAL, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of STAG Industrial, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of STAG Industrial, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Accounting

As described in Notes 2 and 3 to the consolidated financial statements, during 2022, the Company completed 26 property acquisitions for consideration of approximately $472.6 million, of which approximately $39.3 million of land, $382.4 million of buildings and improvements, $49.2 million of net leasing intangibles, and $1.7 million of net other assets and liabilities were recorded. Management allocates the purchase price of properties based upon the fair value of the assets acquired and liabilities assumed, which generally consist of land, buildings, tenant improvements, mortgage debt assumed, and deferred leasing intangibles, which includes in-place leases, above market and below market leases, and tenant relationships. The process for determining the allocation to these components requires estimates and assumptions, including rental rates, discount rates, exit capitalization rates, and land value per square foot.

The principal considerations for our determination that performing procedures relating to purchase price accounting is a critical audit matter are (i) there was significant judgment by management when developing the fair value measurement of the tangible and intangible assets acquired and liabilities assumed, which resulted in a high degree of auditor judgment and subjectivity in performing procedures relating to these estimates, (ii) significant audit effort was necessary in evaluating the significant assumptions, including rental rates, discount rates, exit capitalization rates, and land value per square foot, (iii) significant auditor judgment was necessary in evaluating audit evidence, and (iv) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to purchase price accounting, including controls over the allocation of the purchase price to the assets acquired and liabilities assumed. These procedures also included, among others, testing management's process for estimating the fair value of assets acquired and liabilities assumed by (i) reading the purchase agreements and (ii) evaluating the appropriateness of methods and, for a sample of acquisitions, the reasonableness of significant assumptions used by management in developing the fair value measurement including rental rates, discount rates, exit capitalization rates, and land value per square foot. Evaluating these assumptions involved evaluating whether the assumptions used were reasonable considering past performance of the tangible and intangible assets acquired and liabilities assumed, consistency with external market and industry data, and considering whether the assumptions were consistent with evidence obtained in other areas of the audit. Procedures were also performed to test the completeness and accuracy of data provided by management. For certain acquisitions, professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management's methods and evaluating the reasonableness of the assumptions related to the rental rates, discount rates, exit capitalization rates, and land value per square foot.

/s/PricewaterhouseCoopers LLP
Boston, Massachusetts
February 15, 2023

We have served as the Company's or its predecessor's auditor since 2009.

STAG Industrial, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2022	December 31, 2021
Assets		
Rental Property:		
Land	$ 647,098	$ 617,297
Buildings and improvements, net of accumulated depreciation of $763,128 and $611,867, respectively	4,706,745	4,435,743
Deferred leasing intangibles, net of accumulated amortization of $328,848 and $282,038, respectively	508,935	567,658
Total rental property, net	5,862,778	5,620,698
Cash and cash equivalents	25,884	18,981
Restricted cash	905	4,215
Tenant accounts receivable	115,509	93,600
Prepaid expenses and other assets	71,733	60,953
Interest rate swaps	72,223	5,220
Operating lease right-of-use assets	31,313	29,582
Assets held for sale, net	4,643	—
Total assets	**$ 6,184,988**	**$ 5,833,249**
Liabilities and Equity		
Liabilities:		
Unsecured credit facility	$ 175,000	$ 296,000
Unsecured term loans, net	1,020,440	970,577
Unsecured notes, net	1,295,442	896,941
Mortgage notes, net	7,898	54,744
Accounts payable, accrued expenses and other liabilities	97,371	76,475
Interest rate swaps	—	17,052
Tenant prepaid rent and security deposits	40,847	37,138
Dividends and distributions payable	22,282	21,906
Deferred leasing intangibles, net of accumulated amortization of $24,593 and $21,136, respectively	32,427	35,721
Operating lease liabilities	35,100	33,108
Total liabilities	**2,726,807**	**2,439,662**
Commitments and contingencies (Note 11)		
Equity:		
Preferred stock, par value $0.01 per share, 20,000,000 shares authorized at December 31, 2022 and December 31, 2021; none issued or outstanding	—	—
Common stock, par value $0.01 per share, 300,000,000 shares authorized at December 31, 2022 and December 31, 2021, 179,248,980 and 177,769,342 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	1,792	1,777
Additional paid-in capital	4,188,677	4,130,038
Cumulative dividends in excess of earnings	(876,145)	(792,332)
Accumulated other comprehensive income (loss)	70,500	(11,783)
Total stockholders' equity	3,384,824	3,327,700
Noncontrolling interest	73,357	65,887
Total equity	**3,458,181**	**3,393,587**
Total liabilities and equity	**$ 6,184,988**	**$ 5,833,249**

The accompanying notes are an integral part of these consolidated financial statements.

STAG Industrial, Inc.
Consolidated Statements of Operations
(in thousands, except share data)

		Year ended December 31,				
		2022		**2021**		**2020**
Revenue						
Rental income	$	654,377	$	559,432	$	482,825
Other income		2,968		2,727		586
Total revenue		657,345		562,159		483,411
Expenses						
Property		125,701		107,986		89,359
General and administrative		46,958		48,629		40,072
Depreciation and amortization		275,040		238,699		214,738
Loss on impairments		1,783		—		5,577
Other expenses		4,363		2,878		2,029
Total expenses		453,845		398,192		351,775
Other income (expense)						
Interest and other income		103		121		446
Interest expense		(78,018)		(63,484)		(62,343)
Debt extinguishment and modification expenses		(838)		(2,152)		(834)
Gain on involuntary conversion		—		—		2,157
Gain on the sales of rental property, net		57,487		97,980		135,733
Total other income (expense)		(21,266)		32,465		75,159
Net income	$	**182,234**	$	**196,432**	$	**206,795**
Less: income attributable to noncontrolling interest after preferred stock dividends		3,908		4,098		4,648
Net income attributable to STAG Industrial, Inc.	$	**178,326**	$	**192,334**	$	**202,147**
Less: preferred stock dividends		—		1,289		5,156
Less: redemption of preferred stock		—		2,582		—
Less: amount allocated to participating securities		237		288		271
Net income attributable to common stockholders	$	**178,089**	$	**188,175**	$	**196,720**
Weighted average common shares outstanding — basic		178,753		163,442		148,791
Weighted average common shares outstanding — diluted		178,940		164,090		149,215
Net income per share — basic and diluted						
Net income per share attributable to common stockholders — basic	$	1.00	$	1.15	$	1.32
Net income per share attributable to common stockholders — diluted	$	1.00	$	1.15	$	1.32

The accompanying notes are an integral part of these consolidated financial statements.

STAG Industrial, Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year ended December 31,		
	2022	2021	2020
Net income	**$ 182,234**	**$ 196,432**	**$ 206,795**
Other comprehensive income (loss):			
Income (loss) on interest rate swaps	84,086	28,856	(22,109)
Other comprehensive income (loss)	84,086	28,856	(22,109)
Comprehensive income	**266,320**	**225,288**	**184,686**
Income attributable to noncontrolling interest after preferred stock dividends	(3,908)	(4,098)	(4,648)
Other comprehensive (income) loss attributable to noncontrolling interest	(1,803)	(614)	510
Comprehensive income attributable to STAG Industrial, Inc.	**$ 260,609**	**$ 220,576**	**$ 180,548**

The accompanying notes are an integral part of these consolidated financial statements.

STAG Industrial, Inc.
Consolidated Statements of Equity
(in thousands, except share data)

	Preferred Stock	Common Stock Shares	Par Amount	Additional Paid-in Capital	Cumulative Dividends in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interest - Unit Holders in Operating Partnership	Total Equity
Balance, December 31, 2019	$ 75,000	142,815,593	$1,428	$ 2,970,553	$(723,027)	$ (18,426)	$ 2,305,528	$ 58,363	$ 2,363,891
Proceeds from sales of common stock, net	—	14,580,577	146	438,338	—	—	438,484	—	438,484
Dividends and distributions, net ($1.44 per share/unit)	—	—	—	—	(220,801)	—	(220,801)	(5,395)	(226,196)
Non-cash compensation activity, net	—	83,233	1	5,019	(390)	—	4,630	5,557	10,187
Redemption of common units to common stock	—	730,420	7	11,540	—	—	11,547	(11,547)	—
Rebalancing of noncontrolling interest	—	—	—	(3,729)	—	—	(3,729)	3,729	—
Other comprehensive loss	—	—	—	—	—	(21,599)	(21,599)	(510)	(22,109)
Net income	—	—	—	—	202,147	—	202,147	4,648	206,795
Balance, December 31, 2020	$ 75,000	158,209,823	$1,582	$ 3,421,721	$(742,071)	$ (40,025)	$ 2,716,207	$ 54,845	$ 2,771,052
Proceeds from sales of common stock, net	—	19,238,685	192	706,680	—	—	706,872	—	706,872
Redemption of preferred stock	(75,000)	—	—	2,573	(2,582)	—	(75,009)	—	(75,009)
Dividends and distributions, net ($1.45 per share/unit)	—	—	—	—	(239,859)	—	(239,859)	(8,293)	(248,152)
Non-cash compensation activity, net	—	149,516	1	3,024	(154)	—	2,871	10,665	13,536
Redemption of common units to common stock	—	171,318	2	2,852	—	—	2,854	(2,854)	—
Rebalancing of noncontrolling interest	—	—	—	(6,812)	—	—	(6,812)	6,812	—
Other comprehensive income	—	—	—	—	—	28,242	28,242	614	28,856
Net income	—	—	—	—	192,334	—	192,334	4,098	196,432
Balance, December 31, 2021	$ —	177,769,342	$1,777	$ 4,130,038	$(792,332)	$ (11,783)	$ 3,327,700	$ 65,887	$ 3,393,587
Proceeds from sales of common stock, net	—	1,328,335	13	54,931	—	—	54,944	—	54,944
Dividends and distributions, net ($1.46 per share/unit)	—	—	—	—	(261,359)	—	(261,359)	(5,832)	(267,191)
Non-cash compensation activity, net	—	52,809	1	2,832	(780)	—	2,053	8,468	10,521
Redemption of common units to common stock	—	98,494	1	1,856	—	—	1,857	(1,857)	—
Rebalancing of noncontrolling interest	—	—	—	(980)	—	—	(980)	980	—
Other comprehensive income	—	—	—	—	—	82,283	82,283	1,803	84,086
Net income	—	—	—	—	178,326	—	178,326	3,908	182,234
Balance, December 31, 2022	$ —	179,248,980	$1,792	$ 4,188,677	$(876,145)	$ 70,500	$ 3,384,824	$ 73,357	$ 3,458,181

The accompanying notes are an integral part of these consolidated financial statements.

STAG Industrial, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 182,234	$ 196,432	$ 206,795
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	275,040	238,699	214,738
Loss on impairments	1,783	—	5,577
Gain on involuntary conversion	—	—	(2,157)
Non-cash portion of interest expense	3,747	2,931	2,922
Amortization of above and below market leases, net	(352)	2,051	4,341
Straight-line rent adjustments, net	(17,610)	(17,516)	(12,074)
Debt extinguishment and modification expenses	21	249	834
Gain on the sales of rental property, net	(57,487)	(97,980)	(135,733)
Non-cash compensation expense	12,068	14,955	11,681
Change in assets and liabilities:			
Tenant accounts receivable	(6,438)	(36)	(4,482)
Prepaid expenses and other assets	(21,870)	(18,664)	(11,528)
Accounts payable, accrued expenses and other liabilities	13,531	6,763	7,157
Tenant prepaid rent and security deposits	3,264	8,270	5,851
Total adjustments	205,697	139,722	87,127
Net cash provided by operating activities	**387,931**	**336,154**	**293,922**
Cash flows from investing activities:			
Acquisitions of land and buildings and improvements	(421,784)	(1,211,023)	(661,961)
Additions of land and buildings and improvements	(111,653)	(39,503)	(55,741)
Acquisitions of other assets	(2,134)	(1,004)	(450)
Acquisitions of operating lease right-of-use assets	(3,541)	(5,627)	(3,984)
Proceeds from sales of rental property, net	135,348	187,972	273,560
Proceeds from involuntary conversion	—	—	782
Acquisitions of tenant prepaid rent	445	1,024	—
Acquisition deposits, net	1,428	(3,131)	27
Acquisitions of deferred leasing intangibles	(49,174)	(154,755)	(110,840)
Acquisitions of operating lease liabilities	3,541	5,627	3,984
Net cash used in investing activities	**(447,524)**	**(1,220,420)**	**(554,623)**
Cash flows from financing activities:			
Proceeds from unsecured credit facility	1,288,000	2,665,000	914,000
Repayment of unsecured credit facility	(1,409,000)	(2,476,000)	(953,000)
Proceeds from unsecured term loans	375,000	1,125,000	400,000
Repayment of unsecured term loans	(325,000)	(1,125,000)	(300,000)
Proceeds from unsecured notes	400,000	325,000	—
Repayment of mortgage notes	(46,943)	(2,225)	(2,983)
Redemption of preferred stock	—	(75,000)	—
Payment of loan fees and costs	(5,211)	(9,579)	(1,129)
Payment of defeasance fees and other costs	—	—	(425)
Dividends and distributions	(266,817)	(245,722)	(224,283)
Proceeds from sales of common stock, net	54,753	706,991	438,499
Repurchase and retirement of share-based compensation	(1,596)	(1,342)	(1,503)
Net cash provided by financing activities	**63,186**	**887,123**	**269,176**
Increase in cash and cash equivalents and restricted cash	3,593	2,857	8,475
Cash and cash equivalents and restricted cash—beginning of period	23,196	20,339	11,864
Cash and cash equivalents and restricted cash—end of period	**$ 26,789**	**$ 23,196**	**$ 20,339**
Supplemental disclosure:			
Cash paid for interest, net of capitalized interest	$ 72,740	$ 58,392	$ 58,704
Supplemental schedule of non-cash investing and financing activities			
Additions of land and buildings and improvements	$ (2,674)	$ (465)	$ (674)
Transfer of other assets to building and other capital improvements	$ 2,674	$ 465	$ 674
Acquisitions of land and buildings and improvements	$ —	$ (5,990)	$ (2,202)
Acquisitions of deferred leasing intangibles	$ —	$ (948)	$ (362)
Change in additions of land, building, and improvements included in accounts payable, accrued expenses and other liabilities	$ (7,897)	$ (1,285)	$ (3,714)
Additions to building and other capital improvements from non-cash compensation	$ (62)	$ (9)	$ (25)
Assumption of mortgage notes	$ —	$ 5,103	$ —
Fair market value adjustment to mortgage notes acquired	$ —	$ (161)	$ —
Change in loan fees, costs, and offering costs included in accounts payable, accrued expenses and other liabilities	$ 192	$ 930	$ (1,065)
Dividends and distributions accrued	$ 22,282	$ 21,906	$ 19,379

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

STAG Industrial, Inc. (the "Company") is an industrial real estate operating company focused on the acquisition and operation of single-tenant, industrial properties throughout the United States. The Company was formed as a Maryland corporation and has elected to be treated and intends to continue to qualify as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company is structured as an umbrella partnership REIT, commonly called an UPREIT, and owns all of its properties and conducts substantially all of its business through its operating partnership, STAG Industrial Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). As of December 31, 2022 and 2021, the Company owned a 97.9% and 98.1%, respectively, of the common units of the limited partnership interests in the Operating Partnership. The Company is the sole member of the general partner of the Operating Partnership. As used herein, the "Company" refers to STAG Industrial, Inc. and its consolidated subsidiaries, including the Operating Partnership, except where context otherwise requires.

As of December 31, 2022, the Company owned 562 industrial buildings in 41 states with approximately 111.7 million rentable square feet (square feet unaudited herein and throughout the Notes), consisting of 487 warehouse/distribution buildings, 74 light manufacturing buildings, and 1 flex/office building.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company, the Operating Partnership, and their consolidated subsidiaries. Interests in the Operating Partnership not owned by the Company are referred to as "Noncontrolling Common Units." These Noncontrolling Common Units are held by other limited partners in the form of common units ("Other Common Units") and long-term incentive plan units ("LTIP units") issued pursuant to the STAG Industrial, Inc. 2011 Equity Incentive Plan, as amended and restated (the "2011 Plan"). All significant intercompany balances and transactions have been eliminated in the consolidation of entities. The financial statements of the Company are presented on a consolidated basis for all periods presented.

New Accounting Standards

New Accounting Standards Adopted

In December 2022, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2022-06, *Deferral of the Sunset Date of Topic 848* ("ASU 2022-06") which defers the sunset date of Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU 2022-06 is effective immediately for all companies. ASU 2022-06 had no impact on the Company's consolidated financial statements for the year ended December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Rental Property and Deferred Leasing Intangibles

Rental property is carried at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are expensed as incurred. Significant renovations and betterments that extend the economic useful lives of assets are capitalized.

The Company capitalizes costs directly and indirectly related to the development, pre-development, redevelopment, or improvement of rental property. Real estate taxes, compensation costs of development personnel, insurance, interest, and other directly related costs during construction periods are capitalized as incurred, with depreciation commencing on the date the property is substantially completed. Such costs begin to be capitalized to the development projects from the point the Company is undergoing the necessary activities to get the development project ready for its intended use and cease when the development projects are substantially completed and held available for occupancy. Interest is capitalized based on actual capital expenditures from the period when development or redevelopment commences until the asset is ready for its intended use, at the weighted average borrowing rate of the Company's unsecured indebtedness during the period.

For properties classified as held for sale, the Company ceases depreciating and amortizing the rental property and values the rental property at the lower of depreciated and amortized cost or fair value less costs to dispose. The Company presents those properties classified as held for sale with any qualifying assets and liabilities associated with those properties as held for sale in the accompanying Consolidated Balance Sheets.

Using information available at the time of acquisition, the Company allocates the purchase price of properties acquired based upon the fair value of the assets acquired and liabilities assumed, which generally consist of land, buildings, tenant improvements, mortgage debt assumed, and deferred leasing intangibles, which includes in-place leases, above market and below market leases, and tenant relationships. The process for determining the allocation to these components requires estimates and assumptions, including rental rates, discount rates and exit capitalization rates, and land value per square foot, as well as available market information, and is therefore subject to subjective analysis and uncertainty. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The portion of the purchase price that is allocated to above and below market leases is valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease term plus the term of any bargain renewal options. The purchase price is further allocated to in-place lease values and tenant relationships based on the Company's evaluation of the specific characteristics of each tenant's lease and its overall relationship with the respective tenant.

The above and below market lease values are amortized into rental income over the remaining lease term. The value of in-place lease intangibles and tenant relationships are amortized over the remaining lease term (and expected renewal period of the respective lease for tenant relationships) as increases to depreciation and amortization expense. The remaining lease terms are adjusted for bargain renewal options or assumed exercises of early termination options, as applicable. If a tenant subsequently terminates its lease, any unamortized portion of above and below market leases is accelerated into rental income and the in-place lease value and tenant relationships are accelerated into depreciation and amortization expense over the shortened lease term.

The purchase price allocated to deferred leasing intangible assets are included in rental property, net on the accompanying Consolidated Balance Sheets, and the purchase price allocated to deferred leasing intangible liabilities are included in deferred leasing intangibles, net on the accompanying Consolidated Balance Sheets under the liabilities section.

In determining the fair value of the debt assumed, the Company discounts the spread between the future contractual interest payments and hypothetical future interest payments on mortgage debt based on a current market rate. The associated fair market value debt adjustment is amortized through interest expense over the life of the debt on a basis which approximates the effective interest method.

The Company evaluates the carrying value of all tangible and intangible rental property assets and deferred leasing intangible liabilities (collectively, the "property") held for use for possible impairment when an event or change in circumstance has occurred that indicates their carrying value may not be recoverable. The evaluation includes estimating and reviewing anticipated future undiscounted cash flows to be derived from the property. If such cash flows are less than the property's carrying value, an impairment charge is recognized to the extent by which the property's carrying value exceeds the estimated fair value. Estimating future cash flows is highly subjective and is based in part on assumptions regarding anticipated hold period, future occupancy, rental rates, capital requirements, and exit capitalization rates that could differ from actual results. The discount rate used to present value the cash flows for determining fair value is also subjective.

Depreciation expense is computed using the straight-line method based on the following estimated useful lives.

Description	Estimated Useful Life
Building	40 Years
Building and land improvements (maximum)	20 Years
Tenant improvements	Shorter of useful life or terms of related lease

Fully depreciated or amortized tenant improvements, deferred leasing intangible assets, or deferred leasing intangible liabilities and the associated accumulated depreciation or amortization are written-off. The Company wrote-off fully depreciated or amortized tenant improvements, deferred leasing intangible assets, and deferred leasing intangible liabilities of approximately $3.4 million, $53.8 million, $4.9 million, respectively, for the year ended December 31, 2022 and approximately $7.5 million, $72.9 million, $2.4 million, respectively, for the year ended December 31, 2021.

Leases

For leases in which the Company is the lessee, the Company recognizes a right-of-use asset and corresponding lease liability on the accompanying Consolidated Balance Sheets equal to the present value of the fixed lease payments. In determining the operating right-of-use asset and lease liability for the Company's operating leases, the Company estimates an appropriate incremental borrowing rate on a fully-collateralized basis for the terms of the leases. The Company utilizes a market-based approach to estimate the incremental borrowing rate for each individual lease. Additionally, since the terms of the Company's ground leases are significantly longer than the terms of borrowings available to the Company on a fully-collateralized basis, the estimate of this rate requires significant judgment, and considers factors such as yields on outstanding public debt and other market based pricing on longer duration financing instruments.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less. The Company maintains cash and cash equivalents in United States banking institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation. While the Company monitors the cash balances in its operating accounts, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts, and mitigates this risk by using nationally recognized banking institutions.

Restricted Cash

Restricted cash may include tenant security deposits, cash held in escrow for real estate taxes and capital improvements as required in various mortgage note agreements, and cash held by the Company's transfer agent for preferred stock dividends, if any, that are distributed subsequent to period end. Restricted cash may also include cash held by qualified intermediaries to facilitate a like-kind exchange of real estate under Section 1031 of the Code.

The following table presents a reconciliation of cash and cash equivalents and restricted cash reported on the accompanying Consolidated Balance Sheets to amounts reported on the accompanying Consolidated Statements of Cash Flows.

Reconciliation of cash and cash equivalents and restricted cash (in thousands)	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 25,884	$ 18,981
Restricted cash	905	4,215
Total cash and cash equivalents and restricted cash	$ 26,789	$ 23,196

Deferred Costs

Deferred financing fees and debt issuance costs include costs incurred in obtaining debt that are capitalized and are presented as a direct deduction from the carrying amount of the associated debt liability that is not a line-of-credit arrangement on the accompanying Consolidated Balance Sheets. Deferred financing fees and debt issuance costs related to line-of-credit arrangements are presented as an asset in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets. The deferred financing fees and debt issuance costs are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method. Any unamortized amounts upon early repayment of debt are written off in the period of repayment as a loss on extinguishment of debt. Fully amortized deferred financing fees and debt issuance costs are written off upon maturity of the underlying debt.

Leasing commissions include commissions and other direct and incremental costs incurred to obtain new tenant leases as well as to renew existing tenant leases, and are presented in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets. Leasing commissions are capitalized and amortized over the terms of the related leases (and bargain renewal terms or assumed exercise of early termination options) using the straight-line method. If a lease terminates prior to the expiration of its initial term, any unamortized costs related to the lease are accelerated into amortization expense. Changes in leasing commissions are presented in the cash flows from operating activities section of the accompanying Consolidated Statements of Cash Flows.

Goodwill

The excess of the cost of an acquired business over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill of the Company of approximately $4.9 million represents amounts allocated to the assembled workforce from the acquired management company, and is presented in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets. The Company's goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis at December 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. The Company has recorded no impairments to goodwill through December 31, 2022.

Use of Derivative Financial Instruments

The Company records all derivatives on the accompanying Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

In accordance with fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting arrangements on a net basis by counterparty portfolio. Credit risk is the risk of failure of the counterparty to perform under the terms of the contract. The Company minimizes the credit risk in its derivative financial instruments by entering into transactions with various high-quality counterparties. The Company's exposure to credit risk at any point is generally limited to amounts recorded as assets on the accompanying Consolidated Balance Sheets.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, tenant accounts receivable, interest rate swaps, accounts payable, accrued expenses, unsecured credit facility, unsecured term loans, unsecured notes, and mortgage notes. See Note 4 for the fair value of the Company's indebtedness. See Note 5 for the fair value of the Company's interest rate swaps.

The Company adopted fair value measurement provisions for its financial instruments recorded at fair value. The guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Offering Costs

Underwriting commissions and direct offering costs have been reflected as a reduction of additional paid-in capital on the accompanying Consolidated Balance Sheets and Consolidated Statements of Equity. Indirect costs associated with equity offerings are expensed as incurred and included in general and administrative expenses on the accompanying Consolidated Statements of Operations.

Dividends

Earnings and profits, which determine the taxability of dividends to stockholders, will differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of gains on the sale of real property, revenue and expense recognition, and in the estimated useful lives and basis used to compute depreciation. In addition, the Company's distributions may include a return of capital. To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder's adjusted tax basis in its shares. A return of capital may not be taxable. A return of capital has the effect of reducing the holder's adjusted tax basis in its investment, which may or may not be taxable to the holder.

The Company paid dividends to holders of the 6.875% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), of approximately $1.3 million ($0.429688 per share) during the year ended December 31, 2021, of which $0.400294 per share was treated as ordinary income for tax purposes, $0.022149 per share was treated as unrecaptured section 1250 capital gain for tax purposes, and $0.007245 per share was treated as other capital gain for income tax purposes. The Company paid dividends to the holders of the Series C Preferred Stock of approximately $5.2 million ($1.71875 per share) during the year ended December 31, 2020, of which $1.349944 per share was treated as ordinary income for tax purposes, $0.100392 per share was treated as unrecaptured section 1250 capital gain for tax purposes, and $0.268414 per share was treated as other capital gain for income tax purposes.

The following table summarizes the tax treatment of dividends per shares of common stock for federal income tax purposes.

| | Year ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
Federal Income Tax Treatment of Dividends per Common Share	Per Share	%	Per Share	%	Per Share	%
Ordinary income	$ 1.172486	80.4 %	$ 1.119899	81.3 %	$ 1.186648	78.5 %
Return of capital	0.165158	11.3 %	0.175355	12.7 %	—	— %
Unrecaptured section 1250 capital gain	0.014248	1.0 %	0.061970	4.5 %	0.088246	5.9 %
Other capital gain	0.107278	7.3 %	0.020269	1.5 %	0.235943	15.6 %
Total [(1)]	$ 1.459170	100.0 %	$ 1.377493	100.0 %	$ 1.510837	100.0 %

(1)   The December 2020 monthly common stock dividend of $0.12 per share was partially included in the stockholder's 2020 tax year in the amount of $0.07167 per share, and the remainder was included in the stockholder's 2021 tax year. The December 2021 monthly common stock dividend of $0.120833 per share was included in the stockholder's 2022 tax year. The December 2022 monthly common stock dividend of 0.121667 per share will be included in the stockholder's 2023 tax year.

Revenue Recognition

All current leases are classified as operating leases and rental income is recognized on a straight-line basis over the term of the lease (and expected bargain renewal terms or assumed exercise of early termination options) when collectability is reasonably assured. Differences between rental income earned and amounts due under the lease are charged or credited, as applicable, to accrued rental income.

The Company determined that for all leases where the Company is the lessor, that the timing and pattern of transfer of the non-lease components and associated lease components are the same, and that the lease components, if accounted for separately, would be classified as an operating lease. Accordingly, the Company has made an accounting policy election to recognize the combined component in accordance with Accounting Standards Codification Topic 842 as rental income on the accompanying Consolidated Statements of Operations.

Rental income recognition commences when the tenant takes possession of or controls the physical use of the leased space and the leased space is substantially complete and ready for its intended use. In order to determine whether the leased space is substantially complete and ready for its intended use, the Company determines whether the Company or the tenant own the tenant improvements. When it is determined that the Company is the owner of the tenant improvements, rental income recognition begins when the tenant takes possession of or controls the physical use of the finished space, which is generally when the Company owned tenant improvements are completed. In instances when it is determined that the tenant is the owner of tenant improvements, rental income recognition begins when the tenant takes possession of or controls the physical use of the leased space.

The Company evaluates its operating leases to determine if it is probable it will collect substantially all of the lessee's remaining lease payments under the lease term. For those that are not probable of collection, the Company converts to the cash basis of accounting. If the Company subsequently determines that it is probable it will collect substantially all of the lessee's remaining lease payments under the lease term, the Company will reinstate the accrued rent balance adjusting for the amount related to the period when the lease was accounted for on a cash basis.

When the Company is the owner of tenant improvements or other capital items, the cost to construct the tenant improvements or other capital items, including costs paid for or reimbursed by the tenants, is recorded as capital assets. For these tenant improvements or other capital items, the amount funded by or reimbursed by the tenants are recorded as deferred revenue, which is amortized on a straight-line basis as income over the shorter of the useful life of the capital asset or the term of the related lease.

Early lease termination fees are recorded in rental income on a straight-line basis from the notification date of such termination to the then remaining (not the original) lease term, if any, or upon collection if collection is not reasonably assured.

Gain on the Sales of Rental Property, net

The timing of the derecognition of a rental property and the corresponding recognition of gain on the sales of rental property, net is measured by various criteria related to the terms of the sale transaction, and if the Company has lost control of the property and the acquirer has gained control of the property after the transaction. If the derecognition criteria is met, the full gain is recognized.

Incentive and Equity-Based Employee Compensation Plans

The Company grants equity-based compensation awards to its employees and directors in the form of restricted shares of common stock, LTIP units, and performance units. See Notes 6, 7 and 8 for further discussion of restricted shares of common stock, LTIP units, and performance units, respectively. The Company measures equity-based compensation expense based on the fair value of the awards on the grant date and recognizes the expense ratably over the vesting period, and forfeitures are recognized in the period in which they occur.

On January 7, 2021, the Company adopted the STAG Industrial, Inc. Employee Retirement Vesting Program (the "Vesting Program") to provide supplemental retirement benefits for eligible employees. For those employees who are retirement eligible or will become retirement eligible during the applicable vesting period under the terms of the Vesting Program, the Company accelerates equity-based compensation through the employee's six-month retirement notification period or retirement eligibility date, respectively.

Related-Party Transactions

The Company did not have any related-party transactions during the years ended December 31, 2022, 2021 and 2020.

Taxes

Federal Income Taxes

The Company elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2011 and intends to continue to qualify as a REIT. As a REIT, the Company is generally not subject to corporate level federal income tax on the earnings distributed currently to its stockholders that it derives from its REIT qualifying activities. As a REIT, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership.

The Company will not be required to make distributions with respect to income derived from the activities conducted through subsidiaries that the Company elects to treat as taxable REIT subsidiaries ("TRS") for federal income tax purposes, nor will it have to comply with income, assets, or ownership restrictions inside of the TRS. Certain activities that the Company undertakes must or should be conducted by a TRS, such as performing non-customary services for its tenants and holding assets that it cannot hold directly. A TRS is subject to federal and state income taxes. The Company's TRS recognized a net income (loss) of approximately $0.1 million, $(8,000) and $0, for the years ended December 31, 2022, 2021 and 2020, respectively, which has been included on the accompanying Consolidated Statements of Operations.

State and Local Income, Excise, and Franchise Tax

The Company and certain of its subsidiaries are subject to certain state and local income, excise and franchise taxes. Taxes in the amount of approximately $2.1 million, $1.7 million and $1.7 million have been recorded in other expenses on the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively.

Uncertain Tax Positions

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2022, 2021 and 2020, there were no liabilities for uncertain tax positions.

Earnings Per Share

The Company uses the two-class method of computing earnings per common share, which is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income per common share is computed by dividing net income available to common stockholders by the sum of the weighted average number of shares of common stock outstanding and any dilutive securities for the period.

Segment Reporting

The Company manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment.

Concentrations of Credit Risk

Concentrations of credit risk relevant to the Company may arise when a number of financing arrangements, including revolving credit facilities or derivatives, are entered into with the same lenders or counterparties, and have similar economic features that would cause their inability to meet contractual obligations. The Company mitigates the concentration of credit risk as it relates to financing arrangements by entering into loan syndications with multiple, reputable financial institutions and diversifying its debt counterparties. The Company also reduces exposure by diversifying its derivatives across multiple counterparties who meet established credit and capital guidelines.

Concentrations of credit risk may also arise when the Company enters into leases with multiple tenants concentrated in the same industry, or into a significant lease or multiple leases with a single tenant, or tenants are located in the same geographic region, or have similar economic features that would cause their inability to meet contractual obligations, including those to the Company, to be similarly affected. The Company regularly monitors its tenant base to assess potential concentrations of credit risk through financial statement review, tenant management calls, and press releases. Management believes the current credit risk of the Company's portfolio is reasonably well diversified and does not contain any unusual concentration of credit risk.

3. Rental Property

The following table summarizes the components of rental property, net as of December 31, 2022 and 2021.

Rental Property (in thousands)	December 31, 2022	December 31, 2021
Land	$ 647,098	$ 617,297
Buildings, net of accumulated depreciation of $513,053 and $406,670, respectively	4,232,964	4,035,210
Tenant improvements, net of accumulated depreciation of $31,578 and $26,065, respectively	44,526	43,999
Building and land improvements, net of accumulated depreciation of $218,497 and $179,132, respectively	339,274	320,041
Construction in progress	89,981	36,493
Deferred leasing intangibles, net of accumulated amortization of $328,848 and $282,038, respectively	508,935	567,658
Total rental property, net	**$ 5,862,778**	**$ 5,620,698**

Acquisitions

The following tables summarize the acquisitions of the Company during the years ended December 31, 2022 and 2021. The Company accounted for all of its acquisitions as asset acquisitions.

Market[1]	Date Acquired	Square Feet	Number of Buildings	Purchase Price (in thousands)
Year ended December 31, 2022				
Kansas City, MO	January 6, 2022	702,000	1	$ 60,428
Chicago, IL	January 31, 2022	72,499	1	8,128
Columbus, OH	February 8, 2022	138,213	1	11,492
Cleveland, OH	February 8, 2022	136,800	1	13,001
Nashville, TN	March 10, 2022	109,807	1	12,810
Greenville/Spartanburg, SC	March 10, 2022	289,103	1	28,274
Memphis, TN	March 18, 2022	195,622	1	15,828
Greenville/Spartanburg, SC	March 18, 2022	155,717	1	16,390
Three months ended March 31, 2022		**1,799,761**	**8**	**166,351**
Atlanta, GA	April 1, 2022	210,858	1	21,119
Minneapolis/St. Paul, MN	April 4, 2022	160,000	1	13,472
West Michigan, MI	April 14, 2022	211,125	2	12,274
Pittsburgh, PA	April 19, 2022	400,000	1	50,178
Greenville/Spartanburg, SC[2]	April 22, 2022	—	—	5,559
Birmingham, AL	May 5, 2022	67,168	1	7,871
South Bay/San Jose, CA	June 7, 2022	175,325	1	29,630
Washington, DC	June 29, 2022	140,555	1	20,257
Hampton Roads, VA	June 29, 2022	102,512	1	10,561
Three months ended June 30, 2022		**1,467,543**	**9**	**170,921**
Atlanta, GA	July 15, 2022	159,048	1	10,062
Fresno, CA	July 25, 2022	232,072	1	30,121
El Paso, TX	July 26, 2022	326,166	4	37,792
Portland, OR	September 12, 2022	78,000	1	11,281
Louisville, KY	September 21, 2022	563,032	1	38,064
Three months ended September 30, 2022		**1,358,318**	**8**	**127,320**
Chicago, IL	December 28, 2022	115,491	1	8,055
Three months ended December 31, 2022		**115,491**	**1**	**8,055**
Year ended December 31, 2022		**4,741,113**	**26**	**$ 472,647**

(1) As defined by CoStar Realty Information Inc. If the building is located outside of a CoStar defined market, the city and state is reflected.

(2) The Company acquired vacant land parcels.

Year ended December 31, 2021				
Market[(1)]	Date Acquired	Square Feet	Number of Buildings	Purchase Price (in thousands)
Omaha/Council Bluffs, NE-IA	January 21, 2021	370,000	1	$ 24,922
Minneapolis/St. Paul, MN	February 24, 2021	80,655	1	10,174
Long Island, NY	February 25, 2021	64,224	1	8,516
Sacramento, CA	February 25, 2021	267,284	1	25,917
Little Rock/N. Little Rock	March 1, 2021	300,160	1	24,317
Cleveland, OH	March 18, 2021	170,000	1	6,382
Three months ended March 31, 2021		**1,252,323**	**6**	**100,228**
Indianapolis, IN	May 17, 2021	154,440	1	13,655
Baltimore, MD	May 17, 2021	46,851	1	6,228
Detroit, MI	June 1, 2021	248,040	1	23,786
Green Bay, WI	June 7, 2021	152,000	1	7,249
Phoenix, AZ	June 14, 2021	41,504	1	8,670
Cleveland, OH	June 17, 2021	179,577	1	19,602
Reno/Sparks, NV	June 30, 2021	183,435	1	13,892
Washington, DC	June 30, 2021	193,420	1	17,521
Stockton/Modesto, CA	June 30, 2021	150,000	1	16,118
Three months ended June 30, 2021		**1,349,267**	**9**	**126,721**
Chicago, IL	July 19, 2021	109,355	2	13,341
Chicago, IL	July 20, 2021	207,223	1	23,345
Columbia, SC	July 27, 2021	194,290	1	14,546
South Bay/San Jose, CA	August 9, 2021	75,954	1	26,820
Columbus, OH	August 19, 2021	814,265	2	75,422
Salt Lake City, UT	August 19, 2021	177,071	1	35,141
Greenville/Spartanburg, SC	August 23, 2021	209,461	1	15,317
Indianapolis, IN	August 26, 2021	78,600	1	5,707
Birmingham, AL	August 26, 2021	595,176	1	36,850
Sacramento, CA	August 30, 2021	114,597	1	15,388
Chicago, IL	September 2, 2021	95,482	1	11,799
Chicago, IL	September 16, 2021	506,096	4	50,661
Milwaukee/Madison, WI	September 16, 2021	157,438	1	13,650
Denver, CO	September 24, 2021	195,674	2	39,136
Milwaukee/Madison, WI	September 28, 2021	156,482	1	10,807
Chicago, IL	September 29, 2021	110,035	1	10,585
Boston, MA	September 29, 2021	247,056	2	28,704
Three months ended September 30, 2021		**4,044,255**	**24**	**427,219**
Omaha/Council Bluffs, NE-IA	October 6, 2021	99,616	2	8,669
El Paso, TX	October 8, 2021	276,360	1	27,844
St. Louis, MO	October 12, 2021	121,223	1	12,991
South Bay/San Jose, CA	October 12, 2021	31,172	1	11,691
Chicago, IL	October 13, 2021	56,676	1	5,735
Dallas/Ft. Worth, TX	October 13, 2021	202,140	2	25,913
Sacramento, CA	October 25, 2021	82,174	1	10,275
Detroit, MI	November 1, 2021	126,720	1	18,291
Philadelphia, PA	November 3, 2021	385,399	1	25,909
West Michigan, MI	November 9, 2021	159,900	1	19,649
Philadelphia, PA	November 9, 2021	109,504	1	8,071
Minneapolis/St. Paul, MN	November 10, 2021	316,636	1	30,583
Chicago, IL	November 12, 2021	579,338	4	62,948
Philadelphia, PA	November 12, 2021	128,959	1	26,446
Sacramento, CA	December 1, 2021	67,200	1	7,721
Des Moines, IA	December 9, 2021	200,957	1	22,866
Greenville/Spartanburg, SC	December 17, 2021	231,626	1	31,169
Milwaukee/Madison, WI	December 17, 2021	192,800	1	23,327
Sacramento, CA	December 21, 2021	188,830	2	27,616
Sacramento, CA[(2)]	December 22, 2021	—	—	28,930
Des Moines, IA	December 23, 2021	179,459	1	13,556
Philadelphia, PA	December 23, 2021	589,580	1	53,790
Nashville, TN	December 23, 2021	58,672	1	7,271
Westchester/S. Connecticut, CT/NY	December 23, 2021	167,700	1	16,700
Washington, DC	December 28, 2021	1,231,200	2	140,668
Minneapolis/St. Paul, MN	December 28, 2021	83,000	1	11,058
Chicago, IL	December 29, 2021	102,000	1	9,742
Omaha/Council Bluffs, NE-IA	December 30, 2021	178,368	1	17,888
Atlanta, GA	December 31, 2021	103,720	1	11,083
Three months ended December 31, 2021		**6,250,929**	**35**	**718,400**
Year ended December 31, 2021		**12,896,774**	**74**	**$ 1,372,568**

(1) As defined by CoStar Realty Information Inc. If the building is located outside of a CoStar defined market, the city and state is reflected.
(2) The Company acquired a building under development.

The following table summarizes the allocation of the consideration paid at the date of acquisition during the years ended December 31, 2022 and 2021, for the acquired assets and liabilities in connection with the acquisitions identified in the tables above.

Acquired Assets and Liabilities	Year ended December 31, 2022		Year ended December 31, 2021	
	Purchase price (in thousands)	Weighted average amortization period (years) of intangibles at acquisition	Purchase price (in thousands)	Weighted average amortization period (years) of intangibles at acquisition
Land	$ 39,346	N/A	$ 137,827	N/A
Buildings	360,209	N/A	988,456	N/A
Tenant improvements	2,640	N/A	7,356	N/A
Building and land improvements	19,589	N/A	58,504	N/A
Construction in progress	—	N/A	24,581	N/A
Other assets	2,134	N/A	1,004	N/A
Operating lease right-of-use assets	3,541	N/A	5,627	N/A
Deferred leasing intangibles - In-place leases	34,321	7.9	103,051	7.8
Deferred leasing intangibles - Tenant relationships	18,418	11.1	52,579	10.6
Deferred leasing intangibles - Above market leases	2,456	11.6	10,764	11.4
Deferred leasing intangibles - Below market leases	(6,021)	7.5	(10,691)	6.1
Operating lease liabilities	(3,541)	N/A	(5,627)	N/A
Below market assumed debt adjustment	—	N/A	161	18.8
Tenant prepaid rent	(445)	N/A	(1,024)	N/A
Total purchase price	**472,647**		**1,372,568**	
Less: Mortgage note assumed	—		(5,103)	
Net assets acquired	**$ 472,647**		**$ 1,367,465**	

On February 25, 2021, the Company assumed a mortgage note of approximately $5.1 million in connection with the acquisition of the property located in Long Island, NY. For a discussion of the method used to determine the fair value of the mortgage note, see Note 4.

Dispositions

The following table summarizes the Company's dispositions for the years ended December 31, 2022, 2021, and 2020.

Sales of rental property, net (dollars in thousands)	Year ended December 31,		
	2022	2021	2020
Number of buildings	8	22	7
Number of land parcels	1	—	—
Building square feet (in millions)	1.8	2.7	3.4
2022 dispositions contribution to net income[1]	$ 1,008	$ 4,699	$ 4,764
2021 dispositions contribution to net income[1]	$ —	$ 862	$ 3,645
2020 dispositions contribution to net income[1]	$ —	$ —	$ 1,788
Proceeds from sales of rental property, net	$ 135,348	$ 187,972	$ 273,560
Net book value	$ 77,861	$ 89,992	$ 137,827
Gain on the sales of rental property, net	$ 57,487	$ 97,980	$ 135,733

(1) Exclusive of any loss on impairments, gain on involuntary conversion, and gain on the sales of rental property, net.

All of the dispositions were sold to third parties and were accounted for under the full accrual method.

Assets Held for Sale

As of December 31, 2022, the related land and building and improvements, net of approximately $0.6 million and $4.1 million, respectively, for one building was classified as assets held for sale, net on the accompanying Consolidated Balance Sheets. This building contributed approximately $0.4 million, $0.4 million, and $0.3 million to net income during the years ended December 31, 2022, 2021 and 2020, respectively. Subsequent to December 31, 2022, in January 2023, this building was sold to a third party.

Gain on Involuntary Conversion

The Company recognized a gain on involuntary conversion of approximately $0, $0, and $2.2 million during the years ended December 31, 2022, 2021 and 2020, respectively. The gain on involuntary conversion during the year ended December 31, 2020 related to an eminent domain taking of a portion of a parcel of land.

Loss on Impairments

The following table summarizes the Company's loss on impairments for assets held and used during the years ended December 31, 2022 and 2020. The Company did not recognize a loss on impairments during the year ended December 31, 2021.

Market [1]	Buildings	Event or Change in Circumstance Leading to Impairment Evaluation [2]	Valuation technique utilized to estimate fair value		Fair Value [3] (in thousands)		Loss on Impairments
Hartford, CT	1	Change in estimated hold period	Discounted cash flows	[4]	$ 834	$	1,783
Year ended December 31, 2022						$	1,783
Williamsport, PA	1	Change in estimated hold period [5]	Discounted cash flows	[6]	$ 5,019	$	3,172
Albion, IN	5	Change in estimated hold period [7]	Discounted cash flows	[8]	$ 1,252	$	2,405
Year ended December 31, 2020						$	5,577

(1) As defined by CoStar. If the building is located outside of a CoStar defined market, the city and state is reflected.
(2) The Company tested the asset group for impairment utilizing a probability weighted recovery analysis of certain scenarios, and it was determined that the carrying value of the property and intangibles were not recoverable from the estimated future undiscounted cash flows.
(3) The estimated fair value of the property is based on Level 3 inputs and is a non-recurring fair value measurement. Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
(4) Level 3 inputs used to determine fair value for the property impaired: discount rate of 10.0% and exit capitalization rate of 8.5%.
(5) This property was sold during the year ended December 31, 2022.
(6) Level 3 inputs used to determine fair value for the property impaired: discount rate of 10.5% and exit capitalization rate of 10.0%.
(7) Four of the buildings were sold during the year ended December 31, 2021.
(8) Level 3 inputs used to determine fair value for the property impaired: discount rate of 11.0% and exit capitalization rate of 10.0%.

Deferred Leasing Intangibles

The following table summarizes the deferred leasing intangibles, net on the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021.

Deferred Leasing Intangibles (in thousands)	December 31, 2022			December 31, 2021		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Above market leases	$ 86,172	$ (34,954)	$ 51,218	$ 91,565	$ (32,110)	$ 59,455
Other intangible lease assets	751,611	(293,894)	457,717	758,131	(249,928)	508,203
Total deferred leasing intangible assets	$ 837,783	$ (328,848)	$ 508,935	$ 849,696	$ (282,038)	$ 567,658
Below market leases	$ 57,020	$ (24,593)	$ 32,427	$ 56,857	$ (21,136)	$ 35,721
Total deferred leasing intangible liabilities	$ 57,020	$ (24,593)	$ 32,427	$ 56,857	$ (21,136)	$ 35,721

The following table summarizes the amortization expense and the net increase (decrease) to rental income for the amortization of deferred leasing intangibles during the years ended December 31, 2022, 2021 and 2020.

Deferred Leasing Intangibles Amortization (in thousands)	Year ended December 31,		
	2022	2021	2020
Net increase (decrease) to rental income related to above and below market lease amortization	$ 329	$ (2,073)	$ (4,363)
Amortization expense related to other intangible lease assets	$ 95,901	$ 88,729	$ 83,160

The following table summarizes the amortization of deferred leasing intangibles over the next five calendar years as of December 31, 2022.

Year	Amortization Expense Related to Other Intangible Lease Assets (in thousands)	Net Increase (Decrease) to Rental Income Related to Above and Below Market Lease Amortization (in thousands)
2023	$ 84,098	$ 249
2024	$ 72,640	$ (418)
2025	$ 63,443	$ (252)
2026	$ 54,351	$ (968)
2027	$ 42,957	$ (1,778)

4. Debt

The following table summarizes the Company's outstanding indebtedness, including borrowings under the Company's unsecured credit facility, unsecured term loans, unsecured notes, and mortgage notes as of December 31, 2022 and 2021.

Loan	Principal Outstanding as of December 31, 2022 (in thousands)	Principal Outstanding as of December 31, 2021 (in thousands)	Interest Rate[(1)(2)]	Maturity Date	Prepayment Terms[(3)]
Unsecured credit facility:					
Unsecured Credit Facility[(4)]	$ 175,000	$ 296,000	Term SOFR + 0.855%	October 23, 2026	i
Total unsecured credit facility	**175,000**	**296,000**			
Unsecured term loans:					
Unsecured Term Loan D[(5)]	—	150,000	2.85 %	January 4, 2023	i
Unsecured Term Loan E[(5)]	—	175,000	3.77 %	January 15, 2024	i
Unsecured Term Loan F	200,000	200,000	2.94 %	January 12, 2025	i
Unsecured Term Loan G	300,000	300,000	1.09 %	February 5, 2026	i
Unsecured Term Loan A	150,000	150,000	2.14 %	March 15, 2027	i
Unsecured Term Loan H	187,500	—	3.75 %	January 25, 2028	i
Unsecured Term Loan I	187,500	—	2.89 %	January 25, 2028	i
Total unsecured term loans	1,025,000	975,000			
Total unamortized deferred financing fees and debt issuance costs	(4,560)	(4,423)			
Total carrying value unsecured term loans, net	**1,020,440**	**970,577**			
Unsecured notes:					
Series F Unsecured Notes[(6)]	100,000	100,000	3.98 %	January 5, 2023	ii
Series A Unsecured Notes	50,000	50,000	4.98 %	October 1, 2024	ii
Series D Unsecured Notes	100,000	100,000	4.32 %	February 20, 2025	ii
Series G Unsecured Notes	75,000	75,000	4.10 %	June 13, 2025	ii
Series B Unsecured Notes	50,000	50,000	4.98 %	July 1, 2026	ii
Series C Unsecured Notes	80,000	80,000	4.42 %	December 30, 2026	ii
Series E Unsecured Notes	20,000	20,000	4.42 %	February 20, 2027	ii
Series H Unsecured Notes	100,000	100,000	4.27 %	June 13, 2028	ii
Series I Unsecured Notes	275,000	275,000	2.80 %	September 29, 2031	ii
Series K Unsecured Notes	400,000	—	4.12 %	June 28, 2032	ii
Series J Unsecured Notes	50,000	50,000	2.95 %	September 28, 2033	ii
Total unsecured notes	1,300,000	900,000			
Total unamortized deferred financing fees and debt issuance costs	(4,558)	(3,059)			
Total carrying value unsecured notes, net	**1,295,442**	**896,941**			
Mortgage notes (secured debt):					
Wells Fargo Bank, National Association CMBS Loan	—	46,610	4.31 %	December 1, 2022	iii
Thrivent Financial for Lutherans	3,296	3,430	4.78 %	December 15, 2023	iv
United of Omaha Life Insurance Company	4,744	4,943	3.71 %	October 1, 2039	ii
Total mortgage notes	8,040	54,983			
Net unamortized fair market value discount	(137)	(136)			
Total unamortized deferred financing fees and debt issuance costs	(5)	(103)			
Total carrying value mortgage notes, net	**7,898**	**54,744**			
Total / weighted average interest rate[(6)]	**$ 2,498,780**	**2,218,262**	**3.39 %**		

(1) Interest rate as of December 31, 2022. At December 31, 2022, the one-month Term Secured Overnight Financing Rate ("Term SOFR") was 4.35806%. The current interest rate is not adjusted to include the amortization of deferred financing fees or debt issuance costs incurred in obtaining debt or any unamortized fair market value premiums or discounts. The spread over the applicable rate for the Company's unsecured credit facility and unsecured term loans is based on the Company's debt rating and leverage ratio, as defined in the respective loan agreements.

(2) The unsecured credit facility has a stated rate of one-month Term SOFR plus a 0.10% adjustment and a spread of 0.775%, less a sustainability-related interest rate adjustment of 0.02%. The unsecured term loans A, F, and G have a stated interest rate of one-month Term SOFR plus a 0.10% adjustment and a spread of 0.85%, less a sustainability-related interest rate adjustment of 0.02%. The unsecured term loans H and I have a stated interest rate of one-month Term SOFR plus a 0.10% adjustment and a spread of 0.85%. As of December 31, 2022, one-month Term SOFR for the Unsecured Term Loans A, F, G, H, and I was swapped to a fixed rate of 1.31%, 2.11%, 0.26%, 2.90%, and 2.04%, respectively (which includes the 0.10% adjustment). One-month Term SOFR for the Unsecured Term Loan G will be swapped to a fixed rate of 0.95% effective April 18, 2023. One-month Term SOFR for the Unsecured Term Loan I will be swapped to a fixed rate of 2.66% effective January 4, 2023. One-month Term SOFR for the Unsecured Term Loan H will be swapped to a fixed rate of 2.50% effective January 12, 2024.

(3) Prepayment terms consist of (i) pre-payable with no penalty; (ii) pre-payable with penalty; (iii) pre-payable without penalty three months prior to the maturity date, subject to defeasance; and (iv) pre-payable without penalty three months prior to the maturity date.

(4)	The capacity of the unsecured credit facility is $1.0 billion. Deferred financing fees and debt issuance costs, net of accumulated amortization related to the unsecured credit facility of approximately $5.2 million and $5.2 million are included in prepaid expenses and other assets on the accompanying Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, respectively. The initial maturity date is October 24, 2025, or such later date which may be extended pursuant to two six-month extension options exercisable by the Company in its discretion upon advance written notice. Exercise of each six-month option is subject to the following conditions: (i) absence of a default immediately before the extension and immediately after giving effect to the extension; (ii) accuracy of representations and warranties as of the extension date (both immediately before and after the extension), as if made on the extension date; and (iii) payment of a fee. Neither extension option is subject to lender consent, assuming proper notice and satisfaction of the conditions. We are required to pay a facility fee on the aggregate commitment amount (currently $1.0 billion) at a rate per annum of 0.1% to 0.3%, depending on our debt rating, as defined in the credit agreement. The facility fee is due and payable quarterly.

(5)	The Unsecured Term Loan D and the Unsecured Term Loan E were repaid in full on July 26, 2022 in connection with the execution of the Unsecured Term Loan H and the Unsecured Term Loan I.

(6)	Subsequent to December 31, 2022, on January 5, 2023, the Series F Unsecured Notes were repaid in full. Refer to Note 13 for additional details.

(7)	The weighted average interest rate was calculated using the fixed interest rate swapped on the notional amount of $1,025.0 million of debt, and is not adjusted to include the amortization of deferred financing fees or debt issuance costs incurred in obtaining debt or any unamortized fair market value premiums or discounts.

The aggregate undrawn nominal commitment on the unsecured credit facility as of December 31, 2022 was approximately $821.4 million, including issued letters of credit. The Company's actual borrowing capacity at any given point in time may be less or restricted to a maximum amount based on the Company's debt covenant compliance. Total accrued interest for the Company's indebtedness was approximately $13.1 million and $8.6 million as of December 31, 2022 and 2021, respectively, and is included in accounts payable, accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

The following table summarizes the costs included in interest expense related to the Company's debt arrangements on the accompanying Consolidated Statement of Operations for the years ended December 31, 2022, 2021 and 2020.

Costs Included in Interest Expense (in thousands)	Year ended December 31,					
	2022		2021		2020	
Amortization of deferred financing fees and debt issuance costs and fair market value premiums/ discounts	$	3,747	$	2,931	$	2,922
Facility, unused, and other fees	$	1,548	$	1,642	$	1,311

2022 Debt Activity

On October 3, 2022, the Company achieved a 2022 public disclosure assessment score of "A" from the Global Real Estate Sustainability Benchmark (GRESB). The improved score triggered a sustainability-related interest rate adjustment for the Unsecured Term Loan A, Unsecured Term Loan F, Unsecured Term Loan G, and Unsecured Credit Facility. The interest rate adjustment, a 0.02% interest rate reduction for each instrument, went into effect on October 17, 2022 and will end on June 29, 2024, in accordance with the respective loan agreements.

On September 1, 2022, the mortgage note associated with the Wells Fargo Bank, National Association CMBS Loan was repaid in full.

On September 1, 2022, the Company entered into separate amended and restated loan agreements for the Unsecured Term Loan A, the Unsecured Term Loan F, and the Unsecured Term Loan G ("Amended and Restated Unsecured Term Loans"), to provide that borrowings under the Amended and Restated Unsecured Term Loans bear a current annual interest rate of one-month Term SOFR, plus an adjustment of 0.10% and a spread of 0.85%, based on the Company's debt rating and leverage ratio (as defined in the applicable loan agreement). Other than the interest rate provisions described above, the material terms of the Amended and Restated Unsecured Term Loans, including the maturity dates, remain unchanged.

On July 26, 2022, the Company entered into an amended and restated credit agreement for the unsecured credit facility (the "July 2022 Credit Agreement"), which provided for an increase in the aggregate commitments available for borrowing under the unsecured credit facility from $750.0 million to up to $1.0 billion. The July 2022 Credit Agreement also provided for the replacement of one-month LIBOR for one-month Term SOFR, plus a 0.10% adjustment. In connection with the July 2022 Credit Agreement, the Company incurred approximately $1.4 million in costs which are being deferred and amortized through the maturity date of the unsecured credit facility. The unamortized fees will continue to be deferred and amortized through the maturity date. Other than the increase in the borrowing commitments and the interest rate provisions described above, the material terms of the unsecured credit facility remain unchanged.

On July 26, 2022, the Company entered into (i) an unsecured term loan agreement with Wells Fargo Bank, National Association and the other lenders party thereto, providing for a new senior unsecured term loan in the original principal amount of $187.5 million ("Unsecured Term Loan H") and (ii) an unsecured term loan agreement with Bank of America, N.A., and the other lenders party thereto, providing for a new senior unsecured term loan in the original principal amount of $187.5 million ("Unsecured Term Loan I"). In connection with the new unsecured term loans, the $150.0 million Unsecured Term Loan D and the $175.0 million Unsecured Term Loan E were repaid in full. Each of the Unsecured Term Loan H and the Unsecured Term Loan I bears a current annual interest rate of one-month Term SOFR, plus a 0.10% adjustment and a spread of 0.85% based on the Company's debt rating and leverage ratio (as defined in the applicable loan agreement), and matures on January 25, 2028. In connection with the new unsecured term loans, the Company incurred approximately $1.2 million in costs which are being deferred and amortized through the maturity dates on the unsecured term loans. The Company also recognized debt extinguishment and modification expenses of approximately $0.8 million related to unamortized deferred financing fees and debt issuance costs related to the Unsecured Term Loan D and the Unsecured Term Loan E and other third-party costs.

On April 28, 2022, the Company entered into a note purchase agreement (the "April 2022 NPA") for the private placement by the Operating Partnership of $400.0 million senior unsecured notes (the "Series K Unsecured Notes") maturing June 28, 2032, with a fixed annual interest rate of 4.12%. The April 2022 NPA contains a number of financial covenants substantially similar to the financial covenants contained in the Company's unsecured credit facility and other unsecured notes, plus a financial covenant that requires the Company to maintain a minimum interest coverage ratio of not less than 1.50:1.00. The Operating Partnership issued the Series K Unsecured Notes on June 28, 2022. The Company and certain wholly owned subsidiaries of the Operating Partnership are guarantors of the Series K Unsecured Notes.

2021 Debt Activity

On October 26, 2021, the Company entered into an amendment to the unsecured credit facility (the "October 2021 Credit Facility Amendment"). The October 2021 Credit Facility Amendment provides for an extension of the maturity date to October 24, 2025, with two six-month extension options, subject to certain conditions, and a reduced current interest rate of LIBOR plus a spread of 0.775% and facility fee of 0.15%, each based on the Company's current debt rating (as defined in the credit agreement) and leverage level. In connection with the October 2021 Credit Facility Amendment, the Company incurred approximately $3.7 million in costs which are being deferred and amortized through the maturity date of the unsecured credit facility. The Company also incurred approximately $0.1 million of modification expenses which were recognized in debt extinguishment and modification expenses in the accompanying Consolidated Statements of Operations. Other than the maturity and interest rate provisions described above, the material terms of the unsecured credit facility remained unchanged.

On October 26, 2021, the Company entered into an amendment to the Unsecured Term Loan A (the "Amendment to Unsecured Term Loan A"). The Amendment to Unsecured Term Loan A provides for an extension of the maturity date to March 15, 2027 and a reduced current interest rate of LIBOR plus a spread of 0.85% based on the Company's current debt rating (as defined in the loan agreement) and leverage level. In connection with the Amendment to Unsecured Term Loan A, the Company incurred approximately $0.6 million in costs which are being deferred and amortized through the new maturity date. The Company also incurred approximately $0.2 million of modification expenses which were recognized in debt extinguishment and modification expenses in the accompanying Consolidated Statements of Operations. Other than the maturity and interest rate provisions described above, the material terms of the Unsecured Term Loan A remain unchanged.

On October 26, 2021, the Company entered into amendments to the Unsecured Term Loan E, the Unsecured Term Loan F, and the Unsecured Term Loan G ("Term Loan Amendments") that provide for reduced current interest rates on each of the loans of LIBOR plus a spread of 0.85% based on the Company's current debt rating (as defined in each loan agreement) and leverage level. In connection with the Term Loan Amendments, the Company incurred approximately $0.6 million in costs which are being deferred and amortized through the respective maturity dates. The Company also incurred approximately $1.2 million of modification expenses which were recognized in debt extinguishment and modification expenses in the accompanying Consolidated Statements of Operations. Other than the interest rate provisions described above, the material terms of the Unsecured Term Loan E, the Unsecured Term Loan F, and the Unsecured Term Loan G remain unchanged.

On October 26, 2021, the Company entered into an amendment to the Unsecured Term Loan D to conform certain provisions of such loan agreement to the unsecured credit facility.

On July 8, 2021, the Company entered into a note purchase agreement (the "July 2021 NPA") for the private placement by the Operating Partnership of $275.0 million senior unsecured notes (the "Series I Unsecured Notes") maturing September 29, 2031, with a fixed annual interest rate of 2.80%, and $50.0 million senior unsecured notes (the "Series J Unsecured Notes") maturing September 28, 2033, with a fixed annual interest rate of 2.95%. The July 2021 NPA contains a number of financial covenants substantially similar to the financial covenants contained in the Company's unsecured credit facility and other unsecured notes, plus a financial covenant that requires the Company to maintain a minimum interest coverage ratio of not less than 1.50:1.00.

The Operating Partnership issued the Series I Unsecured Notes and Series J Unsecured Notes on September 28, 2021. The Company and certain wholly owned subsidiaries of the Operating Partnership are guarantors of the unsecured notes.

On February 25, 2021, the Company assumed a mortgage note with United of Omaha Life Insurance Company of approximately $5.1 million in connection with the acquisition of the property located in Long Island, NY, which serves as collateral for the debt. The debt matures on October 1, 2039 and bears interest at 3.71% per annum. The assumed debt was recorded at fair value and a fair value discount of approximately $0.2 million was recorded. The fair value of debt was determined by discounting the future cash flows using the current rate of approximately 4.10% at which loans would be made to borrowers with similar credit ratings for loans with similar maturities, terms, and loan-to-value ratios. The fair value of the debt is based on Level 3 inputs and is a nonrecurring fair value measurement.

On February 5, 2021, the Company entered into an amendment to the unsecured credit facility (the "Credit Facility Amendment"). The Credit Facility Amendment provided for an increase in the aggregate commitments available for borrowing under the unsecured credit facility from $500 million to up to $750 million. In connection with the Credit Facility Amendment, the Company incurred approximately $1.2 million in costs which are being deferred and amortized through the maturity date of the unsecured credit facility. Other than the increase in the borrowing commitments, the material terms of the unsecured credit facility remain unchanged.

On February 5, 2021, the Company entered into an amendment to the Unsecured Term Loan G (the "Amendment to Unsecured Term Loan G"). The Amendment to Unsecured Term Loan G provided for an extension of the maturity date to February 5, 2026 and a reduced stated interest rate of one-month LIBOR plus a spread that ranges from 0.85% to 1.65% for LIBOR borrowings based on the Company's debt ratings. The Amendment to Unsecured Term Loan G also amended the provision for a minimum interest rate, or floor, for LIBOR borrowings to 0.00% and for Base Rate borrowings to 1.00%. In connection with the Amendment to Unsecured Term Loan G, the Company incurred approximately $1.6 million in costs which are being deferred and amortized through the new maturity date of February 5, 2026. The Company also incurred approximately $0.7 million of modification expenses which were recognized in debt extinguishment and modification expenses in the accompanying Consolidated Statements of Operations. Additionally, the Company reversed the previously accrued extension fees of approximately $1.1 million from the amendment to the Unsecured Term Loan G that was entered into on April 17, 2020, which resulted in a decrease to interest expense of approximately $0.3 million. Other than the maturity and interest rate provisions described above, the material terms of the Unsecured Term Loan G remain unchanged.

Financial Covenant Considerations

The Company's ability to borrow under the unsecured credit facility, unsecured term loans, and unsecured notes are subject to its ongoing compliance with a number of customary financial covenants, including:

- a maximum consolidated leverage ratio of not greater than 0.60:1.00;
- a maximum secured leverage ratio of not greater than 0.40:1.00;
- a maximum unencumbered leverage ratio of not greater than 0.60:1.00;
- a minimum fixed charge ratio of not less than or equal to 1.50:1.00;
- a minimum unsecured interest coverage ratio of not less than or equal to 1.75:1.00; and
- with respect to the unsecured notes, a minimum interest coverage ratio of not less than 1.50:1.00.

The Company was in compliance with all such applicable restrictions and financial and other covenants as of December 31, 2022 and 2021 related to its unsecured credit facility, unsecured term loans, and unsecured notes. In the event of a default under the unsecured credit facility or the unsecured term loans, the Company's dividend distributions are limited to the minimum amount necessary for the Company to maintain its status as a REIT.

Each of the Company's mortgage notes has specific properties and assignments of rents and leases that are collateral for these loans. The Wells Fargo Bank, National Association CMBS debt facility contained certain financial and other covenants and was repaid in full in 2022. The Company was in compliance with all such applicable restrictions and financial and other covenants as of December 31, 2021, related to the Wells Fargo Bank, National Association CMBS loan. The real estate net book value of the properties that are collateral for the Company's debt arrangements was approximately $14.8 million and $88.5 million at December 31, 2022 and 2021, respectively, and is limited to senior, property-level secured debt financing arrangements.

Fair Value of Debt

The following table summarizes the aggregate principal amount outstanding under the Company's debt arrangements and the corresponding estimate of fair value as of December 31, 2022 and 2021. The fair value of the Company's debt is based on Level 3 inputs.

Indebtedness (in thousands)	December 31, 2022		December 31, 2021	
	Principal Outstanding	Fair Value	Principal Outstanding	Fair Value
Unsecured credit facility	$ 175,000	$ 175,000	$ 296,000	$ 296,000
Unsecured term loans	1,025,000	1,025,000	975,000	975,224
Unsecured notes	1,300,000	1,150,283	900,000	937,183
Mortgage notes	8,040	6,855	54,983	56,323
Total principal amount	**2,508,040**	**$ 2,357,138**	**2,225,983**	**$ 2,264,730**
Net unamortized fair market value discount	(137)		(136)	
Total unamortized deferred financing fees and debt issuance costs	(9,123)		(7,585)	
Total carrying value	**$ 2,498,780**		**$ 2,218,262**	

Future Principal Payments of Debt

The following table summarizes the Company's aggregate future principal payments of the Company's debt at December 31, 2022.

Year	Future Principal Payments of Debt (in thousands)
2023	$ 103,502
2024	50,215
2025	550,223
2026	430,231
2027	170,240
Thereafter	1,203,629
Total aggregate principal payments	**$ 2,508,040**

5. Derivative Financial Instruments

Risk Management Objective of Using Derivatives

The Company's use of derivative instruments is limited to the utilization of interest rate swaps to manage interest rate risk exposure on existing and future liabilities and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and related costs associated with the Company's operating and financial structure.

The following table summarizes the Company's outstanding interest rate swaps as of December 31, 2022. All of the Company's interest rate swaps are designated as qualifying cash flow hedges.

Interest Rate Derivative Counterparty	Trade Date	Effective Date	Notional Amount (in thousands)	Fair Value (in thousands)	Pay Fixed Interest Rate	Receive Variable Interest Rate	Maturity Date
The Toronto-Dominion Bank	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8830 %	One-month Term SOFR	Jan-04-2023
Royal Bank of Canada	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8980 %	One-month Term SOFR	Jan-04-2023
Wells Fargo Bank, N.A.	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8750 %	One-month Term SOFR	Jan-04-2023
PNC Bank, N.A.	Jul-20-2017	Jul-28-2022	$ 25,000	$ 5	1.8860 %	One-month Term SOFR	Jan-04-2023
PNC Bank, N.A.	Jul-20-2017	Jul-28-2022	$ 50,000	$ 10	1.8850 %	One-month Term SOFR	Jan-04-2023
The Toronto-Dominion Bank	Apr-20-2020	Aug-10-2022	$ 75,000	$ 981	0.2660 %	One-month Term SOFR	Apr-18-2023
Wells Fargo Bank, N.A.	Apr-20-2020	Aug-10-2022	$ 75,000	$ 984	0.2520 %	One-month Term SOFR	Apr-18-2023
The Toronto-Dominion Bank	Apr-20-2020	Aug-10-2022	$ 75,000	$ 981	0.2660 %	One-month Term SOFR	Apr-18-2023
Wells Fargo Bank, N.A.	Apr-20-2020	Aug-10-2022	$ 75,000	$ 984	0.2520 %	One-month Term SOFR	Apr-18-2023
Bank of Montreal	Jul-24-2018	Jul-26-2022	$ 50,000	$ 999	2.9160 %	One-month Term SOFR	Jan-12-2024
The Toronto-Dominion Bank	Jul-24-2018	Jul-26-2022	$ 50,000	$ 1,003	2.9080 %	One-month Term SOFR	Jan-12-2024
PNC Bank, N.A.	Jul-24-2018	Jul-26-2022	$ 50,000	$ 997	2.9190 %	One-month Term SOFR	Jan-12-2024
U.S. Bank, N.A.	Jul-24-2018	Jul-26-2022	$ 25,000	$ 500	2.9120 %	One-month Term SOFR	Jan-12-2024
Wells Fargo Bank, N.A.	May-02-2019	Aug-15-2022	$ 50,000	$ 2,179	2.2360 %	One-month Term SOFR	Jan-15-2025
U.S. Bank, N.A.	May-02-2019	Aug-15-2022	$ 50,000	$ 2,182	2.2380 %	One-month Term SOFR	Jan-15-2025
Regions Bank	May-02-2019	Aug-15-2022	$ 50,000	$ 2,177	2.2389 %	One-month Term SOFR	Jan-15-2025
Bank of Montreal	Jul-16-2019	Aug-15-2022	$ 50,000	$ 2,700	1.7100 %	One-month Term SOFR	Jan-15-2025
U.S. Bank, N.A.	Feb-17-2021	Apr-18-2023	$ 150,000	$ 12,024	0.9520 %	One-month Term SOFR	Feb-5-2026
Wells Fargo Bank, N.A.	Feb-17-2021	Apr-18-2023	$ 75,000	$ 6,003	0.9460 %	One-month Term SOFR	Feb-5-2026
The Toronto-Dominion Bank	Feb-17-2021	Apr-18-2023	$ 75,000	$ 6,050	0.9355 %	One-month Term SOFR	Feb-5-2026
Regions Bank	Oct-26-2021	Aug-01-2022	$ 50,000	$ 4,953	1.3090 %	One-month Term SOFR	Mar-15-2027
Bank of Montreal	Oct-26-2021	Aug-01-2022	$ 50,000	$ 4,976	1.3090 %	One-month Term SOFR	Mar-15-2027
PNC Bank, N.A.	Oct-26-2021	Aug-01-2022	$ 50,000	$ 4,952	1.3150 %	One-month Term SOFR	Mar-15-2027
PNC Bank, N.A.	Jul-27-2022	Jan-04-2023	$ 50,000	$ 2,623	2.6420 %	One-month Term SOFR	Jan-25-2028
The Toronto-Dominion Bank	Jul-27-2022	Jan-04-2023	$ 50,000	$ 2,614	2.6530 %	One-month Term SOFR	Jan-25-2028
Regions Bank	Jul-27-2022	Jan-04-2023	$ 50,000	$ 2,583	2.6550 %	One-month Term SOFR	Jan-25-2028
U.S. Bank, N.A.	Jul-27-2022	Jan-12-2024	$ 75,000	$ 2,668	2.4865 %	One-month Term SOFR	Jan-25-2028
The Toronto-Dominion Bank	Jul-27-2022	Jan-12-2024	$ 50,000	$ 1,778	2.4910 %	One-month Term SOFR	Jan-25-2028
Wells Fargo Bank, N.A.	Jul-27-2022	Jan-12-2024	$ 50,000	$ 1,756	2.4930 %	One-month Term SOFR	Jan-25-2028
PNC Bank, N.A.	Jul-27-2022	Jul-27-2022	$ 50,000	$ 2,546	2.6790 %	One-month Term SOFR	Jan-25-2028

In connection with the Amended and Restated Unsecured Term Loans that were entered into on September 1, 2022, as discussed in Note 4, the Company transitioned all of its outstanding interest rate swaps to one-month Term SOFR. The Company made various Accounting Standards Codification Topic 848 elections related to changes in critical terms of the hedging relationships due to reference rate reform to not result in a dedesignation of these hedging relationships. As of December 31, 2022, all of the Company's interest rate swap agreements were indexed to one-month Term SOFR.

The following table summarizes the fair value of the interest rate swaps outstanding as of December 31, 2022 and 2021.

Balance Sheet Line Item (in thousands)	Notional Amount December 31, 2022	Fair Value December 31, 2022	Notional Amount December 31, 2021	Fair Value December 31, 2021
Interest rate swaps-Asset	$ 1,650,000	$ 72,223	$ 600,000	$ 5,220
Interest rate swaps-Liability	$ —	$ —	$ 825,000	$ (17,052)

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate swaps are to add stability to interest expense and to manage its exposure to interest rate movements. The Company uses interest rate swaps to fix the rate of its long term variable rate debt. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income (loss) and subsequently reclassified to interest expense in the same periods during which the hedged transaction affects earnings.

Amounts reported in accumulated other comprehensive income (loss) related to derivatives designated as qualifying cash flow hedges will be reclassified to interest expense as interest payments are made on the Company's variable rate debt. The Company estimates that approximately $39.8 million will be reclassified from accumulated other comprehensive income (loss) as a decrease to interest expense over the next 12 months.

The following table summarizes the effect of cash flow hedge accounting and the location of the amounts related to the Company's derivatives in the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

| | Year ended December 31, | | |
Effect of Cash Flow Hedge Accounting (in thousands)	2022	2021	2020
Income (loss) recognized in accumulated other comprehensive income (loss) on interest rate swaps	$ 85,726	$ 12,520	$ (35,548)
Income (loss) reclassified from accumulated other comprehensive income (loss) into income as interest expense	$ 1,640	$ (16,336)	$ (13,439)
Total interest expense presented in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$ 78,018	$ 63,484	$ 62,343

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

As of December 31, 2022, the Company had not breached the provisions of these agreements and had not posted any collateral related to these agreements.

Fair Value of Interest Rate Swaps

The Company's valuation of the interest rate swaps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs including interest rate curves. The fair values of interest rate swaps are determined by using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company or its counterparties. However, as of December 31, 2022 and 2021, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The following table summarizes the Company's financial instruments that were recorded at fair value on a recurring basis as of December 31, 2022 and 2021.

| Balance Sheet Line Item (in thousands) | Fair Value December 31, 2022 | Fair Value Measurements as of December 31, 2022 Using | | |
		Level 1	Level 2	Level 3
Interest rate swaps-Asset	$ 72,223	$ —	$ 72,223	$ —
Interest rate swaps-Liability	$ —	$ —	$ —	$ —

| Balance Sheet Line Item (in thousands) | Fair Value December 31, 2021 | Fair Value Measurements as of December 31, 2021 Using | | |
		Level 1	Level 2	Level 3
Interest rate swaps-Asset	$ 5,220	$ —	$ 5,220	$ —
Interest rate swaps-Liability	$ (17,052)	$ —	$ (17,052)	$ —

6. Equity

Preferred Stock

The Company is authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

On March 1, 2021, the Company gave notice to redeem all 3,000,000 issued and outstanding shares of the Series C Preferred Stock on March 31, 2021. The Company redeemed the Series C Preferred Stock on March 31, 2021 at a cash redemption price of $25.00 per share, plus accrued and unpaid dividends to, but excluding, the redemption date. The Company recognized a deemed dividend to the holders of the Series C Preferred Stock of approximately $2.6 million on the accompanying Consolidated Statements of Operations for the year ended December 31, 2021 related to redemption costs and the original issuance costs of the Series C Preferred Stock.

Common Stock

The Company is authorized to issue up to 300,000,000 shares of common stock, par value $0.01 per share.

The following table summarizes the terms of the Company's at-the-market ("ATM") common stock offering program as of December 31, 2022.

ATM Common Stock Offering Program	Date	Maximum Aggregate Offering Price (in thousands)	Aggregate Available as of December 31, 2022 (in thousands)
2022 $750 million ATM	February 17, 2022	$ 750,000	$ 750,000

The following tables summarize the activity for the ATM common stock offering program during the year ended December 31, 2022 and 2021 (in thousands, except share data).

| ATM Common Stock Offering Program | Year ended December 31, 2022 | | |
	Shares Sold	Weighted Average Price Per Share	Net Proceeds (in thousands)
2019 $600 million ATM[(1)]	128,335	$ 45.03	$ 5,721
Total/weighted average	**128,335**	**$ 45.03**	**$ 5,721**

(1) This program ended during the quarter ended March 31, 2022.

| ATM Common Stock Offering Program[(1)] | Year ended December 31, 2021 | | |
	Shares Sold	Weighted Average Price Per Share	Net Proceeds (in thousands)
2019 $600 million ATM[(2)]	5,110,002	$ 37.53	$ 189,974
Total/weighted average	**5,110,002**	**$ 37.53**	**$ 189,974**

(1) Excludes shares of common stock sold under the ATM common stock offering program on a forward basis or issued upon physical settlement of the related forward sale agreements during the period.
(2) This program ended during the quarter ended March 31, 2022.

On November 3, 2021, the Company completed an underwritten public offering of an aggregate of 8,000,000 shares of common stock at a price to the underwriters of $41.99 per share, consisting of (i) 5,250,000 shares offered directly by the Company and (ii) 2,750,000 shares offered by the forward dealer in connection with certain forward sales agreements. The offering closed on

November 8, 2021 and the Company received net proceeds from the sale of shares offered directly by the Company of approximately $220.4 million. On December 1, 2021, the underwriters exercised their option to purchase an additional 1,200,000 offered by the forward dealer in connection with certain forward sales agreements for an offering price of $41.87 per share and the underwriters' option closed on December 3, 2021. On December 27, 2021, the Company partially physically settled the forward sales agreement by issuing 2,750,000 shares of common stock and received net proceeds of approximately $115.0 million. On March 29, 2022, the Company physically settled in full the forward sales agreement by issuing 1,200,000 shares of common stock for net proceeds of approximately $49.7 million, or $41.39 per share.

On April 5, 2021, the Company sold 1,446,760 shares on a forward basis under the ATM common stock offering program at a price of $34.56 per share, or $50.0 million, and $34.2144 per share net of sales agent fees. The Company does not initially receive any proceeds from the sale of shares on a forward basis. On September 29, 2021, the Company physically settled in full the forward sales agreements under the ATM common stock offering program by issuing 1,446,760 shares of common stock and received net proceeds of approximately $48.4 million, or $33.4585 per share.

On November 16, 2020, the Company completed an underwritten public offering of an aggregate of 8,000,000 shares of common stock offered by the forward dealer in connection with certain forward sale agreements at a price to the underwriters of $30.02 per share. On December 15, 2020, the underwriters exercised their option to purchase an additional 1,200,000 shares for an offering price of $29.90 per share. The offering closed on November 19, 2020 and the underwriters' option closed on December 17, 2020. On December 23, 2020, the Company partially physically settled the forward sales agreements by issuing 4,518,077 shares of common stock and received net proceeds of approximately $135.0 million. On September 29, 2021, the Company physically settled in full the forward sales agreements by issuing the remaining 4,681,923 shares of common stock and received net proceeds of approximately $133.8 million, or $28.5791 per share.

On January 13, 2020, the Company completed an underwritten public offering of an aggregate of 10,062,500 shares of common stock at a price to the underwriters of $30.9022 per share, consisting of (i) 5,600,000 shares offered directly by the Company and (ii) 4,462,500 shares offered by the forward dealer in connection with certain forward sale agreements (including 1,312,500 shares offered pursuant to the underwriters' option to purchase additional shares, which option was exercised in full). The offering closed on January 16, 2020 and the Company received net proceeds from the sale of shares offered directly by the Company of approximately $173.1 million. On December 23, 2020, the Company physically settled the forward sales agreements in full by issuing 4,462,500 shares of common stock and received net proceeds of approximately $131.2 million.

Restricted Stock-Based Compensation

Pursuant to the 2011 Plan, the Company grants restricted shares of common stock to certain employees of the Company. The restricted shares of common stock are subject to time-based vesting. Restricted shares of common stock granted in 2022, 2021, and 2020, subject to the recipient's continued employment, will vest over four years in equal installments on January 1 of each year beginning in 2023, 2022, and 2021, respectively. Refer to Note 8 for details on restricted shares of common stock granted in connection with the settlement of certain performance units. Holders of restricted shares of common stock have voting rights and rights to receive dividends. Restricted shares of common stock may not be sold, assigned, transferred, pledged or otherwise disposed of and are subject to a risk of forfeiture prior to the expiration of the applicable vesting period.

The following table summarizes activity related to the Company's unvested restricted shares of common stock during the years ended December 31, 2022, 2021 and 2020.

Unvested Restricted Shares of Common Stock	Shares		Weighted Average Grant Date Fair Value per Share
Balance at December 31, 2019	193,045	$	24.38
Granted	75,419	$	31.60
Vested[1]	(81,408)	$	23.46
Forfeited	(2,166)	$	26.92
Balance at December 31, 2020	184,890	$	27.70
Granted	90,304	$	29.77
Vested[1]	(79,140)	$	27.01
Forfeited	(10,339)	$	30.32
Balance at December 31, 2021	185,715	$	28.86
Granted	58,580	$	44.19
Vested[1]	(73,556)	$	28.03
Forfeited	(14,036)	$	36.16
Balance at December 31, 2022	156,703	$	34.32

(1)   The Company repurchased and retired 25,836, 27,706, and 34,117, restricted shares of common stock that vested during the years ended December 31, 2022, 2021, and 2020, respectively.

The unrecognized compensation expense associated with the Company's restricted shares of common stock at December 31, 2022 was approximately $3.0 million and is expected to be recognized over a weighted average period of approximately 2.4 years.

The following table summarizes the fair value at vesting for the restricted shares of common stock that vested during the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,		
Vested Restricted Shares of Common Stock	**2022**	**2021**	**2020**
Vested restricted shares of common stock	73,556	79,140	81,408
Fair value of vested restricted shares of common stock (in thousands)	$ 3,528	$ 2,581	$ 2,568

7. Noncontrolling Interest

The following table summarizes the activity for noncontrolling interest in the Company during the years ended December 31, 2022, 2021 and 2020.

Noncontrolling Interest	LTIP Units	Other Common Units	Total Noncontrolling Common Units	Noncontrolling Interest Percentage
Balance at December 31, 2019	**1,697,358**	**2,039,494**	**3,736,852**	2.5 %
Granted/Issued	278,806	—	278,806	N/A
Forfeited	—	—	—	N/A
Conversions from LTIP units to Other Common Units	(283,741)	283,741	—	N/A
Redemptions from Other Common Units to common stock	—	(730,420)	(730,420)	N/A
Balance at December 31, 2020	**1,692,423**	**1,592,815**	**3,285,238**	2.0 %
Granted/Issued	405,844	—	405,844	N/A
Forfeited	—	—	—	N/A
Conversions from LTIP units to Other Common Units	(149,143)	149,143	—	N/A
Redemptions from Other Common Units to common stock	—	(171,318)	(171,318)	N/A
Balance at December 31, 2021	**1,949,124**	**1,570,640**	**3,519,764**	1.9 %
Granted/Issued	470,237	—	470,237	N/A
Forfeited	(6,791)	—	(6,791)	N/A
Conversions from LTIP units to Other Common Units	(98,494)	98,494	—	N/A
Redemptions from Other Common Units to common stock	—	(98,494)	(98,494)	N/A
Balance at December 31, 2022	**2,314,076**	**1,570,640**	**3,884,716**	2.1 %

The Company adjusts the carrying value of noncontrolling interest to reflect its share of the book value of the Operating Partnership when there has been a change in the Company's ownership of the Operating Partnership. Such adjustments are recorded to additional paid-in capital as a rebalancing of noncontrolling interest on the accompanying Consolidated Statements of Equity.

LTIP Units

LTIP units are granted to certain executive officers and senior employees of the Company as part of their compensation, and to independent directors for their service. LTIP units are valued by reference to the value of the Company's common stock and are subject to such conditions and restrictions as the compensation committee of the board of directors may determine, including continued employment or service. Vested LTIP units can be converted to Other Common Units on a one-for-one basis once an equity transaction has occurred that results in the accretion of the member's capital account to the economic equivalent of an Other Common Unit. All LTIP units, whether vested or not, will receive the same monthly per unit distributions as Other Common Units, which equal per share dividends on common stock.

LTIP units granted in January 2022, 2021, and 2020 to certain senior executive officers and senior employees, subject to the recipient's continued employment, will vest quarterly over four years, with the first vesting date having been March 31, 2022, 2021, and 2020, respectively. LTIP units granted in January 2022, 2021, and 2020 to independent directors, subject to the recipient's continued service, will vest on January 1, 2023, 2022, and 2021, respectively.

Refer to Note 8 for a discussion of the LTIP units granted in January 2023, 2022, and 2021, pursuant to the January 2020, 2019, and 2018 performance units, respectively.

The fair value of the LTIP units at the date of grant was determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation. The fair value of the LTIP units is based on Level 3 inputs and is a non-recurring fair value measurement. The following table summarizes the assumptions used in valuing such LTIP units granted during the years ended December 31, 2022, 2021 and 2020 (excluding those LTIP units granted pursuant to the settlements of performance units; refer to Note 8 for details).

LTIP Units Granted and Assumptions	Year ended December 31,		
	2022	2021	2020
Grant date	January 10, 2022	January 7, 2021	January 8, 2020
Expected term (years)	10	10	10
Expected stock price volatility	34.0 %	34.0 %	18.0 %
Expected dividend yield	4.0 %	5.0 %	5.75 %
Risk-free interest rate	1.204 %	0.229 %	1.61 %
Fair value of LTIP units at issuance (in thousands)	$ 4,385	$ 4,316	$ 4,030
LTIP units at issuance	104,241	153,430	136,741
Fair value unit price per LTIP unit at issuance	$ 42.07	$ 28.13	$ 29.47

The expected stock price volatility is based on a mix of the historical and implied volatilities of the Company and certain peer group companies. The expected dividend yield is based on the Company's average historical dividend yield and the dividend yield as of the valuation date for each award. The risk-free interest rate is based on U.S. Treasury note yields matching a three-year time period.

On August 17, 2021, the Company and David G. King, the Company's Executive Vice President and Director of Real Estate Operations, agreed that Mr. King's employment with the Company would terminate effective September 17, 2021. Pursuant to the terms and conditions of the executive employment agreement and the several LTIP unit agreements and performance award agreements between the Company and Mr. King, Mr. King received a severance package from the Company, including a lump sum cash payment, the continuation of certain insurance benefits, immediate vesting of outstanding LTIP units and eligibility to receive a pro-rated award payment for outstanding performance units. Accordingly, the Company accelerated the expense recognition of Mr. King's unvested LTIP units in the amount of approximately $0.5 million, which is included in general and administrative expenses for the year ended December 31, 2021 on the accompanying Consolidated Statements of Operations. Additionally, the unrecognized compensation expense associated with Mr. King's performance units will not be recognized. The Company also incurred approximately $1.6 million related to the lump sum cash payment and continuation of certain insurance benefits, which is included in general and administrative expenses during the year ended December 31, 2021 on the accompanying Consolidated Statements of Operations. On October 15, 2021, Mr. King received 57,100 shares of common stock for his pro-rated award payment for outstanding performance units.

The following table summarizes activity related to the Company's unvested LTIP units during the years ended December 31, 2022, 2021 and 2020.

Unvested LTIP Units	LTIP Units	Weighted Average Grant Date Fair Value per Share
Balance at December 31, 2019	227,348	$ 23.37
Granted	278,806	$ 29.47
Vested	(294,706)	$ 26.87
Forfeited	—	$ —
Balance at December 31, 2020	211,448	$ 26.54
Granted	405,844	$ 28.13
Vested	(427,184)	$ 27.47
Forfeited	—	$ —
Balance at December 31, 2021	190,108	$ 27.84
Granted	470,237	$ 42.07
Vested	(513,438)	$ 38.67
Forfeited	(6,791)	$ 34.02
Balance at December 31, 2022	140,116	$ 35.60

The unrecognized compensation expense associated with the Company's LTIP units at December 31, 2022 was approximately $2.6 million and is expected to be recognized over a weighted average period of approximately 2.4 years.

The following table summarizes the fair value at vesting for the LTIP units that vested during years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,		
Vested LTIP units	**2022**	**2021**	**2020**
Vested LTIP units	513,438	427,184	294,706
Fair value of vested LTIP units (in thousands)	$ 21,662	$ 16,390	$ 8,805

Other Common Units

Other Common Units and shares of the Company's common stock have essentially the same economic characteristics in that Other Common Units directly, and shares of the Company's common stock indirectly, through the Company's interest in the Operating Partnership, share equally in the total net income or loss distributions of the Operating Partnership. Subject to certain restrictions, investors who own Other Common Units have the right to cause the Operating Partnership to redeem any or all of their Other Common Units for cash equal to the then-current value of one share of the Company's common stock, or, at the Company's election, shares of common stock on a one-for-one basis. When redeeming the Other Common Unit for cash, the value of a share of common stock is calculated as the average common stock closing price on the NYSE for the 10 days immediately preceding the redemption notice date. Each Other Common Unit receives the same monthly distribution as a share of common stock.

8. Equity Incentive Plan

The 2011 Plan provides for the issuance of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock awards and other awards based on shares of the Company's common stock, such as LTIP units in the Operating Partnership, that may be made by the Company directly to the executive officers, directors, employees, and other individuals providing bona fide services to or for the Company.

Subject to certain adjustments identified within the 2011 Plan, the aggregate number of shares of the Company's common stock that may be awarded under the 2011 Plan is 6,642,461 shares. Under the 2011 Plan, each LTIP unit awarded will be equivalent to an award of one share of common stock reserved under the 2011 Plan, thereby reducing the number of shares of common stock available for other equity awards on a one-for-one basis.

The 2011 Plan may be terminated, amended, modified or suspended at any time by the board of directors, subject to stockholder approval as required by law or stock exchange rules. The 2011 Plan expires on April 30, 2028.

Under the 2011 Plan, the Company grants performance units to certain key employees of the Company. The ultimate value of the performance units depends on the Company's total stockholder return ("TSR") over a three-year period (the "measuring period"). At the end of the measuring period, the performance units convert into shares of common stock, or, at the Company's election and with the award recipient's consent, LTIP units or other securities ("Award Shares"), at a rate depending on the Company's TSR over the measuring period as compared to three different benchmarks and on the absolute amount of the Company's TSR. A recipient of performance units may receive as few as zero shares or as many as 250% of the number of target units, plus deemed dividends. The target amount of the performance units is nominally allocated as: (i) 25% to the Company's TSR compared to the TSR of an industry peer group; (ii) 25% to the Company's TSR compared to the TSR of a size-based peer group; and (iii) 50% to the Company's TSR compared to the TSR of the companies in the MSCI US REIT index.

No dividends are paid to the recipient during the measuring period. At the end of the measuring period, if the Company's TSR is such that the recipient earns Award Shares, the recipient will receive additional Award Shares relating to dividends deemed to have been paid and reinvested on the Award Shares. The Company, in the discretion of the compensation committee of the board of directors, may pay the cash value of the deemed dividends instead of issuing additional Award Shares. The Award Shares are immediately vested at the end of the measuring period.

In January 2022, 2021, and 2020, the Company granted performance units approved by the compensation committee of the board of directors, under the 2011 Plan to certain key employees of the Company. The measuring periods commenced on January 1, 2022, 2021, and 2020, respectively, and end on December 31, 2024, 2023, and 2022, respectively.

The fair value of the performance units as of the grant date was determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation. The fair value of the performance units is based on Level 3 inputs and non-recurring fair value measurements. The performance unit equity compensation expense is recognized ratably from the grant date into earnings over the respective vesting periods. The following table summarizes the assumptions used in valuing the performance units granted during the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,		
Performance Units Granted Assumptions	2022	2021	2020
Grant date	January 10, 2022	January 7, 2021	January 8, 2020
Expected stock price volatility	34.1 %	34.4 %	17.4 %
Expected dividend yield	4.0 %	5.0 %	5.75 %
Risk-free interest rate	1.1979 %	0.2271 %	1.59 %
Fair value of performance units grant (in thousands)	$ 6,289	$ 5,522	$ 5,389

The expected stock price volatility is based on a mix of the historical and implied volatilities of the Company and certain peer group companies. The expected dividend yield is based on the Company's average historical dividend yield and the dividend yield as of the valuation date for each award. The risk-free interest rate is based on U.S. Treasury note yields matching the three-year time period of the performance period.

During the years ended December 31, 2022, 2021, and 2020, it was determined that the Company's total stockholder return exceeded the threshold percentage and return hurdle for each of the 2020, 2019, and 2018 performance units, respectively. The following table summarizes the compensation committee of the board of directors approved issuances of LTIP units and shares of common stock for the conclusion of the measuring periods for performance units for the years ended December 31, 2022, 2021, and 2020.

Settlement of Performance Units in LTIP Units or Shares of Common Stock	2020 Performance Units	2019 Performance Units	2018 Performance Units[1]
Measuring period conclusion date	December 31, 2022	December 31, 2021	December 31, 2020
Issuance date	January 11, 2023	January 10, 2022	January 7, 2021
Vested LTIP units	167,844	365,996	127,671
Vested shares of common stock	40,660	27,934	44,591
Shares of common stock repurchased and retired	875	8,257	17,731

(1) The compensation committee of the board of directors also approved the issuance of 124,743 LTIP units and 6,352 restricted shares of common stock that vested in one year on December 31, 2021.

The unrecognized compensation expense associated with the Company's performance units at December 31, 2022 was approximately $5.0 million and is expected to be recognized over a weighted average period of approximately 1.7 years.

At December 31, 2022 and 2021, the number of shares available for issuance under the 2011 Plan were 1,269,097 and 1,634,019, respectively. The number of shares available for issuance under the 2011 Plan as of December 31, 2022 do not include an allocation for the 2022 and 2021 performance units as the awards were not determinable as of December 31, 2022. The number of shares available for issuance under the 2011 Plan as of December 31, 2021 do not include an allocation for the 2021 and 2020 performance units as the awards were not determinable as of December 31, 2021.

Non-cash Compensation Expense

The following table summarizes the amounts recorded in general and administrative expenses in the accompanying Consolidated Statements of Operations for the amortization of restricted shares of common stock, LTIP units, performance units, and the Company's director compensation for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,					
Non-Cash Compensation Expense (in thousands)	**2022**		**2021**		**2020**	
Restricted shares of common stock	$	2,103	$	2,236	$	1,924
LTIP units		3,996		6,489 (1)		3,903
Performance units		5,423		5,730		5,358
Director compensation[2]		504		488		496
Total non-cash compensation expense	$	**12,026**	$	**14,943**	$	**11,681**

(1) Inclusive of approximately $0.5 million non-cash compensation expense during the year ended December 31, 2021 associated with the severance cost of an executive officer, as discussed in Note 7.

(2) All of the Company's independent directors elected to receive shares of common stock in lieu of cash for their service during the years ended December 31, 2022, 2021 and 2020. The number of shares of common stock granted was calculated based on the trailing 10 days average common stock price on the third business day preceding the grant date.

9. Leases

Lessor Leases

The Company has operating leases in which it is the lessor for its rental property. Certain leases contain variable lease payments based upon changes in the Consumer Price Index ("CPI"). Billings for real estate taxes and other expenses are also considered to be variable lease payments. Certain leases contain options to renew or terminate the lease, and options for the lessee to purchase the rental property, all of which are predominately at the sole discretion of the lessee.

The following table summarizes the components of rental income included in the accompanying Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,					
Rental Income (in thousands)	**2022**		**2021**		**2020**	
Fixed lease payments	$	500,267	$	424,356	$	371,088
Variable lease payments		135,888		118,584		103,389
Straight-line rental income		17,893		18,565		12,711
Net increase (decrease) to rental income related to above and below market lease amortization		329		(2,073)		(4,363)
Total rental income	$	**654,377**	$	**559,432**	$	**482,825**

As of December 31, 2022 and December 31, 2021, the Company had accrued rental income of approximately $91.2 million and $75.8 million, respectively, included in tenant accounts receivable on the accompanying Consolidated Balance Sheets.

As of December 31, 2022 and December 31, 2021, the Company's total liability associated with tenant lease security deposits was approximately $19.1 million and $15.2 million, respectively, which is included in tenant prepaid rent and security deposits on the accompanying Consolidated Balance Sheets.

The following table summarizes the maturity of fixed lease payments under the Company's leases as of December 31, 2022.

Year	Maturity of Fixed Lease Payments (in thousands)	
2023	$	519,937
2024	$	482,016
2025	$	424,221
2026	$	347,440
2027	$	271,204
Thereafter	$	844,941

Lessee Leases

The Company has operating leases in which it is the lessee for its ground leases and corporate office leases. These leases have remaining lease terms of approximately 0.4 years to 47.7 years. Certain ground leases contain options to extend the leases for ten years to 20 years, all of which are reasonably certain to be exercised, and are included in the computation of the Company's right-of-use assets and operating lease liabilities.

The following table summarizes supplemental information related to operating lease right-of-use assets and operating lease liabilities recognized in the Company's Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021.

Operating Lease Term and Discount Rate	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)	31.2	29.0
Weighted average discount rate	6.7 %	6.6 %

The following table summarizes the operating lease cost included in the Company's Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,					
Operating Lease Cost (in thousands)		2022		2021		2020
Operating lease cost included in property expense attributable to ground leases	$	2,372	$	1,740	$	1,424
Operating lease cost included in general and administrative expense attributable to corporate office leases		1,747		1,735		1,592
Total operating lease cost	**$**	**4,119**	**$**	**3,475**	**$**	**3,016**

The following table summarizes supplemental cash flow information related to operating leases in the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,					
Operating Leases (in thousands)		2022		2021		2020
Cash paid for amounts included in the measurement of lease liabilities (operating cash flows)	$	3,784	$	2,426	$	2,355
Right-of-use assets obtained in exchange for new lease liabilities	$	—	$	146	$	7,718

The following table summarizes the maturity of operating lease liabilities under the Company's ground leases and corporate office leases as of December 31, 2022.

Year	Maturity of Operating Lease Liabilities[1] (in thousands)	
2023	$	3,875
2024		3,914
2025		3,959
2026		2,993
2027		2,023
Thereafter		81,962
Total lease payments		98,726
Less: Imputed interest		(63,626)
Present value of operating lease liabilities	**$**	**35,100**

(1) Operating lease liabilities do not include estimates of CPI rent changes required by certain ground lease agreements. Therefore, actual payments may differ from those presented.

10. Earnings Per Share

Under the two-class method of computing earnings per share, restricted shares of common stock are considered participating securities as these stock-based awards contain non-forfeitable rights to dividends, unless and until a forfeiture occurs, and these awards must be included in the computation of earnings per share pursuant to the two-class method. During the years ended December 31, 2022, 2021 and 2020, there were 161,704, 198,171 and 187,283, respectively, unvested shares of restricted stock on a weighted average basis that were considered participating securities. Participating securities are included in the computation of diluted earnings per share using the treasury stock method if the impact is more dilutive than the two-class method. Other potentially dilutive shares of common stock from the Company's performance units and forward sales agreements are considered when calculating diluted earnings per share.

The following table reconciles the numerators and denominators in the computation of basic and diluted earnings per common share for the years ended December 31, 2022, 2021 and 2020.

Earnings Per Share (in thousands, except per share data)		Year ended December 31,				
		2022		2021		2020
Numerator						
Net income attributable to common stockholders	$	178,089	$	188,175	$	196,720
Denominator						
Weighted average common shares outstanding — basic		178,753		163,442		148,791
Effect of dilutive securities[1]						
Share-based compensation		187		640		412
Shares issuable under forward sales agreements		—		8		12
Weighted average common shares outstanding — diluted		178,940		164,090		149,215
Net income per share — basic and diluted						
Net income per share attributable to common stockholders — basic	$	1.00	$	1.15	$	1.32
Net income per share attributable to common stockholders — diluted	$	1.00	$	1.15	$	1.32

(1)   During the years ended December 31, 2022, 2021, and 2020, there were 162, 198, and 187, unvested restricted shares of common stock (on a weighted average basis), respectively, that were not included in the computation of diluted earnings per share because the allocation of income under the two-class method was more dilutive.

11. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance subject to deductible requirements. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company has letters of credit of approximately $3.6 million as of December 31, 2022 related to construction projects and certain other agreements.

12. Employee Benefit Plans

Effective April 20, 2011, the Company adopted a 401(k) Defined Contribution Savings Plan (the "Plan") for its employees. Under the Plan, as amended, employees, as defined, are eligible to participate in the Plan after they have completed three months of service. The Company provides a discretionary match of 50% of the employee's contributions annually up to 6.0% of the employee's annual compensation, subject to a cap imposed by federal tax law. The Company's aggregate matching contribution for the years ended December 31, 2022, 2021 and 2020 was approximately $0.5 million, $0.5 million and $0.3 million, respectively. The Company's contribution is subject to vest over three years, such that employees who have been with the Company for three years are fully vested in past and future contributions.

13. Subsequent Events

The Company identified the following events subsequent to December 31, 2022 that are not recognized in the financial statements.

On January 5, 2023, the Company redeemed in full at maturity the $100.0 million in aggregate principal amount of the Series F Unsecured Notes with a fixed interest rate of 3.98%.

On January 11, 2023, the Company granted 55,954 restricted shares of common stock to certain employees of the Company pursuant to the 2011 Plan. The restricted shares of common stock granted will vest over four years in equal installments on January 1 of each year beginning January 1, 2024. The fair value of the restricted shares of common stock at the date of grant was $34.73 per share.

On January 11, 2023, the Company granted 26,392 LTIP units to non-employee, independent directors and 112,634 LTIP units to certain executive officers and senior employees pursuant to the 2011 Plan. The LTIP units granted to non-employee, independent directors will vest on January 1, 2024. The LTIP units granted to certain executive officers and senior employees will vest in equal quarterly installments over four years, with the first vesting date being March 31, 2023. The aggregate fair value of the LTIP units at the date of grant was approximately $4.6 million, as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using an expected term of ten years, a weighted average volatility factor of 37.0%, a weighted average expected dividend yield of 4.0%, and a weighted average risk-free interest rate of 3.9%. The fair value of the LTIP units is based on Level 3 inputs and is a non-recurring fair value measurement.

On January 11, 2023, the Company granted performance units to certain executive officers and senior employees pursuant to the 2011 Plan. The terms of the January 11, 2023 performance units are substantially the same as the performance units discussed in Note 8, except that the measuring period commenced on January 1, 2023 and ends on December 31, 2025, and the size-based peer group was eliminated. The target amount of the performance units granted on January 11, 2023 is nominally allocated as: (i) 50% to the Company's TSR compared to the TSR of an industry peer group; and (ii) 50% to the Company's TSR compared to the TSR of the companies in the MSCI US REIT index. The aggregate fair value of the performance units at the date of grant was approximately $4.5 million, as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a weighted average volatility factor of 37.4%, a weighted average expected dividend yield of 4.0%, and a weighted average risk-free interest rate of 3.906%. The fair value of the performance units is based on Level 3 inputs and is a non-recurring fair value measurement.

STAG Industrial, Inc.
Schedule III—Real Estate and Accumulated Depreciation
December 31, 2022
(in thousands)

State & City	Address	Encumbrances[1]	Initial Cost to STAG Industrial, Inc. Building & Improvements[2]	Land[3]	Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022 Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Alabama										
Birmingham	103 Shades Creek Circle	$ —	$ 6,779	$ 1,307	$ 97	$ 6,876	$ 1,307	$ 8,183	$ (472)	2020
Birmingham	2991 Shannon Oxmoor Road	—	5,828	1,341	—	5,828	1,341	7,169	(375)	2020
Birmingham	101 39th Street North	—	6,239	590	—	6,239	590	6,829	(129)	2022
Birmingham	101 Shades Creek Circle	—	3,958	836	167	4,125	836	4,961	(281)	2020
Montgomery	4300 Alatex Road	—	7,523	418	1,789	9,312	418	9,730	(2,269)	2016
Moody	2415 Highway 78 East	—	31,546	2,293	262	31,808	2,293	34,101	(1,595)	2021
Phenix City	16 Downing Drive	—	1,415	276	280	1,695	276	1,971	(525)	2012
Arizona										
Avondale	925 N. 127th Avenue	—	13,163	1,674	28	13,191	1,674	14,865	(2,260)	2017
Chandler	464 E. Chilton Drive	—	9,728	2,847	671	10,399	2,847	13,246	(676)	2020
Gilbert	335 South Hamilton Court	—	5,784	2,107	240	6,024	2,107	8,131	(302)	2021
Mesa	7447 E. Ray Road	—	7,930	1,277	311	8,241	1,277	9,518	(534)	2020
Tucson	6161 South Palo Verde Road	—	8,037	996	107	8,144	996	9,140	(1,357)	2018
Arkansas										
Bryant	3700 Bryant Crossing Drive	—	17,386	1,143	—	17,386	1,143	18,529	(990)	2021
Rogers	8th and Easy Street	—	7,878	1,072	1,625	9,503	1,072	10,575	(2,669)	2011
California										
Fresno	2624 E. Edgar Avenue	—	23,590	3,049	—	23,590	3,049	26,639	(392)	2022
Hollister	2401 Bert Drive	—	26,049	2,913	—	26,049	2,913	28,962	(431)	2022
Lodi	1170 South Guild Avenue	—	34,550	4,975	—	34,550	4,975	39,525	(2,301)	2020
McClellan	4841 Urbani Avenue	—	14,582	1,048	—	14,582	1,048	15,630	(1,320)	2020
Morgan Hill	18695 Madrone Parkway	—	7,608	2,562	—	7,608	2,562	10,170	(280)	2021
Morgan Hill	18255 Sutter Boulevard	—	19,849	3,943	—	19,849	3,943	23,792	(833)	2021
Rancho Cordova	2587 Mercantile Drive	—	4,346	678	33	4,379	678	5,057	(269)	2020
Rancho Cordova	2431 Mercantile Drive	—	4,747	498	322	5,069	498	5,567	(405)	2020
Roseville	8825 Washington Boulevard	—	11,411	2,140	—	11,411	2,140	13,551	(561)	2021
Sacramento	1635 Main Avenue	—	8,609	845	160	8,769	845	9,614	(574)	2020
Sacramento	5440 Stationers Way	—	21,258	2,203	150	21,408	2,203	23,611	(1,355)	2021
Sacramento	5601 Warehouse Way	—	8,137	1,347	804	8,941	1,347	10,288	(332)	2021
Sacramento	8500 Carbide Court	—	5,231	1,614	—	5,231	1,614	6,845	(190)	2021
Sacramento	8440 Florin Road	—	12,184	3,921	—	12,184	3,921	16,105	(517)	2021
Sacramento	900 National Drive	—	7,560	1,479	—	7,560	1,479	9,039	(273)	2021
Sacramento	7728 Wilbur Way	—	9,225	857	—	9,225	857	10,082	(1,016)	2019
San Diego	2055 Dublin Drive	—	14,895	2,290	322	15,217	2,290	17,507	(2,631)	2017
Stockton	4091 Gold River Lane	—	4,133	663	—	4,133	663	4,796	(282)	2020

			Initial Cost to STAG Industrial, Inc.		Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022				
State & City	Address	Encumbrances[1]	Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Stockton	3841 Metro Drive	—	12,552	1,806	524	13,076	1,806	14,882	(644)	2021
Stockton	3843 Gold River Lane	—	4,136	660	—	4,136	660	4,796	(281)	2020
West Sacramento	3525 Carlin Drive	—	33,707	4,350	—	33,707	4,350	38,057	—	2021
Colorado										
Grand Junction	2139 Bond Street	—	4,002	314	—	4,002	314	4,316	(924)	2015
Johnstown	4150 Ronald Reagan Boulevard	—	14,964	1,133	27	14,991	1,133	16,124	(1,341)	2019
Longmont	4300 Godding Hollow Parkway	—	5,322	734	903	6,225	734	6,959	(837)	2018
Loveland	4550 Byrd Drive	—	16,591	3,452	136	16,727	3,452	20,179	(623)	2021
Loveland	4510 Byrd Drive	—	14,134	3,047	2,928	17,062	3,047	20,109	(623)	2021
Connecticut										
Avon	60 Security Drive	—	1,282	107	239	1,521	107	1,628	(802)	2012
East Windsor	4 Craftsman Road	—	5,711	400	191	5,902	400	6,302	(1,296)	2016
East Windsor	24 Thompson Road	—	4,571	348	1,182	5,753	348	6,101	(1,854)	2012
Milford	200 Research Drive	—	13,853	1,650	236	14,089	1,650	15,739	(501)	2021
Milford	40 Pepes Farm Road	—	10,040	1,264	1,038	11,078	1,264	12,342	(2,308)	2017
North Haven	300 Montowese Avenue Extension	—	39,253	4,086	4,513	43,766	4,086	47,852	(10,599)	2015
Wallingford	5 Sterling Drive	—	6,071	585	317	6,388	585	6,973	(1,138)	2017
Delaware										
New Castle	400 Lukens Drive	—	17,767	2,616	198	17,965	2,616	20,581	(4,735)	2016
Florida										
Daytona Beach	530 Fentress Boulevard	—	875	1,237	2,381	3,256	1,237	4,493	(1,504)	2007
Fort Myers	16341 Domestic Avenue	—	22,005	2,729	—	22,005	2,729	24,734	(1,332)	2020
Jacksonville	775 Whittaker Road	—	3,391	451	415	3,806	451	4,257	(835)	2017
Jacksonville	9601 North Main Street	—	7,803	650	640	8,443	650	9,093	(1,712)	2017
Jacksonville	550 Gun Club Road	—	7,837	674	1,557	9,394	674	10,068	(1,953)	2017
Jacksonville	555 Zoo Parkway	—	7,025	596	1,016	8,041	596	8,637	(1,634)	2017
Jacksonville	9779 Pritchard Road	—	14,319	1,284	1,418	15,737	1,284	17,021	(1,705)	2019
Lake Worth	2230 4th Avenue North	—	2,530	1,533	—	2,530	1,533	4,063	(182)	2020
Lake Worth	3600 23rd Avenue South	—	4,729	1,502	—	4,729	1,502	6,231	(311)	2020
Lake Worth	2269 4th Avenue North	—	4,751	2,254	—	4,751	2,254	7,005	(337)	2020
Lakeland	4675 Drane Field Road	—	13,060	1,099	—	13,060	1,099	14,159	(883)	2020
Ocala	650 Southwest 27th Avenue	—	13,257	731	2,902	16,159	731	16,890	(4,002)	2013
Orlando	1854 Central Florida Parkway	—	4,814	1,339	1,530	6,344	1,339	7,683	(1,422)	2013
Orlando	7050 Overland Road	—	1,996	721	—	1,996	721	2,717	(674)	2012
Tampa	4330 Williams Road	—	6,390	829	71	6,461	829	7,290	(787)	2019
West Palm Beach	4268 Westroads Drive	—	6,835	2,906	600	7,435	2,906	10,341	(481)	2020
Georgia										
Atlanta	4200 SW Shirley Drive	—	8,382	1,679	542	8,924	1,679	10,603	(124)	2022
Augusta	1816 Tobacco Road	—	6,249	937	—	6,249	937	7,186	(1,127)	2018
Buford	4823 Roy Carlson Boulevard	—	9,195	1,061	985	10,180	1,061	11,241	(300)	2021
Calhoun	103 Enterprise Drive	—	2,743	388	79	2,822	388	3,210	(678)	2014
Dallas	351 Thomas D. Murphy Drive	—	1,712	475	—	1,712	475	2,187	(599)	2012

| | | | Initial Cost to STAG Industrial, Inc. | | Costs Capitalized Subsequent to Acquisition and Valuation Provision | Gross Amounts at Which Carried at December 31, 2022 | | | | |
| | | | | | | | | | | |
State & City	Address	Encumbrances(1)	Building & Improvements(2)	Land(3)		Building & Improvements	Land	Total	Accumulated Depreciation(4)	Year Acquired
Forest Park	5345 Old Dixie Highway	—	8,189	1,715	1,396	9,585	1,715	11,300	(2,129)	2016
Lithonia	1995 Lithonia Industrial Boulevard	—	18,052	943	197	18,249	943	19,192	(395)	2022
Norcross	4075 Blue Ridge Industrial Parkway	—	2,415	1,589	2,485	4,900	1,589	6,489	(744)	2016
Savannah	1086 Oracal Parkway	—	13,034	439	119	13,153	439	13,592	(3,174)	2014
Shannon	212 Burlington Drive	—	12,949	393	154	13,103	393	13,496	(3,247)	2013
Smyrna	3500 Highlands Parkway	—	3,092	264	1,722	4,814	264	5,078	(1,065)	2012
Statham	1965 Statham Drive	—	6,130	588	1,258	7,388	588	7,976	(2,187)	2012
Stone Mountain	1635 Stone Ridge Drive	—	2,548	612	780	3,328	612	3,940	(663)	2017
Idaho										
Idaho Falls	3900 South American Way	—	2,712	356	71	2,783	356	3,139	(773)	2013
Illinois										
Bartlett	1590 W. Stearns Road	—	19,493	2,198	449	19,942	2,198	22,140	(910)	2021
Batavia	1100 North Raddant Road	—	7,763	1,124	—	7,763	1,124	8,887	(505)	2020
Batavia	1862 Suncast Lane	—	4,427	598	274	4,701	598	5,299	(191)	2021
Batavia	1100 Paramount Parkway	—	4,238	618	—	4,238	618	4,856	(845)	2017
Belvidere	3458 Morreim Drive	—	4,083	442	255	4,338	442	4,780	(1,107)	2015
Belvidere	775 Logistics Drive	—	16,914	2,341	31	16,945	2,341	19,286	(3,377)	2017
Belvidere	725 Landmark Drive	—	3,485	538	121	3,606	538	4,144	(896)	2013
Belvidere	888 Landmark Drive	—	6,824	670	78	6,902	670	7,572	(1,687)	2013
Belvidere	3915 & 3925 Morreim Drive	—	4,291	668	—	4,291	668	4,959	(1,095)	2013
Belvidere	725 & 729 Logistics Drive	—	3,699	866	274	3,973	866	4,839	(1,123)	2013
Belvidere	857 Landmark Drive	—	8,269	1,542	1,665	9,934	1,542	11,476	(2,648)	2013
Belvidere	984 Landmark Drive	—	71	216	—	71	216	287	(71)	2013
Cary	680 Industrial Drive	—	3,331	498	16	3,347	498	3,845	(228)	2020
Crystal Lake	220 Exchange Drive	—	8,465	1,343	69	8,534	1,343	9,877	(409)	2021
Crystal Lake	300 Exchange Drive	—	9,742	1,568	—	9,742	1,568	11,310	(467)	2021
Crystal Lake	450 Congress Parkway	—	8,861	1,456	8	8,869	1,456	10,325	(452)	2021
Crystal Lake	215 Exchange Drive	—	10,737	1,790	—	10,737	1,790	12,527	(504)	2021
DeKalb	1085 Peace Road	—	4,505	489	—	4,505	489	4,994	(1,296)	2013
Elgin	1360 Madeline Lane	—	19,754	1,135	60	19,814	1,135	20,949	(668)	2021
Elgin	1385 Madeline Lane	—	15,366	1,057	213	15,579	1,057	16,636	(565)	2021
Elgin	1690 Cambridge Drive	—	3,332	270	—	3,332	270	3,602	(121)	2021
Elmhurst	934 North Church Road	—	6,326	874	—	6,326	874	7,200	(194)	2022
Gurnee	3818 Grandville Avenue & 1200 Northwestern Avenue	—	11,231	1,716	1,272	12,503	1,716	14,219	(3,019)	2014
Harvard	875 West Diggins Street	—	2,875	1,157	695	3,570	1,157	4,727	(1,115)	2013
Hodgkins	6600 River Road	—	30,599	2,570	—	30,599	2,570	33,169	(1,877)	2020
Hodgkins	6620 River Road	—	6,163	3,127	—	6,163	3,127	9,290	(291)	2021
Itasca	1251 W. Ardmore Avenue	—	3,621	1,223	—	3,621	1,223	4,844	(162)	2021
Itasca	1500 Bryn Mawr Avenue	—	3,871	2,073	—	3,871	2,073	5,944	(193)	2021
Itasca	1800 Bruning Drive	—	12,216	2,428	1,224	13,440	2,428	15,868	(3,270)	2016
Lisle	4925 Indiana Avenue	—	8,368	2,302	—	8,368	2,302	10,670	(1,017)	2019

			Initial Cost to STAG Industrial, Inc.		Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022				
State & City	Address	Encumbrances[1]	Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Machesney Park	7166 Greenlee Drive	—	3,525	300	43	3,568	300	3,868	(829)	2015
McHenry	831/833 Ridgeview Drive	—	3,818	576	120	3,938	576	4,514	(703)	2018
McHenry	921 Ridgeview Drive	—	4,010	448	27	4,037	448	4,485	(675)	2018
Montgomery	2001 Baseline Road	—	—	173	—	—	173	173	—	2018
Montgomery	2001 Baseline Road	—	12,373	2,190	2,996	15,369	2,190	17,559	(4,302)	2012
Saint Charles	3810-3820 Stern Avenue	—	7,028	1,321	—	7,028	1,321	8,349	(248)	2021
Saint Charles	3850 Ohio Avenue	—	5,976	1,160	—	5,976	1,160	7,136	(20)	2022
Sauk Village	21399 Torrence Avenue	—	5,405	877	676	6,081	877	6,958	(1,563)	2013
Schaumburg	710 East State Parkway	—	4,086	689	177	4,263	689	4,952	(364)	2020
Vernon Hills	888 Forest Edge Drive	—	9,383	2,416	465	9,848	2,416	12,264	(381)	2021
Waukegan	3751 Sunset Avenue	—	5,030	1,004	—	5,030	1,004	6,034	(941)	2017
West Chicago	1300 Northwest Avenue	—	2,036	768	772	2,808	768	3,576	(858)	2016
West Chicago	1400 Northwest Avenue	—	668	382	282	950	382	1,332	(238)	2016
West Chicago	1450 Northwest Avenue	—	768	450	272	1,040	450	1,490	(283)	2016
West Chicago	1145 & 1149 Howard	—	842	369	392	1,234	369	1,603	(295)	2016
West Chicago	1270 Nuclear Drive	—	892	216	315	1,207	216	1,423	(280)	2016
West Chicago	1726-1850 Blackhawk Drive	—	6,135	915	1,283	7,418	915	8,333	(1,801)	2016
West Dundee	901-907 Wesemann Drive	—	12,640	948	45	12,685	948	13,633	(491)	2021
Wood Dale	321 Forster Avenue	—	4,982	1,226	—	4,982	1,226	6,208	(957)	2016
Woodstock	1005 Courtaulds Drive	—	3,796	496	183	3,979	496	4,475	(1,264)	2012
Indiana										
Albion	600 South 7th Street	—	407	53	—	407	53	460	(318)	2006
Albion	1514 Progress Drive	—	1,443	126	—	1,443	126	1,569	(562)	2006
Elkhart	2701 Marina Drive	—	210	25	143	353	25	378	(133)	2007
Elkhart	23590 County Road 6	—	3,519	422	1,175	4,694	422	5,116	(1,649)	2007
Fort Wayne	3424 Centennial Drive	—	3,076	112	3	3,079	112	3,191	(739)	2014
Goshen	2600 College Avenue	—	5,998	1,442	1,824	7,822	1,442	9,264	(2,386)	2011
Greenwood	2441 E. Main Street	—	12,745	911	—	12,745	911	13,656	(656)	2021
Indianapolis	7701 West New York Street	—	3,931	620	—	3,931	620	4,551	(179)	2021
Jeffersonville	101 Jacobs Way	—	35,174	2,891	—	35,174	2,891	38,065	(375)	2022
Lafayette	1520 Kepner Drive	—	2,205	295	65	2,270	295	2,565	(618)	2012
Lafayette	1540-1530 Kepner Drive	—	3,405	410	372	3,777	410	4,187	(1,008)	2012
Lafayette	1521 Kepner Drive	—	7,920	906	514	8,434	906	9,340	(2,389)	2012
Lebanon	100 Purity Drive	—	21,160	1,654	—	21,160	1,654	22,814	(3,000)	2018
Lebanon	800 Edwards Drive	—	36,091	2,359	—	36,091	2,359	38,450	(3,531)	2019
Lebanon	121 N. Enterprise Boulevard	—	50,300	2,948	—	50,300	2,948	53,248	(4,466)	2019
Marion	2201 E. Loew Road	—	2,934	243	718	3,652	243	3,895	(1,164)	2012
Portage	6515 Ameriplex Drive	—	28,094	1,626	425	28,519	1,626	30,145	(3,331)	2019
Portage	725 George Nelson Drive	—	5,416	—	—	5,416	—	5,416	(1,474)	2012
South Bend	3310 William Richardson Court	—	4,718	411	294	5,012	411	5,423	(1,434)	2012
Yoder	2909 Pleasant Center Road	—	24,504	941	665	25,169	941	26,110	(2,480)	2020
Iowa										

State & City	Address	Encumbrances[1]	Initial Cost to STAG Industrial, Inc.		Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022			Accumulated Depreciation[4]	Year Acquired
			Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total		
Ankeny	5910 Southeast Rio Circle	—	13,709	846	105	13,814	846	14,660	(1,352)	2019
Ankeny	6150 Southeast Rio Circle	—	19,104	1,421	—	19,104	1,421	20,525	(618)	2021
Council Bluffs	1209 31st Avenue	—	4,438	414	—	4,438	414	4,852	(759)	2017
Des Moines	3915 Delaware Avenue	—	9,342	1,685	28	9,370	1,685	11,055	(363)	2021
Des Moines	1900 E. 17th Street	—	4,477	556	—	4,477	556	5,033	(767)	2018
Marion	6301 North Gateway Drive	—	2,229	691	188	2,417	691	3,108	(772)	2013
Kansas										
Edwardsville	9601 Woodend Road	—	13,007	1,360	544	13,551	1,360	14,911	(2,695)	2017
Lenexa	9700 Lackman Road	—	9,649	1,759	33	9,682	1,759	11,441	(1,105)	2019
Lenexa	14000 Marshall Drive	—	7,610	2,368	—	7,610	2,368	9,978	(2,755)	2014
Olathe	1202 South Lone Elm Road	—	16,272	1,193	67	16,339	1,193	17,532	(1,826)	2019
Olathe	16231 South Lone Elm Road	—	20,763	2,431	4,199	24,962	2,431	27,393	(6,257)	2016
Wichita	2655/2755 South Eastmoor Street	—	1,815	88	10	1,825	88	1,913	(512)	2012
Wichita	2652 South Eastmoor Street	—	1,839	107	183	2,022	107	2,129	(625)	2012
Wichita	2510 South Eastmoor Street	—	833	76	181	1,014	76	1,090	(428)	2012
Kentucky										
Bardstown	300 Spencer Mattingly Lane	—	2,295	379	125	2,420	379	2,799	(896)	2007
Danville	1355 Lebanon Road	—	11,593	965	4,325	15,918	965	16,883	(4,958)	2011
Erlanger	1500-1532 Interstate Drive	—	3,791	635	346	4,137	635	4,772	(985)	2016
Florence	9200 Brookfield Court	—	7,914	863	88	8,002	863	8,865	(1,196)	2019
Florence	1100 Burlington Pike	—	10,858	3,109	282	11,140	3,109	14,249	(2,334)	2018
Hebron	2151 Southpark Drive	—	4,526	370	773	5,299	370	5,669	(1,356)	2014
Louisville	6350 Ladd Avenue	—	3,615	386	1,326	4,941	386	5,327	(1,345)	2011
Louisville	6400 Ladd Avenue	—	5,767	616	1,745	7,512	616	8,128	(2,035)	2011
Louisiana										
Baton Rouge	6565 Exchequer Drive	—	5,871	1,619	626	6,497	1,619	8,116	(835)	2019
Baton Rouge	6735 Exchequer Drive	—	6,682	2,567	—	6,682	2,567	9,249	(987)	2019
Baton Rouge	12100 Little Cayman Avenue	—	15,402	1,962	42	15,444	1,962	17,406	(2,443)	2018
Shreveport	7540 Bert Kouns Industrial Loop	—	5,572	1,804	1,276	6,848	1,804	8,652	(1,457)	2015
Maine										
Biddeford	1 Baker's Way	—	8,164	1,369	4,849	13,013	1,369	14,382	(3,241)	2016
Gardiner	47 Market Street	—	8,983	948	23	9,006	948	9,954	(2,429)	2016
Lewiston	19 Mollison Way	—	5,374	173	1,064	6,438	173	6,611	(2,442)	2007
Portland	125 Industrial Way	—	3,648	891	284	3,932	891	4,823	(1,008)	2012
Maryland										
Elkridge	6685 Santa Barbara Court	—	8,776	2,982	38	8,814	2,982	11,796	(1,095)	2019
Hagerstown	11835 Newgate Boulevard	—	55,177	6,036	—	55,177	6,036	61,213	(1,978)	2021
Hagerstown	11841 Newgate Boulevard	—	55,448	6,174	133	55,581	6,174	61,755	(2,060)	2021
Hagerstown	105 Enterprise Lane	—	11,213	3,472	—	11,213	3,472	14,685	(683)	2021
Hampstead	630 Hanover Pike	—	34,933	780	2,738	37,671	780	38,451	(9,145)	2013
Hunt Valley	11100 Gilroy Road	—	4,904	538	—	4,904	538	5,442	(253)	2021
White Marsh	6210 Days Cove Road	—	6,912	963	774	7,686	963	8,649	(978)	2018

| | | | Initial Cost to STAG Industrial, Inc. | | Costs Capitalized Subsequent to Acquisition and Valuation Provision | Gross Amounts at Which Carried at December 31, 2022 | | | | |
State & City	Address	Encumbrances(1)	Building & Improvements(2)	Land(3)		Building & Improvements	Land	Total	Accumulated Depreciation(4)	Year Acquired
Massachusetts										
Chicopee	2189 Westover Road	—	5,614	504	3,145	8,759	504	9,263	(1,651)	2012
Hudson	4 Robert Bonazzoli Avenue	—	12,662	723	76	12,738	723	13,461	(513)	2021
Malden	219 Medford Street	—	2,817	366	—	2,817	366	3,183	(1,124)	2007
Malden	243 Medford Street	—	3,961	507	—	3,961	507	4,468	(1,580)	2007
Middleborough	16 Leona Drive	—	7,243	2,397	—	7,243	2,397	9,640	(1,337)	2019
Norton	202 South Washington Street	—	6,105	2,839	250	6,355	2,839	9,194	(1,872)	2011
South Easton	55 Bristol Drive	—	5,826	403	481	6,307	403	6,710	(957)	2017
Sterling	15 Chocksett Road	—	10,797	1,472	—	10,797	1,472	12,269	(453)	2021
Stoughton	100 Campanelli Parkway	—	2,613	2,256	1,660	4,273	2,256	6,529	(1,564)	2015
Stoughton	12 Campanelli Parkway	—	1,138	538	293	1,431	538	1,969	(446)	2015
Westborough	35 Otis Street	—	5,733	661	23	5,756	661	6,417	(1,104)	2016
Michigan										
Belleville	8200 Haggerty Road	—	6,484	724	616	7,100	724	7,824	(1,321)	2017
Canton	47440 Michigan Avenue	—	23,732	2,378	180	23,912	2,378	26,290	(2,401)	2020
Chesterfield	50501 E. Russell Schmidt	—	1,099	207	12	1,111	207	1,318	(440)	2007
Chesterfield	50371 E. Russell Schmidt	—	798	150	477	1,275	150	1,425	(428)	2007
Chesterfield	50271 E. Russell Schmidt	—	802	151	210	1,012	151	1,163	(458)	2007
Chesterfield	50900 E. Russell Schmidt	—	5,006	942	2,365	7,371	942	8,313	(2,931)	2007
Grand Rapids	5445 International Parkway	—	7,082	1,241	43	7,125	1,241	8,366	(548)	2020
Grand Rapids	5079 33rd Street	—	4,907	892	—	4,907	892	5,799	(136)	2022
Grand Rapids	5333 33rd Street	—	3,460	1,052	—	3,460	1,052	4,512	(127)	2022
Grand Rapids	5050 Kendrick Street, SE	—	7,332	169	34	7,366	169	7,535	(1,809)	2015
Holland	4757 128th Avenue	—	3,273	279	208	3,481	279	3,760	(949)	2012
Kentwood	4660 East Paris Avenue, SE	—	7,955	307	29	7,984	307	8,291	(1,047)	2019
Kentwood	4647 60th Street SE	—	16,933	1,256	1,803	18,736	1,256	19,992	(694)	2021
Kentwood	4070 East Paris Avenue	—	2,436	407	120	2,556	407	2,963	(664)	2013
Lansing	7009 West Mount Hope Highway	—	7,706	501	7,357	15,063	501	15,564	(3,602)	2011
Lansing	2780 Sanders Road	—	3,961	580	43	4,004	580	4,584	(1,092)	2012
Lansing	5640 Pierson Highway	—	7,056	429	100	7,156	429	7,585	(2,084)	2012
Lansing	2051 South Canal Road	—	5,176	907	—	5,176	907	6,083	(1,413)	2013
Livonia	38150 Plymouth Road	—	7,032	1,390	582	7,614	1,390	9,004	(1,331)	2018
Livonia	38220 Plymouth Road	—	8,918	848	987	9,905	848	10,753	(1,229)	2018
Marshall	1511 George Brown Drive	—	1,042	199	130	1,172	199	1,371	(369)	2013
Novi	22925 Venture Drive	—	3,649	252	363	4,012	252	4,264	(1,090)	2012
Novi	25250 Regency Drive	—	6,035	626	23	6,058	626	6,684	(1,530)	2015
Novi	43800 Gen Mar Drive	—	16,918	1,381	925	17,843	1,381	19,224	(2,571)	2018
Plymouth	14835 Pilot Drive	—	4,620	365	250	4,870	365	5,235	(1,165)	2015
Redford	12100 Inkster Road	—	6,114	728	50	6,164	728	6,892	(1,615)	2017
Romulus	9800 Inkster Road	—	14,942	1,254	—	14,942	1,254	16,196	(2,643)	2018
Romulus	27651 Hildebrandt Road	—	14,949	1,080	289	15,238	1,080	16,318	(2,948)	2017

			Initial Cost to STAG Industrial, Inc.			Gross Amounts at Which Carried at December 31, 2022				
State & City	Address	Encumbrances[1]	Building & Improvements[2]	Land[3]	Costs Capitalized Subsequent to Acquisition and Valuation Provision	Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Sterling Heights	42600 Merrill Street	—	4,191	1,133	1,385	5,576	1,133	6,709	(1,454)	2012
Walker	2640 Northridge Drive	—	4,593	855	342	4,935	855	5,790	(1,444)	2011
Warren	13301 Stephens Road	—	5,820	502	116	5,936	502	6,438	(1,136)	2017
Warren	27027 Mound Road	—	17,584	1,984	—	17,584	1,984	19,568	(1,684)	2020
Warren	25295 Guenther Road	—	19,273	531	—	19,273	531	19,804	(986)	2021
Warren	7500 Tank Avenue	—	16,035	1,290	—	16,035	1,290	17,325	(3,658)	2016
Wixom	48238 Frank Street	—	14,433	293	—	14,433	293	14,726	(509)	2021
Zeeland	750 E. Riley Avenue	—	12,100	487	—	12,100	487	12,587	(1,745)	2019
Minnesota										
Blaine	3705 95th Avenue NE	—	16,873	2,258	—	16,873	2,258	19,131	(2,160)	2019
Bloomington	11300 Hampshire Avenue South	—	8,582	1,702	23	8,605	1,702	10,307	(1,502)	2018
Brooklyn Park	6688 93rd Avenue North	—	11,988	1,926	—	11,988	1,926	13,914	(2,396)	2016
Carlos	4750 County Road 13 NE	—	5,855	960	151	6,006	960	6,966	(1,962)	2011
Eagan	3355 Discovery Road	—	15,290	2,526	—	15,290	2,526	17,816	(2,070)	2019
Inver Grove Height	8450 Courthouse Boulevard	—	6,964	2,595	—	6,964	2,595	9,559	(416)	2021
Maple Grove	6250 Sycamore Lane North	—	6,634	969	473	7,107	969	8,076	(1,450)	2017
Maple Grove	8175 Jefferson Highway	—	10,397	2,327	143	10,540	2,327	12,867	(918)	2020
Mendota Heights	2250 Pilot Knob Road	—	3,492	1,494	1,062	4,554	1,494	6,048	(1,037)	2018
New Hope	5520 North Highway 169	—	1,902	1,919	449	2,351	1,919	4,270	(675)	2013
Newport	710 Hastings Avenue	—	8,367	1,765	—	8,367	1,765	10,132	(284)	2021
Oakdale	550 Hale Avenue	—	6,556	647	202	6,758	647	7,405	(1,039)	2019
Oakdale	585-595 Hale Avenue	—	5,022	1,396	298	5,320	1,396	6,716	(897)	2018
Plymouth	9800 13th Avenue North	—	4,978	1,599	—	4,978	1,599	6,577	(1,013)	2018
Plymouth	6050 Nathan Lane	—	5,855	1,109	24	5,879	1,109	6,988	(723)	2019
Plymouth	6075 Trenton Lane North	—	6,919	1,569	—	6,919	1,569	8,488	(824)	2019
Savage	14399 Huntington Avenue	—	3,836	3,194	1,253	5,089	3,194	8,283	(1,614)	2014
Shakopee	5101/4901 Valley Industrial Boulevard	—	11,596	584	—	11,596	584	12,180	(314)	2022
Shakopee	1451 Dean Lakes Trail	—	12,496	927	61	12,557	927	13,484	(1,223)	2019
Saint Paul	1700 Wynne Avenue	—	23,675	2,258	—	23,675	2,258	25,933	(905)	2021
South Saint Paul	411 Farwell Avenue	—	14,975	2,378	498	15,473	2,378	17,851	(2,626)	2018
Mississippi										
Southaven	228 Access Drive	—	28,566	1,000	26	28,592	1,000	29,592	(1,985)	2020
Missouri										
Berkeley	8901 Springdale Avenue	—	9,859	1,423	—	9,859	1,423	11,282	(410)	2021
Earth City	1 American Eagle Plaza	—	2,751	1,123	60	2,811	1,123	3,934	(674)	2016
Fenton	2501 & 2509 Cassens Drive	—	9,358	791	—	9,358	791	10,149	(1,044)	2019
Hazelwood	7275 Hazelwood Avenue	—	5,030	1,382	1,599	6,629	1,382	8,011	(1,959)	2011
Kansas City	4001 North Norfleet Road	—	48,342	4,239	—	48,342	4,239	52,581	(1,579)	2022
O'Fallon	6705 Keaton Corporate Parkway	—	3,606	1,233	401	4,007	1,233	5,240	(949)	2017
O'Fallon	3801 Lloyd King Drive	—	2,579	1,242	829	3,408	1,242	4,650	(1,053)	2011
Nebraska										
Bellevue	10601 S 15th Street	—	20,384	1,691	—	20,384	1,691	22,075	(1,385)	2021

| | | | Initial Cost to STAG Industrial, Inc. | | Costs Capitalized Subsequent to Acquisition and Valuation Provision | Gross Amounts at Which Carried at December 31, 2022 | | | | |
State & City	Address	Encumbrances[1]	Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
La Vista	11720 Peel Circle	—	14,679	1,232	—	14,679	1,232	15,911	(512)	2021
Omaha	10488 S. 136th Street	—	13,736	1,602	52	13,788	1,602	15,390	(1,588)	2019
Omaha	9995 I Street	—	3,202	572	164	3,366	572	3,938	(363)	2019
Omaha	10025 I Street	—	2,449	579	133	2,582	579	3,161	(351)	2019
Omaha	9931 South 136th Street	—	2,636	828	221	2,857	828	3,685	(127)	2021
Omaha	9950 South 134th Street	—	3,398	868	—	3,398	868	4,266	(135)	2021
Nevada										
Fernley	190 Resource Drive	—	11,401	1,034	—	11,401	1,034	12,435	(612)	2021
Las Vegas	730 Pilot Road	—	12,390	2,615	236	12,626	2,615	15,241	(2,079)	2018
Las Vegas	3450 West Teco Avenue	—	3,259	770	117	3,376	770	4,146	(566)	2017
Paradise	4565 Wynn Road	—	4,514	949	—	4,514	949	5,463	(516)	2019
Paradise	6460 Arville Street	—	3,415	1,465	251	3,666	1,465	5,131	(538)	2019
Reno	9025 Moya Boulevard	—	3,356	1,372	107	3,463	1,372	4,835	(960)	2014
Sparks	325 E. Nugget Avenue	—	6,328	938	977	7,305	938	8,243	(1,789)	2017
New Hampshire										
Londonderry	29 Jack's Bridge Road/Clark Road	—	6,683	730	—	6,683	730	7,413	(1,949)	2013
Nashua	80 Northwest Boulevard	—	8,470	1,431	487	8,957	1,431	10,388	(2,380)	2014
New Jersey										
Branchburg	291 Evans Way	—	10,852	2,367	149	11,001	2,367	13,368	(1,093)	2019
Burlington	8 Campus Drive	—	15,797	3,267	266	16,063	3,267	19,330	(964)	2015
Burlington	6 Campus Drive	—	19,577	4,030	1,356	20,933	4,030	24,963	(5,011)	2015
Franklin Township	17 & 20 Veronica Avenue	—	8,264	2,272	1,555	9,819	2,272	12,091	(2,157)	2017
Lumberton	101 Mount Holly Bypass	—	6,372	1,121	—	6,372	1,121	7,493	(1,036)	2019
Moorestown	550 Glen Avenue	—	5,678	466	80	5,758	466	6,224	(793)	2019
Moorestown	600 Glen Court	—	4,749	510	40	4,789	510	5,299	(750)	2019
Mt. Laurel	103 Central Avenue	—	6,695	616	942	7,637	616	8,253	(538)	2020
Pedricktown	One Gateway Boulevard	—	10,250	2,414	4,544	14,794	2,414	17,208	(2,172)	2017
Swedesboro	2165 Center Square Road	—	5,129	1,212	818	5,947	1,212	7,159	(1,046)	2017
Westampton	800 Highland Drive	—	27,336	3,647	—	27,336	3,647	30,983	(676)	2021
New Mexico										
Santa Teresa	150 Earhardt Drive	—	8,906	723	—	8,906	723	9,629	(131)	2022
New York										
Buffalo	1236-50 William Street	—	2,924	146	—	2,924	146	3,070	(862)	2012
Cheektowaga	40-60 Industrial Parkway	—	2,699	216	1,032	3,731	216	3,947	(1,280)	2011
Farmington	5786 Collett Road	—	5,282	410	896	6,178	410	6,588	(2,200)	2007
Gloversville	125 Belzano Drive	—	1,299	117	7	1,306	117	1,423	(404)	2012
Gloversville	122 Belzano Drive	—	2,559	151	73	2,632	151	2,783	(751)	2012
Gloversville	109 Belzano Drive	—	1,486	154	164	1,650	154	1,804	(480)	2012
Johnstown	123 Union Avenue	—	1,592	216	33	1,625	216	1,841	(445)	2012
Johnstown	231 Enterprise Drive	—	955	151	96	1,051	151	1,202	(369)	2012
Johnstown	150 Enterprise Avenue	—	1,440	140	—	1,440	140	1,580	(470)	2012
Rochester	2883 Brighton Henrietta Townline Road	—	6,979	619	601	7,580	619	8,199	(543)	2020

State & City	Address	Encumbrances[1]	Initial Cost to STAG Industrial, Inc.		Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022			Accumulated Depreciation[4]	Year Acquired
			Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total		
Rochester	1350 Scottsville Road	—	6,746	208	—	6,746	208	6,954	(638)	2020
Ronkonkoma	845 South 1st Street	(4,744)	6,091	1,213	40	6,131	1,213	7,344	(381)	2021
North Carolina										
Catawba	3389 Catawba Industrial Place	—	8,166	1,692	—	8,166	1,692	9,858	(593)	2020
Charlotte	1401 Tar Heel Road	—	3,842	515	63	3,905	515	4,420	(759)	2015
Charlotte	2027 Gateway Boulevard	—	3,654	913	30	3,684	913	4,597	(555)	2018
Charlotte	3115 Beam Road	—	4,839	369	179	5,018	369	5,387	(392)	2020
Durham	2702 Weck Drive	—	2,589	753	138	2,727	753	3,480	(632)	2015
Garner	2337 US Highway 70E	—	11,790	3,420	—	11,790	3,420	15,210	(832)	2020
Greensboro	415 Westcliff Road	—	6,383	691	208	6,591	691	7,282	(957)	2018
Huntersville	13201 Reese Boulevard Unit 100	—	3,123	1,061	980	4,103	1,061	5,164	(1,077)	2012
Lexington	200 Woodside Drive	—	3,863	232	1,345	5,208	232	5,440	(1,601)	2011
Mebane	7412 Oakwood Street	—	4,570	481	552	5,122	481	5,603	(1,548)	2012
Mebane	7600 Oakwood Street	—	4,148	443	—	4,148	443	4,591	(1,302)	2012
Mebane	7110 E. Washington Street	—	4,981	358	1,338	6,319	358	6,677	(1,514)	2013
Mocksville	171 Enterprise Way	—	5,582	1,091	459	6,041	1,091	7,132	(771)	2019
Mooresville	119 Super Sport Drive	—	17,889	4,195	334	18,223	4,195	22,418	(3,038)	2017
Mooresville	313 Mooresville Boulevard	—	6,968	701	466	7,434	701	8,135	(2,269)	2011
Mountain Home	199 N. Egerton Road	—	2,359	523	—	2,359	523	2,882	(571)	2014
Newton	1500 Prodelin Drive	—	7,338	732	1,283	8,621	732	9,353	(2,069)	2011
Pineville	10519 Industrial Drive	—	1,179	392	—	1,179	392	1,571	(312)	2012
Rural Hall	300 Forum Parkway	—	5,375	439	1,007	6,382	439	6,821	(2,035)	2011
Salisbury	990 Cedar Springs Road	—	5,009	1,535	2,625	7,634	1,535	9,169	(1,659)	2017
Smithfield	3250 Highway 70 Business West	—	10,397	613	72	10,469	613	11,082	(2,023)	2011
Troutman	279 & 281 Old Murdock Road	—	13,392	802	297	13,689	802	14,491	(2,243)	2018
Winston-Salem	2655 Annapolis Drive	—	10,716	610	16	10,732	610	11,342	(2,863)	2014
Youngsville	200 K-Flex Way	—	16,150	1,836	—	16,150	1,836	17,986	(2,296)	2018
Ohio										
Bedford Heights	26801 Fargo Avenue	—	5,267	837	955	6,222	837	7,059	(1,514)	2017
Boardman	365 McClurg Road	—	3,473	282	872	4,345	282	4,627	(1,785)	2007
Canal Winchester	6200-6250 Winchester Boulevard	—	37,431	6,403	—	37,431	6,403	43,834	(1,649)	2021
Canal Winchester	6260-6300 Winchester Boulevard	—	19,432	3,708	359	19,791	3,708	23,499	(970)	2021
Columbus	1605 Westbelt Drive	—	5,222	337	125	5,347	337	5,684	(1,054)	2017
Columbus	5330 Crosswinds Drive	—	45,112	3,410	(269)	44,843	3,410	48,253	(3,038)	2020
Columbus	200 McCormick Boulevard	—	8,960	988	—	8,960	988	9,948	(282)	2022
Columbus	3900-3990 Business Park Drive	—	2,976	489	657	3,633	489	4,122	(1,028)	2014
Dayton	2815 South Gettysburg Avenue	—	5,896	331	529	6,425	331	6,756	(1,681)	2015
Etna	8591 Mink Street SW	—	73,402	2,939	107	73,509	2,939	76,448	(5,287)	2020
Fairborn	1340 E Dayton Yellow Springs Road	—	5,569	867	272	5,841	867	6,708	(1,749)	2015
Fairfield	4275 Thunderbird Lane	—	2,788	948	822	3,610	948	4,558	(904)	2016
Fairfield	3840 Port Union Road	—	5,337	1,086	252	5,589	1,086	6,675	(1,054)	2018

State & City	Address	Encumbrances[1]	Initial Cost to STAG Industrial, Inc. Building & Improvements[2]	Land[3]	Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022 Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Gahanna	1120 Morrison Road	—	3,806	1,265	2,244	6,050	1,265	7,315	(1,810)	2011
Groveport	5830 Green Pointe Drive South	—	10,828	642	236	11,064	642	11,706	(1,968)	2017
Hilliard	4251 Leap Road	—	7,412	550	896	8,308	550	8,858	(1,574)	2017
Macedonia	8295 Bavaria Drive	—	10,219	1,001	—	10,219	1,001	11,220	(297)	2022
Macedonia	1261 Highland Road	—	8,063	1,690	292	8,355	1,690	10,045	(2,025)	2015
Maple Heights	16645 Granite Road	—	4,357	922	—	4,357	922	5,279	(268)	2021
Mason	7258 Innovation Way	—	4,582	673	—	4,582	673	5,255	(1,172)	2014
North Jackson	500 South Bailey Road	—	4,356	1,528	511	4,867	1,528	6,395	(1,300)	2013
North Jackson	382 Rosemont Road	—	7,681	486	1,269	8,950	486	9,436	(2,011)	2011
Oakwood Village	26350 Broadway	—	3,041	343	178	3,219	343	3,562	(828)	2015
Salem	800 Pennsylvania Avenue	—	7,674	858	1,112	8,786	858	9,644	(3,281)	2006
Seville	276 West Greenwich Road	—	1,591	273	103	1,694	273	1,967	(582)	2011
Streetsboro	9777 Mopar Drive	—	4,909	2,161	1,157	6,066	2,161	8,227	(1,671)	2011
Strongsville	14450 Foltz Industrial Parkway	—	16,487	1,315	—	16,487	1,315	17,802	(791)	2021
Strongsville	12930 Darice Parkway	—	5,750	491	963	6,713	491	7,204	(1,635)	2014
Toledo	1800 Jason Street	—	6,487	213	250	6,737	213	6,950	(1,894)	2012
Twinsburg	8601 Independence Parkway	—	19,772	3,855	—	19,772	3,855	23,627	(1,426)	2020
Twinsburg	7990 Bavaria Road	—	8,027	590	87	8,114	590	8,704	(2,829)	2007
West Chester	9696 International Boulevard	—	8,868	936	—	8,868	936	9,804	(1,890)	2016
West Jefferson	1550 West Main Street	—	70,213	2,015	31	70,244	2,015	72,259	(8,480)	2019
Oklahoma										
Oklahoma City	4949 Southwest 20th Street	—	2,211	746	124	2,335	746	3,081	(764)	2016
Oklahoma City	5101 South Council Road	—	9,199	1,614	1,466	10,665	1,614	12,279	(2,526)	2015
Tulsa	11607 E. 43rd Street North	—	8,242	966	—	8,242	966	9,208	(2,119)	2015
Tulsa	10757 East Ute Street	—	7,167	644	125	7,292	644	7,936	(694)	2020
Oregon										
Salem	4060 Fairview Industrial Drive	—	3,039	599	780	3,819	599	4,418	(1,154)	2011
Salem	4050 Fairview Industrial Drive	—	1,372	266	529	1,901	266	2,167	(588)	2011
Wilsonville	9400 SW Barber Street	—	10,142	696	18	10,160	696	10,856	(100)	2022
Pennsylvania										
Allentown	7132 Daniels Drive	—	7,199	1,962	2,130	9,329	1,962	11,291	(2,433)	2014
Burgettstown	157 Starpointe Boulevard	—	23,416	1,248	178	23,594	1,248	24,842	(3,065)	2019
Charleroi	200 Simko Boulevard	—	10,539	935	47	10,586	935	11,521	(1,598)	2018
Clinton	2300 Sweeney Drive	—	19,339	—	25	19,364	—	19,364	(3,654)	2017
Clinton	2251 Sweeney Drive	—	12,390	—	—	12,390	—	12,390	(1,830)	2018
Clinton	2300 Sweeney Drive Extension	—	16,840	—	931	17,771	—	17,771	(2,249)	2018
Clinton	1200 Clifford Ball Drive	—	10,524	—	—	10,524	—	10,524	(795)	2020
Clinton	1111 Clifford Ball Drive	—	5,668	—	—	5,668	—	5,668	(436)	2020
Clinton	1300 Clifford Ball Drive	—	18,152	—	—	18,152	—	18,152	(1,308)	2020
Clinton	1100 Clifford Ball Drive	—	40,282	—	—	40,282	—	40,282	(1,097)	2022
Croydon	3001 State Road	—	4,655	829	—	4,655	829	5,484	(726)	2018
Elizabethtown	11 and 33 Industrial Road	—	5,315	1,000	732	6,047	1,000	7,047	(1,495)	2014

State & City	Address	Encumbrances[1]	Initial Cost to STAG Industrial, Inc.		Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022			Accumulated Depreciation[4]	Year Acquired
			Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total		
Export	1003 Corporate Lane	—	5,604	667	—	5,604	667	6,271	(724)	2019
Hazleton	69 Green Mountain Road	—	43,685	4,995	154	43,839	4,995	48,834	(1,773)	2021
Imperial	200 Solar Drive	—	22,135	1,762	—	22,135	1,762	23,897	(2,281)	2019
Lancaster	2919 Old Tree Drive	—	5,134	1,520	1,280	6,414	1,520	7,934	(1,996)	2015
Langhorne	2151 Cabot Boulevard West	—	3,771	1,370	103	3,874	1,370	5,244	(816)	2016
Langhorne	2201 Cabot Boulevard West	—	3,018	1,308	528	3,546	1,308	4,854	(952)	2016
Langhorne	121 Wheeler Court	—	6,327	1,884	1,083	7,410	1,884	9,294	(1,508)	2016
Langhorne	1 Cabot Boulevard East	—	4,203	1,155	83	4,286	1,155	5,441	(561)	2020
Lebanon	1 Keystone Drive	—	5,083	1,380	163	5,246	1,380	6,626	(1,858)	2017
Mechanicsburg	6350 Brackbill Boulevard	—	5,079	1,482	1,813	6,892	1,482	8,374	(1,587)	2014
Mechanicsburg	6360 Brackbill Boulevard	—	7,042	1,800	989	8,031	1,800	9,831	(1,911)	2014
Mechanicsburg	245 Salem Church Road	—	7,977	1,452	726	8,703	1,452	10,155	(2,155)	2014
Muhlenberg Township	171-173 Tuckerton Road	—	13,784	843	2,498	16,282	843	17,125	(4,294)	2012
New Galilee	1750 Shenango Road	—	25,636	1,127	274	25,910	1,127	27,037	(2,805)	2019
New Kensington	115 Hunt Valley Road	—	9,145	177	—	9,145	177	9,322	(1,258)	2018
New Kingstown	6 Doughten Road	—	8,625	2,041	619	9,244	2,041	11,285	(2,383)	2014
O'Hara Township	100 Papercraft Park	—	18,612	1,435	8,179	26,791	1,435	28,226	(8,204)	2012
Pittston	One Commerce Road	—	19,603	677	97	19,700	677	20,377	(3,327)	2017
Reading	2001 Centre Avenue	—	5,294	1,708	1,276	6,570	1,708	8,278	(1,190)	2016
Warrendale	410-426 Keystone Drive	—	12,089	1,853	786	12,875	1,853	14,728	(1,694)	2018
York	2925 East Market Street	—	14,209	2,152	381	14,590	2,152	16,742	(2,306)	2017
York	57 Grumbacher Road	—	14,832	966	28	14,860	966	15,826	(2,085)	2018
York	420 Emig Road	—	7,886	869	—	7,886	869	8,755	(1,237)	2019
York	915 Woodland View Drive	—	5,788	1,139	138	5,926	1,139	7,065	(292)	2021
York	2800 Concord Road	—	21,154	1,478	599	21,753	1,478	23,231	(826)	2021
South Carolina										
Columbia	128 Crews Drive	—	5,171	783	162	5,333	783	6,116	(1,283)	2016
Duncan	110 Hidden Lakes Circle	—	10,981	1,002	1,267	12,248	1,002	13,250	(3,865)	2012
Duncan	112 Hidden Lakes Circle	—	6,739	709	1,586	8,325	709	9,034	(2,408)	2012
Duncan	175 Spartangreen Boulevard	—	12,390	936	52	12,442	936	13,378	(546)	2021
Edgefield	One Tranter Drive	—	938	220	887	1,825	220	2,045	(693)	2012
Fountain Inn	107 Southchase Boulevard	—	8,308	766	412	8,720	766	9,486	(1,482)	2018
Fountain Inn	141 Southchase Boulevard	—	14,984	1,878	81	15,065	1,878	16,943	(2,911)	2017
Fountain Inn	111 Southchase Boulevard	—	4,260	719	95	4,355	719	5,074	(1,125)	2016
Gaffney	50 Peachview Boulevard	—	4,383	1,233	2,058	6,441	1,233	7,674	(1,167)	2017
Goose Creek	6 Corporate Parkway	—	29,360	4,459	—	29,360	4,459	33,819	(3,413)	2019
Greenwood	215 Mill Avenue	—	1,824	166	641	2,465	166	2,631	(587)	2012
Greenwood	308-310 Maxwell Avenue	—	1,168	169	673	1,841	169	2,010	(470)	2012
Greer	2501 Highway 101	—	10,841	1,126	658	11,499	1,126	12,625	(1,811)	2018
Greer	8 Shelter Drive	—	4,939	681	3,478	8,417	681	9,098	(1,522)	2018
Greer	1000 Robinson Road	—	25,631	849	—	25,631	849	26,480	(760)	2021

State & City	Address	Initial Cost to STAG Industrial, Inc.			Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022			Accumulated Depreciation(4)	Year Acquired
		Encumbrances(1)	Building & Improvements(2)	Land(3)		Building & Improvements	Land	Total		
Greer	1817 East Poinsett Street	—	37,469	3,674	72	37,541	3,674	41,215	—	2022
Greer	1809 East Poinsett Street	—	41	1,885	—	41	1,885	1,926	—	2022
Greer	129 Metro Court	—	1,434	129	392	1,826	129	1,955	(455)	2015
Greer	149 Metro Court	—	1,731	128	558	2,289	128	2,417	(482)	2015
Greer	153 Metro Court	—	460	153	155	615	153	768	(185)	2015
Greer	154 Metro Court	—	2,963	306	959	3,922	306	4,228	(911)	2015
Laurens	103 Cherry Blossom Drive	—	4,033	151	52	4,085	151	4,236	(853)	2015
Piedmont	1100 Piedmont Highway	—	4,093	231	450	4,543	231	4,774	(999)	2015
Piedmont	1102 Piedmont Highway	—	2,092	158	45	2,137	158	2,295	(482)	2015
Piedmont	1104 Piedmont Highway	—	2,166	204	—	2,166	204	2,370	(623)	2015
Piedmont	513 Old Griffin Road	—	9,260	797	2,022	11,282	797	12,079	(1,485)	2018
Piedmont	1610 Old Grove Road	—	18,893	1,971	—	18,893	1,971	20,864	(3,481)	2019
Piedmont	100 Exchange Logistics Park Drive	—	25,151	569	1,001	26,152	569	26,721	(624)	2022
Piedmont	119 Matrix Parkway	—	13,912	331	—	13,912	331	14,243	(363)	2022
Rock Hill	2751 Commerce Drive, Unit C	(3,296)	6,146	1,411	767	6,913	1,411	8,324	(1,572)	2016
Rock Hill	1953 Langston Street	—	4,333	1,095	897	5,230	1,095	6,325	(1,075)	2017
Rock Hill	2225 Williams Industrial Boulevard	—	10,903	1,118	—	10,903	1,118	12,021	(839)	2020
Simpsonville	101 Harrison Bridge Road	—	2,960	957	3,659	6,619	957	7,576	(1,635)	2012
Simpsonville	103 Harrison Bridge Road	—	3,364	470	1,053	4,417	470	4,887	(1,212)	2012
Simpsonville	1312 Old Stage Road	—	24,200	1,454	3,426	27,626	1,454	29,080	(3,700)	2018
Spartanburg	5675 North Blackstock Road	—	15,100	1,867	271	15,371	1,867	17,238	(3,932)	2016
Spartanburg	950 Brisack Road	—	3,564	342	1,026	4,590	342	4,932	(1,234)	2014
Spartanburg	2071 Fryml Drive	—	7,624	663	—	7,624	663	8,287	(1,019)	2019
Spartanburg	2171 Fryml Drive	—	4,480	530	86	4,566	530	5,096	(671)	2019
Spartanburg	2010 Nazareth Church Road	—	16,535	895	745	17,280	895	18,175	(1,995)	2019
Spartanburg	150-160 National Avenue	—	5,797	493	944	6,741	493	7,234	(1,914)	2012
Summerville	105 Eastport Lane	—	4,710	1,157	534	5,244	1,157	6,401	(567)	2019
West Columbia	185 McQueen Street	—	6,946	715	2,355	9,301	715	10,016	(2,386)	2013
West Columbia	610 Kelsey Court	—	9,488	488	—	9,488	488	9,976	(1,728)	2016
West Columbia	825 Bistline Drive	—	9,151	240	1,008	10,159	240	10,399	(1,669)	2017
West Columbia	810 Bistline Drive	—	10,881	564	—	10,881	564	11,445	(1,245)	2019
West Columbia	1000 Technology Drive	—	26,023	1,422	—	26,023	1,422	27,445	(3,436)	2019
West Columbia	842 Bistline Drive	—	12,723	1,217	1,749	14,472	1,217	15,689	(725)	2021
West Columbia	222 Old Wire Road	—	4,646	551	2,301	6,947	551	7,498	(2,064)	2016
Tennessee										
Chattanooga	1800 Crutchfield Street Building A	—	2,181	187	14	2,195	187	2,382	(486)	2015
Chattanooga	1800 Crutchfield Street Building B	—	4,448	380	84	4,532	380	4,912	(1,009)	2015
Chattanooga	1100 Wisdom Street & 1295 Stuart Street	—	7,959	424	397	8,356	424	8,780	(2,312)	2015
Cleveland	4405 Michigan Avenue Road NE	—	3,161	554	84	3,245	554	3,799	(1,110)	2011
Clinton	1330 Carden Farm Drive	—	3,101	403	241	3,342	403	3,745	(827)	2015
Jackson	1094 Flex Drive	—	2,374	230	628	3,002	230	3,232	(952)	2012
Knoxville	2525 Quality Drive	—	3,104	447	46	3,150	447	3,597	(820)	2015

| | | | Initial Cost to STAG Industrial, Inc. | | Costs Capitalized Subsequent to Acquisition and Valuation Provision | Gross Amounts at Which Carried at December 31, 2022 | | | | |
State & City	Address	Encumbrances[1]	Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Knoxville	2522 and 2526 Westcott Boulevard	—	4,919	472	—	4,919	472	5,391	(757)	2018
Knoxville	5700 Casey Drive	—	7,812	1,117	735	8,547	1,117	9,664	(1,203)	2019
Lebanon	535 Maddox-Simpson Parkway	—	16,067	1,016	50	16,117	1,016	17,133	(2,648)	2019
Lebanon	675 Maddox-Simpson Parkway	—	5,891	519	—	5,891	519	6,410	(202)	2021
Loudon	1700 Elizabeth Lee Parkway	—	3,686	170	1,572	5,258	170	5,428	(993)	2015
Madison	538 Myatt Drive	—	5,758	1,655	1,891	7,649	1,655	9,304	(2,511)	2011
Mascot	9575 Commission Drive	—	3,179	284	75	3,254	284	3,538	(846)	2016
Mascot	2122 Holston Bend Drive	—	4,323	385	611	4,934	385	5,319	(1,117)	2013
Memphis	7625 Appling Center Drive	—	13,463	539	—	13,463	539	14,002	(377)	2022
Memphis	4880 East Tuggle Road	—	41,078	2,501	1,000	42,078	2,501	44,579	(4,863)	2019
Murfreesboro	1975 Joe B. Jackson Parkway	—	9,617	2,206	6	9,623	2,206	11,829	(258)	2022
Murfreesboro	540 New Salem Road	—	2,799	722	151	2,950	722	3,672	(942)	2014
Nashville	3258 Ezell Pike	—	3,455	547	174	3,629	547	4,176	(873)	2013
Vonore	90 Deer Crossing Road	—	7,821	2,355	85	7,906	2,355	10,261	(2,347)	2011
Texas										
Arlington	3311 Pinewood Drive	—	2,374	413	385	2,759	413	3,172	(1,039)	2007
Arlington	401 N. Great Southwest Parkway	—	5,767	1,246	1,165	6,932	1,246	8,178	(1,816)	2012
Cedar Hill	1650 U.S. Highway 67	—	11,870	4,066	1,774	13,644	4,066	17,710	(3,813)	2016
Conroe	16548 Donwick Drive	—	20,995	1,853	1,018	22,013	1,853	23,866	(2,930)	2018
El Paso	32 Celerity Wagon	—	3,532	—	196	3,728	—	3,728	(714)	2017
El Paso	48 Walter Jones Boulevard	—	10,250	—	163	10,413	—	10,413	(2,237)	2017
El Paso	1601 Northwestern Drive	—	9,052	1,248	850	9,902	1,248	11,150	(2,491)	2014
El Paso	6500 N. Desert Boulevard	—	7,518	1,124	474	7,992	1,124	9,116	(1,992)	2014
El Paso	1550 Northwestern Drive	—	14,011	1,854	2,433	16,444	1,854	18,298	(4,037)	2014
El Paso	1701 Northwestern Drive	—	9,897	1,581	2,031	11,928	1,581	13,509	(2,716)	2014
El Paso	7801 Northern Pass Road	—	5,893	1,136	—	5,893	1,136	7,029	(1,628)	2015
El Paso	12285 Gateway Boulevard West	—	22,571	1,725	—	22,571	1,725	24,296	(872)	2021
El Paso	9571 Pan American Drive	—	9,382	1,101	—	9,382	1,101	10,483	(145)	2022
El Paso	9555 Plaza Circle	—	4,666	626	128	4,794	626	5,420	(86)	2022
El Paso	9494 Escobar Drive	—	8,551	701	—	8,551	701	9,252	(133)	2022
El Paso	47 Butterfield Circle & 12 Leigh Fisher Boulevard	—	3,096	—	1,588	4,684	—	4,684	(1,604)	2012
Garland	2901 W. Kingsley Road	—	5,166	1,344	3,230	8,396	1,344	9,740	(1,740)	2014
Grapevine	2402 Esters Boulevard	—	9,522	—	84	9,606	—	9,606	(393)	2021
Grapevine	2400 Esters Boulevard	—	15,029	—	301	15,330	—	15,330	(619)	2021
Houston	18601 Intercontinental Crossing Drive	—	8,744	1,505	—	8,744	1,505	10,249	(1,327)	2019
Houston	9302 Ley Road	—	8,879	1,236	—	8,879	1,236	10,115	(991)	2019
Houston	10343 Ella Boulevard	—	16,586	1,747	—	16,586	1,747	18,333	(1,447)	2019
Houston	4949 Windfern Road	—	7,610	2,255	405	8,015	2,255	10,270	(2,177)	2013
Houston	1020 Rankin Road	—	4,802	565	957	5,759	565	6,324	(1,681)	2014
Houston	7300 Airport Boulevard	—	14,087	2,546	1,053	15,140	2,546	17,686	(2,249)	2016
Houston	13627 West Hardy	—	4,989	1,502	—	4,989	1,502	6,491	(1,407)	2017

			Initial Cost to STAG Industrial, Inc.		Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022				
State & City	Address	Encumbrances[1]	Building & Improvements[2]	Land[3]		Building & Improvements	Land	Total	Accumulated Depreciation[4]	Year Acquired
Houston	868 Pear Street	—	5,508	953	—	5,508	953	6,461	(1,347)	2017
Houston	14620 Henry Road	—	7,052	927	66	7,118	927	8,045	(1,299)	2017
Houston	7049 Brookhollow West Drive	—	9,371	809	15	9,386	809	10,195	(1,321)	2018
Houston	10401 S. Sam Houston Parkway	—	9,456	1,108	318	9,774	1,108	10,882	(948)	2019
Humble	18727 Kenswick Drive	—	21,476	2,255	—	21,476	2,255	23,731	(2,345)	2019
Katy	1800 North Mason Road	—	7,571	2,192	—	7,571	2,192	9,763	(1,003)	2019
Katy	21601 Park Row Drive	—	3,421	1,655	—	3,421	1,655	5,076	(432)	2019
Laredo	13710 IH 35 Frontage Road	—	13,847	2,538	—	13,847	2,538	16,385	(1,752)	2019
Laredo	13808 Humphrey Road	—	12,410	1,535	—	12,410	1,535	13,945	(2,390)	2017
McAllen	5601 West Military Highway	—	13,549	818	1,584	15,133	818	15,951	(914)	2020
Mission	802 Trinity Street	—	12,623	1,882	572	13,195	1,882	15,077	(2,114)	2018
Rockwall	3400 Discovery Boulevard	—	16,066	2,683	—	16,066	2,683	18,749	(3,471)	2017
Stafford	13720 Stafford Road	—	6,570	339	41	6,611	339	6,950	(1,107)	2017
Waco	101 Apron Road	—	1,394	—	922	2,316	—	2,316	(754)	2011
Utah										
Provo	3715 S. Tracy Hall Parkway	—	27,225	1,945	—	27,225	1,945	29,170	(1,080)	2021
Virginia										
Chester	2001 Ware Bottom Spring Road	—	3,402	775	—	3,402	775	4,177	(1,114)	2014
Fredericksburg	2031 International Parkway	—	15,235	2,182	—	15,235	2,182	17,417	(268)	2022
Harrisonburg	4500 Early Road	—	11,057	1,455	1,180	12,237	1,455	13,692	(3,241)	2012
Independence	One Compair Way	—	2,061	226	—	2,061	226	2,287	(578)	2012
North Chesterfield	8001 Greenpine Road	—	6,174	1,599	—	6,174	1,599	7,773	(898)	2019
Norfolk	4555 Progress Road	—	7,989	1,259	—	7,989	1,259	9,248	(140)	2022
Richmond	5250 Klockner Drive	—	3,801	819	726	4,527	819	5,346	(638)	2020
Washington										
Ridgefield	6111 S. 6th Way	—	9,711	2,307	780	10,491	2,307	12,798	(1,320)	2019
Wisconsin										
Appleton	1919 W. College Avenue	—	5,757	261	—	5,757	261	6,018	(296)	2021
Caledonia	1343 27th Street	—	3,339	225	—	3,339	225	3,564	(550)	2018
Cudahy	5831 S. Pennsylvania Avenue	—	4,778	1,427	—	4,778	1,427	6,205	(493)	2020
De Pere	2191 American Boulevard	—	6,042	525	101	6,143	525	6,668	(1,872)	2012
DeForest	505-507 Stokely Drive	—	5,298	1,131	592	5,890	1,131	7,021	(1,111)	2016
Delavan	329 Hallberg Street	—	2,059	127	30	2,089	127	2,216	(306)	2019
Delavan	1714 Hobbs Drive	—	4,676	241	69	4,745	241	4,986	(634)	2019
East Troy	2761 Buell Drive	—	4,936	304	57	4,993	304	5,297	(1,163)	2014
Elkhorn	555 Koopman Lane	—	3,897	351	493	4,390	351	4,741	(570)	2019
Elkhorn	390 Koopman Lane	—	3,621	210	—	3,621	210	3,831	(485)	2019
Franklin	5215 W Airways Avenue	—	8,193	1,551	—	8,193	1,551	9,744	(411)	2021
Germantown	N117 W18456 Fulton Drive	—	6,023	442	—	6,023	442	6,465	(858)	2018
Germantown	N106 W13131 Bradley Way	—	3,296	359	222	3,518	359	3,877	(561)	2018
Germantown	N102 W19400 Willow Creek Way	—	10,908	1,175	—	10,908	1,175	12,083	(1,533)	2018
Germantown	11900 N. River Lane	—	5,977	1,186	—	5,977	1,186	7,163	(1,818)	2014

State & City	Address	Encumbrances[1]	Initial Cost to STAG Industrial, Inc. Building & Improvements[2]	Initial Cost to STAG Industrial, Inc. Land[3]	Costs Capitalized Subsequent to Acquisition and Valuation Provision	Gross Amounts at Which Carried at December 31, 2022 Building & Improvements	Gross Amounts at Which Carried at December 31, 2022 Land	Gross Amounts at Which Carried at December 31, 2022 Total	Accumulated Depreciation[4]	Year Acquired
Hartland	500 North Shore Drive	—	4,634	1,526	—	4,634	1,526	6,160	(1,057)	2016
Hudson	2700 Harvey Street	—	7,982	683	6	7,988	683	8,671	(809)	2020
Janesville	2929 Venture Drive	—	17,477	828	979	18,456	828	19,284	(5,073)	2013
Kenosha	9625 55th Street	—	3,968	797	763	4,731	797	5,528	(1,117)	2016
Madison	4718 Helgesen Drive	—	6,365	609	475	6,840	609	7,449	(1,118)	2017
Madison	4722 Helgesen Drive	—	4,489	444	39	4,528	444	4,972	(725)	2017
Mayville	605 Fourth Street	—	4,118	547	623	4,741	547	5,288	(1,963)	2007
Mukwonago	103 Hill Court	—	10,844	1,478	219	11,063	1,478	12,541	(479)	2021
Muskego	S64 W15660 Commerce Center Parkway	—	5,497	393	154	5,651	393	6,044	(642)	2020
New Berlin	16250 West Woods Edge Drive	—	15,917	277	—	15,917	277	16,194	(1,468)	2019
New Berlin	16555 W. Smalls Road	—	20,176	955	—	20,176	955	21,131	(652)	2021
New Berlin	5600 S. Moorland Road	—	6,409	1,068	43	6,452	1,068	7,520	(1,696)	2013
Oak Creek	525 West Marquette Avenue	—	4,350	526	—	4,350	526	4,876	(759)	2018
Oak Creek	7475 South 6th Street	—	6,125	805	355	6,480	805	7,285	(1,002)	2018
Pewaukee	W288 N2801 Duplainville Road	—	6,678	841	1,001	7,679	841	8,520	(1,474)	2018
Pewaukee	W277 N2837 Duplainville Road	—	4,516	439	52	4,568	439	5,007	(796)	2018
Pleasant Prairie	10411 80th Avenue	—	18,219	2,297	—	18,219	2,297	20,516	(2,042)	2018
Pleasant Prairie	8901 102nd Street	—	4,949	523	440	5,389	523	5,912	(886)	2018
Sun Prairie	1615 Commerce Drive	—	5,809	2,360	2,499	8,308	2,360	10,668	(2,811)	2011
West Allis	2207 S. 114th Street	—	1,757	462	2,024	3,781	462	4,243	(808)	2015
West Allis	2075 S. 114th Street	—	1,848	444	1,698	3,546	444	3,990	(655)	2015
West Allis	2145 S. 114th Street	—	846	252	1,051	1,897	252	2,149	(400)	2015
West Allis	2025 S. 114th Street	—	956	251	801	1,757	251	2,008	(329)	2015
Yorkville	13900 West Grandview Parkway	—	4,886	416	323	5,209	416	5,625	(1,165)	2014
	Total	**$ (8,040)**	**$ 5,197,960**	**$ 647,663**	**$ 277,672**	**$ 5,475,632**	**$647,663**	**$ 6,123,295**	**$ (764,809)**	

(1) Balance excludes the net unamortized balance of fair market value discount of approximately $0.1 million and unamortized deferred financing fees and debt issuance costs of approximately $5,000.

(2) The initial costs of buildings and improvements is the acquisition costs plus building expansions and non-cash transfers of acquired other assets to initial cost of building and improvements, less asset impairment write-downs and disposals of building and tenant improvements.

(3) Represents values at acquisition date less any impairments.

(4) Depreciation expense is computed using the straight-line method based on the following estimated useful lives:

Description	Estimated Useful Life
Building	40 Years
Building and land improvements (maximum)	20 Years
Tenant improvements	Shorter of useful life or terms of related lease

As of December 31, 2022, the aggregate cost for federal income tax purposes of investments in real estate was approximately $7.1 billion.

Year ended December 31,

		2022		2021		2020
Real Estate:						
Balance at beginning of period	$	5,664,907	$	4,521,301	$	3,959,883
Additions during period						
Other acquisitions		423,918		1,217,478		664,616
Improvements, etc.		120,151		40,797		59,702
Other additions		—		—		—
Deductions during period						
Cost of real estate sold		(80,470)		(107,192)		(152,716)
Write-off of tenant improvements		(3,428)		(7,477)		(5,025)
Asset impairments and involuntary conversion		(1,783)		—		(5,159)
Balance at the end of the period including assets held for sale		6,123,295		5,664,907		4,521,301
Assets held for sale		(6,324)		—		(562)
Balance at the end of the period excluding assets held for sale	$	6,116,971	$	5,664,907	$	4,520,739
Accumulated Depreciation:						
Balance at beginning of period	$	611,867	$	495,466	$	393,506
Additions during period						
Depreciation and amortization expense		170,088		142,966		126,382
Other additions		—		—		—
Deductions during period						
Disposals		(17,146)		(26,565)		(24,422)
Balance at the end of the period including assets held for sale		764,809		611,867		495,466
Assets held for sale		(1,681)		—		(118)
Balance at the end of the period excluding assets held for sale	$	763,128	$	611,867	$	495,348

BOARD OF DIRECTORS

WILLIAM R. CROOKER
Chief Executive Officer
& President

BENJAMIN S. BUTCHER
Executive Chairman of the Board

DR. JIT KEE CHIN
Chief Data & Innovation Officer
& Executive Vice President
Suffolk Construction

VIRGIS W. COLBERT
Former Executive Vice President
World Wide Operations
Miller Brewing Company

MICHELLE S. DILLEY
Chief Executive Officer
Awesome Leaders, NFP

JEFFREY D. FURBER
Global Chairman
AEW

LARRY T. GUILLEMETTE
Former Chairman of the Board
Former Chief Executive Officer
& President
Amtrol, Inc.

FRANCIS X. JACOBY III
Chief Financial Officer
& Executive Vice President
Leggat McCall Properties, LLC

CHRISTOPHER P. MARR
Chief Executive Officer
& President
CubeSmart

HANS S. WEGER
Strategic Consultant

MANAGEMENT TEAM

WILLIAM R. CROOKER
Chief Executive Officer
& President

MATTS S. PINARD
Chief Financial Officer
Executive Vice President
& Treasurer

JEFFREY M. SULLIVAN
General Counsel & Secretary
Executive Vice President

JACLYN M. PAUL
Chief Accounting Officer

MICHAEL C. CHASE
Chief Investment Officer
Executive Vice President

CORPORATE INFORMATION

EXECUTIVE OFFICES
One Federal Street, 23rd Floor
Boston, MA 02110
617-574-4777 · stagindustrial.com

INVESTOR RELATIONS
617-226-4987 · InvestorRelations@stagindustrial.com

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP · Boston, MA

OUTSIDE CORPORATE COUNSEL
DLA Piper LLP (US) · New York, NY

TRANSFER AGENT
Continental Stock & Trust Company
1 State Street, 30th Floor
New York, NY 10004
212-509-4000 · continentalstock.com













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ONE FEDERAL STREET,
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BOSTON, MA 02110

617-574-4777